      AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 1997


                                                      REGISTRATION NO. 333-18123

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------
                             PATTERSON ENERGY, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           DELAWARE                             75-2504748
(STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                              4510 LAMESA HIGHWAY
                              SNYDER, TEXAS 79549
                                 (915) 573-1104
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               CLOYCE A. TALBOTT
                              4510 LAMESA HIGHWAY
                              SNYDER, TEXAS 79549
                                 (915) 573-1104
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               THOMAS H. MAXFIELD, ESQ.                         ROBERT V. JEWELL, ESQ.
                  BAKER & HOSTETLER                             ANDREWS & KURTH L.L.P.
                      SUITE 1100                                      SUITE 4200
             303 EAST SEVENTEENTH AVENUE                              600 TRAVIS
                DENVER, COLORADO 80203                           HOUSTON, TEXAS 77002

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                      PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                       OFFERING PRICE        AGGREGATE
    TITLE OF EACH CLASS OF          AMOUNT TO BE            PER               OFFERING           AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED(1)          SHARE(2)            PRICE(2)        REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.01 per share(3)..........    1,986,050 Shares        $25.875           $51,389,044          $15,572(4)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(1) Includes 259,050 shares to cover the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low reported sale prices of the Registrant's Common Stock on December 16, 1996, as reported on the Nasdaq National Market.


(3) Includes preferred stock purchase rights issuable pursuant to the Rights Agreement, dated as of January 2, 1997, between Patterson Energy, Inc. and Continental Stock Transfer & Trust Company.



(4) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

********************************************************************************
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A     *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED        *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT     *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE           *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT       *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR    *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH    *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR    *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                *
********************************************************************************


                 SUBJECT TO COMPLETION -- DATED JANUARY 3, 1997


PROSPECTUS
--------------------------------------------------------------------------------

                                1,727,000 Shares

                             PATTERSON ENERGY, INC.
[Patterson Logo]                  Common Stock
--------------------------------------------------------------------------------

Of the shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 1,500,000 shares are being sold by Patterson Energy, Inc., a Delaware corporation ("Patterson" or the "Company") and 227,000 shares are being sold by the selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


The Common Stock is quoted in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PTEN." On January 2, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $25.50 per share. See "Price Range of Common Stock and Dividend Policy."


SEE "RISK FACTORS" ON PAGES 8 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                         Underwriting                    Proceeds to
                                           Price to     Discounts and    Proceeds to       Selling
                                            Public      Commissions(1)    Company(2)     Stockholders
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be
$          .

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 259,050 additional shares of Common Stock on the same terms and conditions set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          , the total Proceeds to Company will be $          and the total
    Proceeds to Selling Stockholders will be $          . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about        , 1997.

PRUDENTIAL SECURITIES INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                                                RAYMOND JAMES & ASSOCIATES, INC.


            , 1997

                          PRINCIPAL AREAS OF ACTIVITY

            [MAP DEPICTING THE LOCATION OF THE COMPANY'S OFFICES AND
              PRINCIPAL AREAS OF OPERATIONS IN THE STATE OF TEXAS,
                 AS WELL AS OUTLINES OF THE AUSTIN CHALK TREND,
                 PERMIAN BASIN AND HARDEMAN BASIN AND FOLD OUT
                      PAGES WITH PHOTOS OF DRILLING RIGS.]

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus and in the documents incorporated by reference into this Prospectus. Unless the context indicates otherwise, (i) the terms "Company" and "Patterson" refer to the Company and its subsidiaries, (ii) the information in this Prospectus includes the effects of the restatement of Patterson's financial, operating and reserve information to include Tucker Drilling Company, Inc. ("Tucker") on a combined basis effective for all periods as a result of the merger of Patterson and Tucker on July 30, 1996, which was accounted for as a pooling of interests, (iii) all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and (iv) references to numbers of drilling rigs include only drilling rigs that the Company considers operable. See "Glossary of Industry Terms" at the back of this Prospectus for definitions of industry terms used in this Prospectus.

                                  THE COMPANY


     Patterson Energy, Inc. ("Patterson" or the "Company") is one of the leading providers of domestic land drilling services to major and independent oil and natural gas companies. Formed in 1978, the Company focuses its operations primarily in Texas in the Permian Basin, the Austin Chalk Trend and the Hardeman Basin. The Company has a fleet of 61 drilling rigs, 52 of which are currently operable, and ranked third during 1995 in both land footage and horizontal wells drilled in the U.S. The Company is also engaged in the development, exploration, acquisition and production of oil and natural gas.


     The Company has established a reputation for reliability, high quality equipment and well-trained crews. The Company continually seeks to modify and upgrade its equipment to maximize the performance and capabilities of its drilling rig fleet, which the Company believes provides it with a competitive advantage. Additionally, the Company has the in-house capability to design, manufacture, repair and modify its drilling rigs. Of the Company's drilling rigs, 46 are capable of drilling to depths greater than 10,000 feet, including five that are capable of drilling to depths greater than 15,000 feet. During the nine months ended September 30, 1996, the Company drilled 314 wells totaling 2.6 million feet for 92 different customers. The Company believes that it has one of the highest utilization rates in the U.S. land drilling industry, with an average utilization rate in excess of 80% during the fourth quarter of 1996.

     The Company's oil and natural gas activities are designed to complement its land drilling operations. These activities are focused in mature producing regions in the Austin Chalk Trend, the Permian Basin and South Texas. Oil and natural gas operations comprised approximately 13% of the Company's revenues for the nine months ended September 30, 1996. As of September 30, 1996, the Company's proved developed reserves were 1,919 MBOE and had a SEC PV-10 Value of $12.6 million.


     Over the past three years, the Company's operations have expanded significantly through a series of acquisitions. Since 1993, the Company has acquired 48 drilling rigs, 39 of which are presently operable. From 1991 (prior to giving effect to the Tucker merger) to 1995, the Company's annual revenues increased from $21.9 million to $64.4 million, and its annual EBITDA increased from $2.7 million to $11.2 million.


                    DOMESTIC LAND DRILLING INDUSTRY OVERVIEW


     Since 1982, the U.S. land drilling industry has been characterized by an over supply of drilling equipment due to decreased demand for land drilling services. During the past 14 years, the available land drilling rig fleet declined from 5,139 drilling rigs in 1982 to 1,425 drilling rigs in 1996. Industry profitability also suffered, and in many cases insufficient cash flow was generated to support proper drilling rig maintenance. To maintain operation of drilling equipment in that environment, drilling contractors frequently removed drill pipe, parts and components from less desirable drilling rigs. The available domestic drilling fleet has been further reduced through the mobilization of drilling equipment to international markets.


     Many drilling contractors have used up most of their internal inventories of drilling rig components and drill pipe and have begun to experience rising costs for the components necessary to maintain their drilling rigs in working condition. These increased capital costs have strained the economic resources of many small land drilling operators, resulting in an environment that encourages industry consolidation. These factors have led to a reduction in the number of domestic drilling contractors from 388 in 1993 to 289 in 1996. In addition, approximately one-third of the land footage drilled in the U.S. during 1995 was drilled by only 10 companies, down from 25 in 1993.


     During the last two years, however, demand for domestic onshore drilling services has increased as a result of stronger oil and natural gas prices and technological advances (such as 3-D seismic, new drilling techniques and improved completion methods) that have reduced exploration, development and production costs per BOE. As a consequence, the Company has recently begun to realize modest price increases for the first time in many years.


                               BUSINESS STRATEGY

     The Company's strategy is to increase cash flow and earnings per share by enhancing its position as a leading domestic land drilling contractor. The principal components of this strategy are as follows:

     STRONG INDUSTRY REPUTATION. The Company believes that it has a strong reputation within its existing markets for providing well maintained equipment, high quality service and experienced personnel. The Company intends to build on existing customer relationships in each of its areas of operation by offering technically sophisticated drilling equipment and providing quality service to its customers with an emphasis on efficiency, dependability and safety.


     HIGH QUALITY ASSET BASE. The Company's drilling rigs are maintained in good operating condition through an established program of modifications and upgrades. The Company believes that the quality and operating condition of its drilling equipment allow it to maximize utilization rates and pricing.


     GROWTH THROUGH ACQUISITION. The Company believes that attractive acquisition opportunities exist to further expand its drilling rig fleet. In evaluating potential acquisitions, the Company seeks to identify drilling rigs and related equipment that complement the Company's existing drilling rig fleet and enable it to expand its market share in its core geographic operating areas. Following an acquisition, the Company refurbishes the drilling rigs to the Company's standards of quality and dependability.

     EFFICIENT OPERATIONS. Based on publicly available information, the Company believes that it had one of the highest ratios of EBITDA to revenues in the U.S. land drilling industry during the first nine months of 1996. The Company has produced these results from the combination of providing premium contract drilling services and operating under an efficient cost structure. In addition, the Company has achieved cost reductions and efficiencies through acquisition related synergies. The Company also uses its fleet of trucks and trailers to rig down, transport and rig up its drilling rigs, which increases efficiency by reducing the time and costs associated with these ancillary operations.

     COMPLEMENTARY OIL AND NATURAL GAS OPERATIONS. The Company believes that its oil and natural gas operations provide it with the additional financial flexibility to generate cash flow during downturns in the land drilling market. The Company's ability to participate in oil and natural gas wells also generates opportunities to serve as the land drilling contractor for other operators or on its own behalf.


                              RECENT ACQUISITIONS


     During July 1996, the Company acquired Tucker for Common Stock valued at $26.4 million. A total of 1,577,514 shares of Common Stock was issued to the stockholders of Tucker pursuant to the merger, and an additional 74,592 shares of Common Stock were reserved for issuance upon exercise of then outstanding Tucker stock options. Tucker was engaged in onshore contract drilling in the Permian and Hardeman Basins and, to a lesser extent, in the exploration, development and production of oil and natural gas, primarily in the Permian Basin. At the time of the merger, Tucker owned 13 drilling rigs. While all of the drilling rigs were operable, their utilization rate was approximately 50%. The utilization rate for these drilling rigs is now approximately 80%.

     During October 1996, the Company purchased six drilling rigs and related assets through the acquisition of Gene Sledge Drilling Corporation ("Sledge"). The net purchase price for Sledge was $8.9 million which, in addition to the drilling rigs, included an inventory of drilling equipment valued by the Company at approximately $4.4 million. Sledge's contract drilling operations were conducted in the Permian Basin. Five of the six drilling rigs were operable at the time of the transaction and the sixth became operable in November. Sledge's utilization rates were comparable to the Company's utilization rates.


     During November and December 1996, in two separate transactions, the Company acquired 15 drilling rigs and related assets. The consideration paid for these assets was approximately $4.2 million, consisting of $2.4 million cash, a $400,000 promissory note and 52,000 shares of the Company's Common Stock valued at approximately $1.4 million. Six of the drilling rigs were operable at the time of the transactions, but were underutilized. The nine remaining drilling rigs are expected to become operable during 1997. The Company has budgeted approximately $7.5 million to modify and upgrade the drilling rigs acquired in these two transactions.


                                  THE OFFERING

Common Stock Offered:
  By the Company....................................   1,500,000 shares
  By the Selling Stockholders.......................   227,000 shares
          Total.....................................   1,727,000 shares
Common Stock to be Outstanding after the Offering...   6,441,371 shares(1)
Use of Proceeds.....................................   Repayment of indebtedness, drilling rig
                                                       modifications and upgrades and other
                                                       general corporate purposes, including
                                                       possible drilling rig and equipment
                                                       acquisitions. The Company will not
                                                       receive any of the proceeds from the
                                                       sale of shares by the Selling
                                                       Stockholders. See "Use of Proceeds."
Nasdaq National Market Symbol.......................   PTEN

---------------

(1) Does not include 378,910 shares issuable upon exercise of outstanding stock options and warrants held by management, non-employee directors and others, at a weighted average exercise price of $9.51 per share.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain considerations relevant to an investment in the Common Stock offered hereby.

                SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

                     (in thousands, except per share data)


     The following table sets forth certain summary selected consolidated financial data of the Company for each of the periods indicated. The financial data for the three-year period ended December 31, 1995 have been derived from the Company's audited consolidated financial statements. The data presented for the years ended December 31, 1991 and 1992 have not been audited and were prepared by the Company using these periods' stand alone audited financial statements of the Company and Tucker. The financial data for the nine months ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company and Tucker. The Company's previously reported data for 1996 and prior years have been restated to reflect the merger with Tucker under the pooling of interests method of accounting. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and other information included elsewhere in this Prospectus and the documents incorporated by reference herein.



                                                                                                            NINE MONTHS
                                                                  YEAR ENDED                                   ENDED
                                                                 DECEMBER 31,                              SEPTEMBER 30,
                                            -------------------------------------------------------     -------------------
                                             1991        1992        1993        1994        1995        1995        1996
                                            -------     -------     -------     -------     -------     -------     -------
                                                (UNAUDITED)                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Operating Revenues:
  Drilling................................  $33,614     $34,417     $37,746     $54,823     $57,599     $42,656     $47,725
  Oil and gas.............................    4,028       4,171       5,147       4,707       6,845       4,905       7,331
                                            --------    --------    --------    --------    --------    --------    --------
        Total.............................   37,642      38,588      42,893      59,530      64,444      47,561      55,056
                                            --------    --------    --------    --------    --------    --------    --------
Operating costs and expenses:
  Direct drilling costs...................   29,090      29,376      30,631      43,036      46,505      34,431      38,818
  Oil and gas related costs...............    1,618       1,800       1,920       2,654       2,669       1,671       2,423
  Depreciation, depletion and
    amortization..........................    4,976       4,338       4,655       4,912       7,682       5,286       7,913
  General and administrative..............    3,310       3,686       4,014       4,793       5,063       3,607       3,944
                                            --------    --------    --------    --------    --------    --------    --------
        Total.............................   38,994      39,200      41,220      55,395      61,919      44,995      53,098
                                            --------    --------    --------    --------    --------    --------    --------
Operating income (loss)...................   (1,352)       (612)      1,673       4,135       2,525       2,566       1,958
                                            --------    --------    --------    --------    --------    --------    --------
Other income (expenses):
  Interest expense........................     (523)       (416)       (331)       (366)     (1,065)       (762)       (985)
  Non-recurring acquisition costs.........       --          --          --          --          --          --      (2,268)
  Other...................................    1,413       1,011         397       1,045         954         752       1,006
                                            --------    --------    --------    --------    --------    --------    --------
Income (loss) before income taxes and
  extraordinary items.....................     (462)        (17)      1,739       4,814       2,414       2,556        (289)
                                            --------    --------    --------    --------    --------    --------    --------
Income tax expense (benefit):
  Current.................................       57          79         123         213         213         264         112
  Deferred................................       (8)         --          --        (406)     (1,000)       (208)     (2,531)
  Charge in lieu of income taxes..........      131         312          --          --          --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
Net income (loss) before extraordinary
  items...................................     (642)       (408)      1,616       5,007       3,201       2,500       2,130
Extraordinary items.......................      131         458          --          --          --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
Net income (loss).........................  $  (511)    $    50     $ 1,616     $ 5,007     $ 3,201     $ 2,500     $ 2,130
                                            ========    ========    ========    ========    ========    ========    ========
Net income (loss) per common share:
  Primary.................................  $  (.17)    $   .02     $   .51     $  1.24     $   .73     $   .59     $   .43
  Fully diluted...........................  $  (.17)    $   .02     $   .51     $  1.24     $   .71     $   .55     $   .43
OTHER FINANCIAL DATA:
EBITDA(1).................................  $ 5,037     $ 4,737     $ 6,725     $10,092     $11,161     $ 8,604     $10,877(3)
Operating cash flow(2)....................    3,639       3,649       6,373       9,301       9,618       7,277       8,594(3)
Total capital expenditures................    5,701       4,770       5,262      11,617      19,906      15,237      10,554



                                                                                     AS OF SEPTEMBER 30, 1996
                                                                               -------------------------------------
                                                                                                               PRO
                                                                                                PRO           FORMA
                                                                               ACTUAL         FORMA(4)       AS ADJUSTED(5)
                                                                               -------        -------        -------
                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents....................................................  $ 9,450        $ 8,625        $17,659
Total assets.................................................................   68,498         85,678         94,712
Notes payable................................................................   15,655         26,480             --
Total stockholders' equity...................................................   39,237         40,667         76,182


                                                   (See Notes on following page)

---------------

(1) EBITDA (earnings before interest expense, taxes and depreciation, depletion and amortization) is presented to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income under generally accepted accounting principles as an indicator of the Company's operating performance or as an alternative to cash flow from operating activities under generally accepted accounting principles as a measure of liquidity.



(2) Operating cash flow is defined as net income plus depreciation, depletion and amortization, write-down due to impairment of long-lived assets and abandonments minus net gain on sale of assets and deferred income tax benefit. Operating cash flow should not be considered as an alternative to net income under generally accepted accounting principles as an indicator of the Company's operating performance or as an alternative to cash flow from operating activities under generally accepted accounting principles as a measure of liquidity.


(3) Adjusted to exclude $2.3 million (before-tax) and $1.5 million (after-tax) of non-recurring acquisition costs associated with the Tucker merger.


(4) Pro forma to give effect to the acquisition of six drilling rigs and related assets from Sledge in October 1996 and the acquisition of 15 (six currently operable) drilling rigs and related assets in two separate transactions during November and December 1996. See "Business and Properties -- Recent Acquisitions" and "The Company."



(5) Pro forma to give effect to the acquisition of six drilling rigs and related assets from Sledge in October 1996 and the acquisition of 15 (six currently operable) drilling rigs and related assets in two separate transactions during November and December 1996 and as adjusted to reflect the issuance and sale of the 1,500,000 shares of Common Stock offered hereby by the Company and the application of the net proceeds therefrom. See "Business and Properties -- Recent Acquisitions," "The Company" and "Use of Proceeds."


                 SUMMARY OPERATING AND OIL AND NATURAL GAS DATA


     The following table sets forth operating and oil and natural gas data for the Company for each of the periods indicated which have been restated to reflect the merger of the Company and Tucker. The reserve data set forth below represent only estimates, which are based on various assumptions and, therefore, are inherently imprecise. In addition, the reserve data may be subject to upward or downward revisions depending upon, among other factors, production history and prevailing oil and natural gas prices. See "Risk Factors -- Volatility of Oil and Natural Gas Prices," "Risk Factors -- Uncertainty of Oil and Natural Gas Reserve Estimates," "Business and Properties" and "Experts."



                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                       YEAR ENDED DECEMBER 31,          30,
                                                      -------------------------   ----------------
                                                       1993     1994     1995      1995     1996
                                                      ------   ------   -------   ------   -------
RIG ACTIVITY DATA:
Number of wells drilled............................      333      460       395      327       314
Average rigs available for service.................       25       31        36       35        39
Average rig utilization rate.......................       75%      76%       69%      70%       70%
PRODUCTION DATA:
Average net daily production:
  Oil (Bbls).......................................      399      340       524      509       630
  Natural Gas (Mcf)................................    1,946    2,356     3,731    3,675     4,539
  Total (BOE)......................................      723      733     1,146    1,122     1,387
Average sales price:
  Oil (per Bbl)....................................   $17.05   $16.40   $ 17.48   $17.40   $ 20.03
  Natural Gas (per Mcf)............................     2.02     1.68      1.51     1.41      1.96
Average production (lifting) costs (per BOE).......   $ 4.57   $ 4.27   $  3.61   $ 3.50   $  3.86
RESERVE DATA:
  Proved Developed Reserves (MBOE).................      767    1,228     1,635        -     1,919
  SEC PV-10 Value (in thousands)...................   $4,575   $6,621   $10,826        -   $12,615

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.


     VOLATILITY OF OIL AND NATURAL GAS PRICES. The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, both with respect to its contract drilling operations and its oil and natural gas operations. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices are affected by market supply and demand factors as well as actions of state and local agencies, U.S. and foreign governments and international cartels. All of these factors are beyond the control of the Company. Any significant or extended decline in oil and/or natural gas prices will have a material adverse effect on the Company's financial condition and operations and could impair access to sources of capital.



     MARKET CONDITIONS FOR CONTRACT DRILLING SERVICES. The contract drilling business is currently experiencing increased demand for drilling services primarily due to stronger oil and natural gas prices. However, the market for onshore contract drilling services has generally been depressed since 1982, when crude oil and natural gas prices began to weaken. A particularly sharp decline in demand for contract drilling services occurred in 1986 because of the world-wide collapse in oil prices (to approximately $10.00 per Bbl in April 1986 in the U.S.). Since this time and except during occasional upturns, there have been substantially more drilling rigs available than necessary to meet demand in most operating and geographic segments of the domestic drilling industry. As a result, drilling contractors have had difficulty sustaining profit margins. In addition to adverse effects that future declines in demand could have on the Company, ongoing movement or reactivation of onshore drilling rigs or new construction of drilling rigs could adversely affect rig utilization rates and pricing, even in an environment of stronger oil and natural gas prices and increased drilling activity. The Company cannot predict either the future level of demand for its contract drilling services or future conditions in the contract drilling industry.


     SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY. Currently, there is a growing shortage of drill pipe in the contract drilling industry in the U.S. This shortage has caused the price of drill pipe to increase significantly over the past 30 months and has required orders for new drill pipe to be placed at least 150 to 180 days in advance of expected use. The price increase and the delay in delivery caused the Company to substantially increase capital expenditures in its contract drilling segment over the approximately 30-month period ending September 30, 1996, primarily with respect to new drill pipe purchases. In the event of an extended shortage, the Company may be unable to obtain the drill pipe required for its contract drilling operations.

     MANAGEMENT OF GROWTH. The Company has experienced substantial growth over the past three years, particularly in its contract drilling segment, and intends to further expand its drilling fleet through selected acquisitions. Continued growth could strain the Company's management, operations, employees and resources. There can be no assurance that the Company will be able to manage growth effectively or that it will be successful in maintaining the market share attributable to operable drilling rigs acquired by the Company. If the Company is unable to manage its growth, its business, results of operations and financial condition could be materially adversely affected.

     ABILITY TO GROW THROUGH ACQUISITIONS. The Company's growth has been enhanced materially by strategic acquisitions that have substantially increased the Company's drilling rig fleet. One element of the Company's strategy is to make acquisitions in markets in which it currently competes. While the Company believes that the land drilling industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other companies for available acquisition opportunities. In addition, if the prices paid by buyers of drilling rigs continue to rise, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company or that any completed acquisition would improve the Company's financial condition, results of operations, business or prospects in any material manner.

     LABOR SHORTAGES. Increases in domestic drilling demand since mid-1995 and recent increases in contract drilling activity have resulted in a shortage of qualified drilling rig personnel in the industry. If the Company is unable to attract and retain sufficient qualified personnel, its ability to market and operate its drilling rigs will be restricted. Further, labor shortages could result in wage increases, which could reduce the Company's operating margins.

     RELIANCE ON KEY PERSONNEL. The Company is highly dependent upon its executive officers and key employees. The unexpected loss of the services of any of these individuals, particularly Cloyce A. Talbott or A. Glenn Patterson, the Chief Executive Officer and the President of the Company, respectively, could have a detrimental effect on the Company. The Company has no employment agreements with any of its executive officers. The Company maintains key man insurance on the lives of Messrs. Talbott and Patterson in the amount of $3 million each.

     RISKS OF OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION. The search for oil and natural gas often results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, do not produce oil or natural gas in sufficient quantities to return a profit on the costs incurred. No assurance can be given that any oil or natural gas reserves located by the Company in the future will be commercially productive. In addition, the cost of drilling, completing and operating wells is often uncertain, and drilling may be delayed or cancelled as a result of many factors, including unacceptably low oil and natural gas prices, oil and natural gas property title problems, inclement weather conditions and financial instability of well operators and working interest owners. Furthermore, the availability of a ready market for the Company's oil and natural gas depends on numerous factors beyond its control, including demand for and supply of oil and natural gas, general economic conditions, proximity of natural gas reserves to pipelines, weather conditions and government regulation.

     COMPETITION. The Company encounters intense competition in its contract drilling operations from other drilling contractors. The competitive environment for contract drilling services involves such factors as drilling rates, availability and condition of drilling rigs and equipment, reputation and customer relations. The Company faces strong competition from major oil companies, independent oil and natural gas companies and individual producers and operators in acquiring oil and natural gas leases for exploration and development. Many of the competitors in each of the Company's lines of business have substantially greater financial and other resources than the Company.

     OPERATING RISKS AND INSURANCE. Contract drilling and oil and natural gas activities are subject to a number of risks and hazards which could cause serious injury or death to persons, suspension of drilling operations and serious damage to equipment or property of others and, in addition to environmental damage, could cause substantial damage to producing formations and surrounding areas. Damages to the environment could result from the Company's operations, particularly through oil spills, gas leaks, discharges of toxic gases or extensive uncontrolled fires. In addition, the Company could become subject to liability for reservoir damages. The occurrence of a significant event, including pollution or environmental damage, could materially affect the Company's operations and financial condition. Although the Company believes that it is adequately insured against normal and foreseeable risks in its operations in accordance with industry standards, such insurance may not be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. Furthermore, a portion of the Company's contract drilling is done on a turnkey basis, which involves substantial economic risks.

     ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION MATTERS. The Company's operations are subject to numerous domestic laws and regulations that relate directly or indirectly to the drilling of oil and natural gas wells, including laws and regulations controlling the discharge of materials into the environment, requiring removal and cleanup under certain circumstances or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. To date, the Company has not been required to expend significant resources in order to comply with applicable environmental laws and regulations nor has it incurred any fines or penalties for noncompliance. However, compliance costs under existing legal requirements and under any new requirements could become material, and the Company could incur liability in the future for noncompliance. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, spacing of wells, unitization and pooling of properties, disposal of produced water and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. In addition, although the Company performed visual inspections on three yards acquired by it during 1996, the Company did not obtain Phase I environmental reports on any of the yards, which reports, if obtained, may have revealed potential environmental liabilities not otherwise apparent from the Company's visual inspection. The Company typically does not have indemnifications from the respective sellers of the yards for preclosing liabilities, including environmental liabilities. Accordingly, any loss resulting from environmental liabilities from any of these yards, or from any other properties acquired or sold by the Company or its predecessors in interest, may be borne by the Company.


     UNCERTAINTY OF OIL AND NATURAL GAS RESERVE ESTIMATES. Estimates of the Company's proved developed reserves and future net revenues are based on engineering reports prepared by an independent petroleum engineer based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company. These estimates are based on several assumptions that the Securities and Exchange Commission requires oil and natural gas companies to use, including for example, constant oil and natural gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, production costs and development costs may vary substantially from those assumed in the estimates. Any significant variance could materially affect the estimates. In addition, the Company's reserves might be subject to upward or downward adjustment based on future production, results of future exploration and development, prevailing oil and natural gas prices and other factors.

     CONFLICTS OF INTEREST. Certain of the Company's directors and executive officers and their respective affiliates have participated and may continue to participate from time to time in oil and natural gas prospects and properties in which the Company has an interest. Conflicts of interest may arise between such persons and the Company as to the advisability of conducting drilling and recompletion activities on these properties. Of the 266 wells operated by the Company at September 30, 1996, the Company's directors, officers and/or their respective affiliates were working interest owners in approximately 104 wells. See "Management -- Related Party Transactions."


     ANTI-TAKEOVER MEASURES. The Company, a Delaware corporation, is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. The Company has also enacted certain anti-takeover measures, including a stockholder rights plan. As a result of these measures, potential acquirors of the Company may find it more difficult or be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions. See "Description of Capital Stock."


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the offering, the Company will have 6,441,371 shares of Common Stock outstanding (6,700,421 shares if the Underwriters' over-allotment option is exercised in full), 5,499,750 (5,758,800 if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining 941,621 shares, 691,621 shares will be held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, and may be sold subject to the provisions of Rule 144 and the contractual restrictions described below and 250,000 shares (all of which are "restricted securities" under Rule 144) are held by a third party. These 250,000 shares are entitled to certain registration rights and also may be sold subject to the provisions of Rule 144. In addition, the Company has reserved for issuance 75,000 shares of Common Stock pursuant to the exercise of outstanding warrants held by a third party which are entitled to certain registration rights. The Company and the Selling Stockholders have agreed that they will not, for a period of 120 days from the date of this Prospectus, and the executive officers and directors of the Company that are not also Selling Stockholders have agreed that they will not, for a period of 120 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Patterson Energy, Inc. 1993 Stock Incentive Plan (the "1993 Plan") or the Company's Non-Employee Directors' Stock Option Plan (the "Non-Employee Director Plan"). Upon the expiration of these lockup agreements, all 691,621 shares held by such executive officers and directors which are not sold in this offering will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144, 92,310 shares of Common Stock issuable upon exercise of outstanding warrants and options that are vested will be eligible for sale and 106,600 shares of Common Stock issuable upon exercise of options that are not vested will become eligible for sale as such options become vested. In addition, a total of 105,000 shares of Common Stock issuable upon exercise of outstanding options are eligible for sale under a shelf registration statement. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


     No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.


     PREFERRED STOCK. The Company has a class of authorized Preferred Stock. The Board of Directors, without stockholder approval, may issue shares of the Preferred Stock with rights and preferences adverse to the voting power or other rights of the holders of the Common Stock. The Company has not issued any shares of Preferred Stock. However, as of January 2, 1997, an aggregate of 100,000 shares of Preferred Stock had been reserved for issuance upon exercise of the Rights described under "Description of Capital Stock -- Stockholder Rights Plan."


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and documents incorporated by reference in this Prospectus include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as market conditions, future capital, development and exploration expenditures (including the amount and nature thereof), drilling rig utilization rates, drilling of wells, reserve estimates, repayment of debt, business strategies and other plans and objectives of management of the Company for future operations and activities, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed above, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the foregoing matters.

                                  THE COMPANY


     The Company is engaged in onshore contract drilling for oil and natural gas and, to a lesser extent, in the development, exploration, acquisition and production of oil and natural gas. The Company's operations are conducted primarily in Texas in the Permian Basin, the Austin Chalk Trend, South Texas and the Hardeman Basin. The Company was organized as a Texas corporation in January 1978 and was reorganized as a Delaware corporation in October 1993. The Company completed an initial public offering in December 1993. Since that time, the Company has expanded its drilling rig fleet from 13 to 61 drilling rigs (52 of which are currently operable) through a series of strategic acquisitions:


     - In July 1994, nine operable drilling rigs, a yard in Victoria, Texas and 16 rig hauling trucks were acquired by the Company from Questor Drilling Corp., a wholly owned subsidiary of Phibro Energy USA, Inc., for $6.4 million consisting of cash and Common Stock.

     - In April 1995, an approximate 58% undivided interest in each of two operable drilling rigs in which the Company owned the remaining interest was acquired for a price of $434,000 in cash.

     - In May 1995, three inoperable drilling rigs and related equipment were acquired for $1.1 million consisting of cash and Common Stock. Two of these drilling rigs became operable in May and September 1995 and one became operable in May 1996.

     - In May 1995, one operable drilling rig was purchased for a price of $360,000 in cash.

     - In July 1996, 13 operable drilling rigs, related equipment and a yard in San Angelo, Texas, were acquired from Tucker in consideration for Common Stock valued at $26.4 million.

     - In October 1996, six drilling rigs, related equipment and inventory and a yard were acquired from Sledge for a net purchase price of $8.9 million in cash. Five drilling rigs were operable at the time of the acquisition and the remaining drilling rig was placed in service in November 1996.


     - In November and December 1996, 15 drilling rigs, related equipment and a yard were acquired in two separate transactions for aggregate net consideration of $4.2 million. Of these drilling rigs, six were operable at the time of acquisition and nine are expected to become operable at various times over the next 12-month period. See "Business and Properties -- Recent Acquisitions."


     The Company's headquarters are located at 4510 Lamesa Highway, Snyder, Texas 79549, and its telephone number at that address is (915) 573-1104. The Company also has small offices in Austin, Houston and Midland, Texas and yard facilities in Snyder, LaGrange, Victoria, Odessa, Midland, San Angelo and Wichita Falls, Texas.

                                USE OF PROCEEDS


     Assuming an offering price of $25.50 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on January 2, 1997), the net proceeds to be received by the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby are estimated to be $35.5 million ($41.7 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses. The Company intends to use the net proceeds approximately as follows: (i) $25.4 million to repay indebtedness as set forth in the table below; (ii) $7.5 million for drilling rig modifications and upgrades; and (iii) the remaining $2.6 million for other general corporate purposes, including possible drilling rig and equipment acquisitions. Pending use thereof, the Company intends to invest the net proceeds in short-term, investment grade or government interest-bearing securities.


     The Company will not receive any of the proceeds from the sale of the Common Stock being sold by the Selling Stockholders.

     The following table sets forth certain information concerning the indebtedness to be paid with the net proceeds of this offering:


                                        PRINCIPAL
                                       OUTSTANDING
                                           AT           PRINCIPAL       ANNUAL
                                      DECEMBER 31,        TO BE        INTEREST       MATURITY
             NAME OF LENDER               1996          REPAID(1)        RATE           DATE
    --------------------------------  -------------     ---------     ----------    ------------
                                      (IN THOUSANDS)
    Norwest Bank, N.A.                                                  Prime(3)
      ("Norwest")...................     $ 3,600(2)      $ 3,600                    June 1998
    The CIT Group/Equipment                                            One month
      Financing, Inc. ("CIT").......      21,849(4)       21,849        LIBOR(5)    August 2002
                                                                      plus 2.75%
                                         -------         -------
              Totals................     $25,449         $25,449
                                         =======         =======


---------------
(1) Does not include accrued interest and, in the case of the CIT loan, a prepayment fee of approximately $200,000.

(2) Loan proceeds were used to refinance an existing credit facility with Norwest in November 1996.


(3) Based on the prime rate announced from time to time by Chase Manhattan Bank, N.A. (8.25% at December 31, 1996).


(4) Loan proceeds were used to refinance existing credit facilities with CIT and U.S. Bancorp Leasing and Financial in September 1996, and the balance was used to acquire drilling rigs and related equipment in October 1996.


(5) London Interbank Offered Rate (5.53125% at December 31, 1996).

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is included in the Nasdaq National Market under the symbol "PTEN." The following table sets forth the high and low sale prices of the Common Stock for the periods indicated as reported by the Nasdaq National Market.


                                                                          HIGH       LOW
                                                                         ------     ------
    1995:
    -----
    First quarter......................................................  $ 7.75     $ 6.00
    Second quarter.....................................................   10.25       7.00
    Third quarter......................................................   13.88       9.25
    Fourth quarter.....................................................   14.63      10.50
    1996:
    -----
    First quarter......................................................  $15.63     $11.25
    Second quarter.....................................................   18.13      13.25
    Third quarter......................................................   20.25      15.00
    Fourth quarter.....................................................   30.25      17.50
    1997:
    -----
    First quarter (through January 2, 1997)............................  $26.25     $25.50



     On January 2, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $25.50. As of December 31, 1996, there were approximately 246 holders of record of the Common Stock.


     The Company has not declared or paid cash dividends on the Common Stock in the past and does not expect to declare or pay any cash dividends on the Common Stock in the foreseeable future. The terms of an existing bank credit facility prohibit payment of dividends by the Company without the prior written consent of the bank. This bank line will be repaid in full with proceeds of this offering received by the Company.

                                 CAPITALIZATION


     The following table sets forth the current maturities of notes payable and capitalization of the Company at September 30, 1996, pro forma to give effect to acquisition of six drilling rigs and related assets from Sledge in October 1996 and the acquisition of 15 (six then operable) drilling rigs and related assets in two separate transactions during November and December 1996 and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom (assuming a public offering price of $25.50 per share, the last reported sales price for the Common Stock on the Nasdaq National Market on January 2, 1997).



                                                                    SEPTEMBER 30, 1996
                                                            -----------------------------------
                                                                                     PRO FORMA
                                                            ACTUAL     PRO FORMA    AS ADJUSTED
                                                            -------    ---------    -----------
                                                                     (IN THOUSANDS)
    Current maturities of notes payable(1)................  $ 4,040     $ 4,440       $    --
                                                            =======     =======       =======
    Notes payable, less current maturities(1).............  $11,615     $22,040       $    --
    Stockholders' equity:
      Preferred stock, $0.01 par value, 1,000,000 shares
         authorized; no shares issued.....................       --          --            --
      Common Stock, $0.01 par value, 9,000,000 shares
         authorized, 4,810,689 shares issued and
         outstanding; 6,441,371 shares issued and
         outstanding after the offering(2)................       48          49            64
      Additional paid-in capital..........................   19,256      20,685        56,185
      Retained earnings...................................   19,933      19,933        19,933
                                                            -------     -------       -------
         Total stockholders' equity.......................   39,237      40,667        76,182
                                                            -------     -------       -------
         Total capitalization.............................  $50,852     $62,707       $76,182
                                                            =======     =======       =======


---------------
(1) For information regarding the Company's indebtedness, see Notes 5 and 17 of Notes to Consolidated Financial Statements.

(2) The number of outstanding shares on an as adjusted basis does not include 378,910 shares issuable upon exercise of outstanding options and warrants held by management, non-employee directors and others, at a weighted average exercise price of $9.51 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial data of the Company as of December 31, 1993, 1994 and 1995, and for each of the three years then ended, were derived from the consolidated financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent accountants. This data and the selected consolidated financial data presented below as of September 30, 1996, and for each of the nine months ended September 30, 1995 and 1996, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. Such data for the nine months ended September 30, 1995 and 1996 are unaudited, and, in the opinion of management of the Company, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations and financial position for, and as of the end of, such periods have been included. The data presented as of December 31, 1991 and 1992 and for each of the two years then ended have not been audited and were prepared by the Company using those periods' stand alone audited financial statements of the Company and Tucker. The Company's previously reported data for 1996 and for prior years have been restated to reflect the Tucker merger under the pooling of interests method of accounting. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be achieved for the entire year.


                                                                                                           NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                         -----------------------------------------------   -----------------
                                                          1991      1992      1993      1994      1995      1995      1996
                                                         -------   -------   -------   -------   -------   -------   -------
                                                            (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenues:
  Drilling.............................................  $33,614   $34,417   $37,746   $54,823   $57,599   $42,656   $47,725
  Oil and gas sales....................................    3,038     3,289     3,914     3,594     5,400     3,831     5,940
  Well operation fees..................................      868       823     1,064       980     1,296       940     1,111
  Other................................................      122        59       169       133       149       134       280
                                                         -------   -------   -------   -------   -------   -------   -------
        Total..........................................   37,642    38,588    42,893    59,530    64,444    47,561    55,056
                                                         -------   -------   -------   -------   -------   -------   -------
Operating costs and expenses:
  Direct drilling costs................................   29,090    29,376    30,631    43,036    46,505    34,431    38,818
  Lease operating and production.......................    1,085     1,362     1,207     1,141     1,509     1,071     1,468
  Write-down due to impairment of long lived assets....       --        --        --        --       159        --       159
  Exploration costs....................................       --        --       317       234       369       227       343
  Dry holes and abandonments...........................      533       438       396     1,279       791       373       612
  Depreciation, depletion and amortization.............    4,976     4,338     4,655     4,912     7,523     5,286     7,754
  General and administrative...........................    3,310     3,686     4,014     4,793     5,063     3,607     3,944
                                                         -------   -------   -------   -------   -------   -------   -------
        Total..........................................   38,994    39,200    41,220    55,395    61,919    44,995    53,098
                                                         -------   -------   -------   -------   -------   -------   -------
Operating income (loss)................................   (1,352)     (612)    1,673     4,135     2,525     2,566     1,958
                                                         -------   -------   -------   -------   -------   -------   -------
Other income (expense):
  Net gain on sale of assets...........................      818       765       138       611       374       336       533
  Interest income......................................      301       173       141       409       545       422       376
  Interest expense.....................................     (523)     (416)     (331)     (366)   (1,065)     (762)     (985)
  Non-recurring acquisition costs......................       --        --        --        --        --        --    (2,268)
  Other................................................      294        73       118        25        35        (6)       97
                                                         -------   -------   -------   -------   -------   -------   -------
        Total..........................................      890       595        66       679      (111)      (10)   (2,247)
                                                         -------   -------   -------   -------   -------   -------   -------
Income (loss) before income taxes and extraordinary
  items................................................     (462)      (17)    1,739     4,814     2,414     2,556      (289)
                                                         -------   -------   -------   -------   -------   -------   -------
Income tax expense (benefit):
  Current..............................................       57        79       123       213       213       264       112
  Deferred.............................................       (8)       --        --      (406)   (1,000)     (208)   (2,531)
  Charge in lieu of income taxes.......................      131       312        --        --        --        --        --
                                                         -------   -------   -------   -------   -------   -------   -------
        Total..........................................      180       391       123      (193)     (787)       56    (2,419)
                                                         -------   -------   -------   -------   -------   -------   -------
Income (loss) before extraordinary items...............     (642)     (408)    1,616     5,007     3,201     2,500     2,130
                                                         -------   -------   -------   -------   -------   -------   -------
Extraordinary items:
  Utilization of NOL...................................      131       361        --        --        --        --        --
  Gain on extinguishment of debt.......................       --        97        --        --        --        --        --
                                                         -------   -------   -------   -------   -------   -------   -------
Net income (loss)......................................  $  (511)  $    50   $ 1,616   $ 5,007   $ 3,201   $ 2,500   $ 2,130
                                                         =======   =======   =======   =======   =======   =======   =======
Net income (loss) per common share:
  Primary..............................................  $ (0.17)  $  0.02   $  0.51   $  1.24   $  0.73   $  0.59   $  0.43
                                                         =======   =======   =======   =======   =======   =======   =======
  Assuming full dilution...............................  $ (0.17)  $  0.02   $  0.51   $  1.24   $  0.71   $  0.55   $  0.43
                                                         =======   =======   =======   =======   =======   =======   =======
Weighted average number of common shares outstanding:
  Primary..............................................    3,080     3,073     3,176     4,030     4,379     4,261     4,950
                                                         =======   =======   =======   =======   =======   =======   =======
  Assuming full dilution...............................    3,080     3,073     3,176     4,030     4,521     4,533     4,980
                                                         =======   =======   =======   =======   =======   =======   =======
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents............................  $ 5,685   $ 4,143   $ 6,121   $ 6,845   $ 9,344   $10,255   $ 9,450
  Working capital......................................    4,851     3,819    10,100    13,768    15,096    13,791    11,254
  Total assets.........................................   27,786    27,877    35,525    49,509    62,991    62,213    68,498
  Notes payable........................................    4,708     4,374     2,459     6,886    13,816    12,963    15,655
  Total stockholders' equity...........................   16,922    16,866    25,610    30,310    37,656    36,614    39,237

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     The Company's revenues are generated from the sale of onshore contract drilling services and, to a lesser extent, from its oil and natural gas operations. As a leading provider of domestic land drilling services to major oil companies and independent producers, the Company focuses its operations primarily in Texas in the Austin Chalk Trend and the Permian and Hardeman Basins. These drilling services are provided primarily pursuant to standard daywork and footage contracts. The Company's oil and natural gas activities accounted for approximately 13% of the Company's revenues for the nine months ended September 30, 1996.



     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, both with respect to its contract drilling and its oil and natural gas segments. Historically, oil and natural gas prices and markets have been extremely volatile. Prices are affected by market supply and demand factors that are beyond the control of the Company. See "-- Volatility of Oil and Natural Gas Prices." Operating margins are affected by (i) contract drilling rates, which have recently begun to increase, (ii) operating costs, which are also increasing, and (iii) drilling rig utilization, which was lower in the nine months ended September 30, 1996 as a result of the Tucker merger in July 1996. During the fourth quarter of 1996, however, rig utilization was in excess of 80%, as the 13 Tucker rigs were put into service.



     In anticipation of rising drill pipe prices and to keep its drilling fleet in good operating condition, the Company made $5.7 million and $2.7 million in capital expenditures for the purchase of drill pipe during the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. These capital expenditures have resulted in increased depreciation expense of approximately $1.0 million for the nine months ended September 30, 1996. Despite the adverse effect of the increased depreciation on earnings, the Company believes that it has benefited from the recent procurements of drill pipe at prices below current market prices.


     During 1996, the Company expanded its drilling rig fleet by 24 operable and 10 inoperable drilling rigs through selective acquisitions, the most significant of which was the Tucker merger in July 1996. Similar to the Company at the time of the merger, Tucker was engaged in the sale of onshore contract drilling services and, to a lesser extent, the exploration, development and production of oil and natural gas. The Tucker merger was accounted for using the pooling of interests method of accounting which, after conforming accounting methods previously used by Tucker to those used by the Company, combines previously reported results as though the combination had occurred at the beginning of the periods being presented. Merger costs have been expensed during the nine months ended September 30, 1996. The financial statements of the Company and Tucker for 1996 and prior years have been restated and adjusted for the Tucker merger. Due to the restatement, these financial statements are not comparable to the financial statements for the same periods previously presented by the Company.

     The following description should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     For the nine months ended September 30, 1996, contract drilling revenues were approximately $47.7 million as compared to $42.7 million for the same period in 1995, an increase of 12%. Direct contract drilling costs for the nine months ended September 30, 1996 and 1995 were approximately $38.8 million and $34.4 million, respectively, representing approximately 81% of contract drilling revenues. The increase in contract drilling revenues and direct contract drilling costs was due primarily to the increased number of drilling rigs included in the Company's operating drilling rig fleet. The Company placed one rig into operation during May 1995 and two additional drilling rigs during the latter part of the third quarter of 1995. These drilling rigs were operational during the nine months ended September 30, 1996. An additional drilling rig was added during May 1996, increasing the total number of operable drilling rigs to
39. Average rig utilization was 70% for the nine months ended September 30, 1996 and 1995. General and administrative expense for the contract drilling segment was approximately $2.8 million for the nine months ended September 30, 1996 as compared to approximately $2.7 million for the same period in 1995. Depreciation expense for the contract drilling segment was approximately $4.9 million for the nine months ended September 30, 1996, compared to $3.7 million for the same period in 1995. Of the $1.2 million increase in depreciation expense, approximately $1.0 million was attributable to the Company's purchases of new drill pipe during the fourth quarter of 1995 and the nine months ended September 30, 1996. These higher levels of depreciation expense will continue for the foreseeable future. For the nine months ended September 30, 1996, income from this segment was approximately $1.7 million as compared to approximately $2.1 million for the same period in 1995, largely as a result of the increase in depreciation.


     Oil and natural gas revenue was approximately $5.9 million for the nine months ended September 30, 1996, as compared to approximately $3.8 million for the nine months ended September 30, 1995. The increase in revenue was attributable to increases in both production volumes and prices. The Company sold approximately 173,000 and 139,000 Bbls of oil and approximately 1,244,000 and 1,003,000 Mcf of natural gas for the nine months ended September 30, 1996 and 1995, respectively. The average price per Bbl was $20.03 for the nine months ended September 30, 1996 as compared to $17.40 for the same period in 1995, and the average price per Mcf of natural gas was $1.96 for the nine months ended September 30, 1996 as compared to $1.41 for the same period in 1995. Lease operating and production costs were $3.86 per BOE for the nine months ended September 30, 1996 as compared to $3.50 per BOE for the same period in 1995. Exploration costs increased by 51% to approximately $344,000 for the nine months ended September 30, 1996 as a result of the staffing and associated costs of opening an exploration and production office in Midland, Texas during June 1995. Depreciation, depletion and amortization for the oil and natural gas segment was approximately $2.8 million for the nine months ended September 30, 1996 as compared to approximately $1.5 million for the same period in 1995. The increase is due primarily to increased production of crude oil and natural gas as discussed above. General and administrative expense for the oil and natural gas segment was approximately $1.1 million for the first nine months of 1996 as compared to $948,000 for the first nine months of 1995. For the nine months ended September 30, 1996, income from the oil and natural gas segment was approximately $885,000 as compared to $795,000 for the same period in 1995.



     For the nine months ended September 30, 1996, interest expense was approximately $985,000 as compared to $762,000 for the same period in 1995. This increase was primarily attributable to an approximate 48% increase in the average outstanding principal balance of the Company's notes payable as compared to the same period in 1995. At September 30, 1996, the Company recognized a net gain on the sale of certain fixed assets of approximately $533,000 as compared to approximately $336,000 recognized a year earlier. This increase was primarily attributable to the sale of six drilling rig generator sets and approximately 25,000 feet of used drill pipe. During the nine months ended September 30, 1996, the Company incurred approximately $2.3 million of non-recurring acquisition costs associated with the Tucker merger.


     For the nine months ended September 30, 1996, the Company recorded net income tax benefits of approximately $2.4 million as compared to net income tax expense of approximately $56,000 for the same period in 1995. This significant change resulted from an approximate $2.5 million deferred tax benefit generated from the reduction of valuation allowances previously recorded against the Company's deferred tax assets. The valuation allowance reduction was caused by management's estimate that it was more likely than not that the Company's deferred tax assets, which are primarily comprised of net operating loss carryforwards, will be substantially realized.

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

     For the year ended December 31, 1995, contract drilling revenues were approximately $57.6 million as compared to $54.8 million for the same period in 1994, an increase of 5%. Direct contract drilling costs for 1995 and 1994 were approximately $46.5 million and $43.0 million, respectively, representing approximately 81% of contract drilling revenues in 1995 as compared to 78% in 1994. Average rig utilization was 69% in 1995 as compared to 76% in 1994. The increase in contract drilling revenues and direct contract drilling costs was due primarily to the increased number of drilling rigs included in the Company's operating drilling fleet. The decrease in gross profit margin in 1995 was due to a decrease in rig utilization and certain contracts being renegotiated from footage to daywork contracts. The daywork contracts resulted in lower revenues and costs per day and lower risk and profitability for the Company. General and administrative expense for the contract drilling segment was approximately $3.5 million in 1995 as compared to approximately $3.4 million in 1994. The increase in general and administrative expense was due primarily to the increase in lease payments of the aircraft used by the Company, starting in January 1995, from $4,500 to $9,200 per month, the increase in fuel costs due to increased usage of the plane during 1995 and increased compensation payments made to one of the Company's investor relations consultants. Depreciation expense for the contract drilling segment was approximately $5.0 million in 1995 as compared to $3.5 million in 1994. The increase in depreciation expense was due primarily to the Company's significant purchases of new drill pipe during the fourth quarter of 1995, the Questor acquisition in 1994 and the addition of three drilling rigs in 1995. In 1995, income from this segment was approximately $3.7 million as compared to approximately $6.0 million in 1994.

     Oil and natural gas revenue was approximately $5.4 million in 1995 as compared to approximately $3.6 million for 1994. The volume of crude oil and natural gas sold increased by 54% and 58%, respectively, for 1995 as compared to 1994. The Company sold approximately 191,000 Bbls of oil in 1995 as compared to 124,000 Bbls in 1994 and approximately 1,362,000 Mcf of natural gas in 1995 as compared to 860,000 Mcf of natural gas for 1994. The average price per Bbl was $17.48 for 1995 as compared to $16.40 for 1994, and the average price per Mcf of natural gas was $1.51 for 1995 as compared to $1.68 for 1994. Lease operating and production costs were $3.61 per BOE in 1995 as compared to $4.27 per BOE in 1994. Depreciation, depletion and amortization for the oil and natural gas segment was approximately $2.4 million in 1995 as compared to approximately $1.3 million in 1994. The increase was due primarily to increased production of oil and natural gas as discussed above. General and administrative expense for the oil and natural gas segment was approximately $1.4 million in 1995 as compared to $1.2 million in 1994. In 1995, the loss from the oil and natural gas segment was approximately $51,000 as compared to $489,000 in 1994.

     In 1995, interest expense was approximately $1.1 million as compared to $366,000 in 1994. This increase was primarily attributable to a substantial increase in the outstanding principal balance of the Company's notes payable as compared to 1994.

     In 1995, the Company recorded net income tax benefits of approximately $787,000 as compared to approximately $193,000 in 1994. The increase was due primarily from a deferred tax benefit of approximately $1.0 million which was the result of revisions in management's estimates with regard to the Company's deferred tax assets, which are primarily comprised of net operating loss carryforwards. The deferred tax benefit in 1995 exceeded that of 1994 by approximately $594,000.

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994 AND 1993

     For the year ended December 31, 1994, contract drilling revenues were approximately $54.8 million as compared to $37.7 million for the same period in 1993, an increase of 45%. Direct contract drilling costs for 1994 and 1993 were approximately $43.0 million and $30.6 million, respectively, representing approximately 78% of contract drilling revenues in 1994 as compared to 81% in 1993. Average rig utilization was 76% for 1994 as compared to 75% in 1993. The increase in contract drilling revenues and direct contract drilling costs was due primarily to the increase in the average number of drilling rigs included in the Company's operable drilling fleet from 25 to 31. The increase in gross profit margin in 1994 was due to an increase in rig utilization and negotiation of certain contracts on a footage basis that provided higher profit margins than generally experienced by the Company. General and administrative expense for the contract drilling segment was approximately $3.4 million for 1994 as compared to approximately $3.1 million for 1993. The increase in general and administrative expense was due primarily to an increase in general and administrative salaries of approximately $160,000, an allowance for doubtful accounts of $90,000, accrued contributions to the employee 401(k) profit sharing plan of $75,000 and an increase in professional fees and other costs related primarily to becoming a public company of approximately $365,000. General and administrative expenses for 1993 included an allowance of 100% of a doubtful receivable in the approximate amount of $356,000. In 1994, income from this segment was approximately $6.0 million as compared to approximately $2.6 million for 1993.

     Oil and natural gas revenue was approximately $3.6 million for 1994 as compared to approximately $3.9 million for 1993. Included in oil and natural gas revenues in 1994 was a nonrecurring recognition of approximately $115,000 in oil and natural gas revenues from the settlement of litigation. The volume of crude oil sold decreased by 15% while the volume of natural gas sold increased by 21% for 1994 as compared to 1993. Oil volumes decreased due primarily to the sale of the Company's interest in a producing oil and natural gas field. The Company sold approximately 124,000 Bbls in 1994 as compared to 146,000 Bbls in 1993 and approximately 860,000 Mcf of natural gas in 1994 as compared to 710,000 Mcf of natural gas for 1993. The average price per Bbl was $16.40 for 1994 as compared to $17.05 for 1993, and the average price per Mcf of natural gas was $1.68 for 1994 as compared to $2.02 for 1993. Lease operating and production costs were $4.27 per BOE in 1994 as compared to $4.57 per BOE for 1993. General and administrative expense for the oil and natural gas segment was approximately $1.2 million in 1994 as compared to $1.1 million in 1993. Dry holes and abandonments were $1.3 million in 1994 as compared to $396,000 in 1993. The increase was due primarily to the drilling of five dry holes ($646,000) and the write off of certain oil and natural gas leases that expired by their terms ($195,000). For 1994, the loss from the oil and natural gas segment was approximately $489,000 as compared to income of $45,000 for 1993.


     In 1994, interest expense was approximately $366,000 as compared to $330,000 in 1993. This increase is primarily attributable to an increase in the interest rates and an increase in the outstanding principal balance of the Company's notes payable as compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES


     For the nine months ended September 30, 1996, the Company generated net cash from operations of approximately $7.7 million, a decrease of approximately $1.2 million or 13% for the same period in 1995. The decrease was primarily attributable to non-recurring acquisition costs of approximately $2.3 million incurred during the nine months ended September 30, 1996 in connection with the Tucker acquisition. The net increase of approximately $1.0 million before nonrecurring acquisition costs was primarily attributable to the introduction of five additional drilling rigs into the Company's contract drilling operations during the period from May 1995 to May 1996, as well as increases in both production volumes and prices in the Company's oil and natural gas segment.



     During 1995, the Company's net cash from operations increased by 16% to $9.5 million due to the inclusion of a greater number of drilling rigs in the Company's operating fleet and increases in oil and natural gas volumes and oil prices. Partly offsetting these gains was the reduction of revenues as a result of the conversion of certain footage contracts to daywork contracts.


     The Company's capital expenditures during 1993, 1994, 1995 and the nine months ended September 30, 1996 were as follows:


                                                                                   NINE MONTHS
                                                  YEAR ENDED DECEMBER 31,             ENDED
                                               ------------------------------     SEPTEMBER 30,
                                                1993       1994        1995           1996
                                               ------     -------     -------     -------------
                                                                (IN THOUSANDS)
    Contract drilling:
      Acquisitions...........................  $  470     $ 4,500     $ 5,256        $   661
      Modifications, upgrades and drill pipe
         purchases...........................   2,909       4,149       9,543          5,315
    Oil and natural gas......................   1,884       2,968       5,107          4,578
                                               ------     -------     -------        -------
                                               $5,263     $11,617     $19,906        $10,554
                                               ======     =======     =======        =======



     Beginning in the third quarter of 1995, the Company accelerated its drill pipe replacement program in response to increases in drill pipe prices. During 1995 and the first nine months of 1996, the Company spent approximately $8.4 million for drill pipe, representing 42% of total capital expenditures for contract drilling during that period.

     During the nine months ended September 30, 1996, the Company's oil and natural gas segment incurred capital expenditures of approximately $4.6 million relating primarily to its activities in the Austin Chalk Trend, South Texas and in the Permian Basin. The Company has budgeted approximately $5.0 million in capital expenditures for 1997, consisting of approximately $2.0 million for the development of its properties in the Austin Chalk Trend, $500,000 in South Texas and $2.5 million in the Permian Basin.

     Through several acquisitions, the Company has expanded its operable drilling rig fleet, adding 48 drilling rigs (39 currently operable) in three years, and has also enhanced its ability to upgrade and maintain its fleet using the additional parts and equipment acquired in these transactions. In 1994, the Company acquired certain assets of Questor Drilling Corp. for $6.4 million, including $4.5 million in cash and 250,000 shares of the Company's Common Stock. These assets included nine drilling rigs. During October 1996, the Company acquired Sledge for a net purchase price of $8.9 million. Included with the six drilling rigs acquired in this transaction was an inventory of drilling equipment valued by the Company at approximately $4.4 million. The Company acquired 15 (six operable) additional drilling rigs and other related assets in two separate transactions during the last two months of 1996 for a total purchase price of approximately $4.2 million, consisting of approximately $2.4 million in cash, a $400,000 promissory note and 52,000 shares of the Company's Common Stock. The Company has budgeted approximately $7.5 million to modify and upgrade these drilling rigs.

     During September 1996, the Company entered into a credit facility with CIT under which the Company has borrowed $22 million. Collateralized by the Company's drilling rigs, the loan is a revolving loan until August 1997, at which time it will be converted into a 60-month term loan. The proceeds from the loan were used to repay loans of approximately $3.8 million and $7.7 million to U.S. Bancorp Leasing and Financing, Inc. and CIT, respectively, and to fund the cash portion of the purchase price in the Sledge acquisition. When the CIT and Norwest loans are repaid with net proceeds from this offering, the Company will not have an available credit facility. The Company believes that it will be able to obtain a new credit facility on acceptable terms when necessary, although there can be no assurance that such credit will be available.

     Management believes that the current level of cash and short-term investments, together with cash generated from operations and the net proceeds from the sale of the Common Stock offered hereby, should be sufficient to meet the Company's immediate capital needs. From time to time, the Company reviews acquisition opportunities relating to its business segments. While the Company has no definitive agreements to acquire additional assets, suitable opportunities may arise in the future. The timing, size or success of any acquisition and the associated capital committments are unpredictable. Should further opportunities for growth requiring additional capital arise, the Company believes it would be able to satisfy these needs through a combination of working capital, cash generated from operations and either debt or equity financing. However, there can be no assurance that such capital will be available.

INCOME TAXES

     At December 31, 1995, the Company had tax net operating loss ("NOL") carryforwards of approximately $8.0 million ($5.5 million for Patterson and $2.5 million for Tucker). These NOL carryforwards expire at various dates from 1998 through 2008, subject to certain limitations. Prior to August 3, 1995, the Company realized substantial federal income tax savings due to the NOL carryforwards. The utilization of these NOL carryforwards prior to that date effectively reduced the current federal income tax rate from approximately 34% to approximately 2.5%. Due to a change of over 50% in the stock ownership of the Company during the three-year period ended August 3, 1995 (primarily from the Company's initial public offering in 1993 and the exercise of the Company's redeemable warrants in 1995), the NOL carryforwards became subject to an annual limitation. The amount of the limitation on the $5.5 million NOL will be equal to approximately $1.8 million and the amount of the limitation on the $2.5 million NOL will be approximately $1.5 million. This limitation on the use of the Company's NOL carryforwards could increase the federal income tax liability of the Company and thereby affect the Company's net income.

     During 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." The Company recognized the benefit of deferred income taxes of approximately $407,000 during 1994, which increased to approximately $1.4 million during 1995, and further increased to approximately $3.1 million in 1996. The benefit of deferred income taxes during each of these periods represented management's estimate of future benefits to be received by the Company primarily from its NOL carryforwards. SFAS 109 required a change from the deferred method under Accounting Principles Board Opinion 11, to the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. As a result of the Company's recognizing the benefit of its deferred income taxes, in the future, as these benefits are utilized, the Company will incur deferred income tax expense in a like amount. This deferred income tax expense will significantly increase the income tax expense of the Company and adversely affect the Company's net income.

VOLATILITY OF OIL AND NATURAL GAS PRICES

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, both with respect to its contract drilling and its oil and natural gas segments. Historically, oil and natural gas prices and markets have been extremely volatile. Prices are affected by market supply and demand factors as well as actions of state and local agencies, the United States and foreign governments and international cartels. All of these are beyond the control of the Company. Any significant or extended decline in oil and/or natural gas prices will have a material adverse effect on the Company's financial condition and results of operations.

IMPACT OF INFLATION

     The Company believes that inflation will not have a significant impact on its financial position.

                            BUSINESS AND PROPERTIES
OVERVIEW


     The Company is one of the leading providers of domestic land drilling services to major and independent oil and natural gas companies. Formed in 1978, the Company focuses its operations primarily in Texas in the Permian Basin, the Austin Chalk Trend and the Hardeman Basin. The Company has a fleet of 61 drilling rigs, 52 of which are currently operable, and ranked third in 1995 in both land footage and horizontal wells drilled in the U.S. (according to Land Rig Newsletter). The Company is also engaged in the development, exploration, acquisition and production of oil and natural gas.


     The Company has established a reputation for reliability, high quality equipment and well-trained crews. The Company continually seeks to modify and upgrade its equipment to maximize the performance and capabilities of its drilling rig fleet, which the Company believes provides it with a competitive advantage. Additionally, the Company has the in-house capability to design, manufacture, repair and modify its drilling rigs. Of the Company's drilling rigs, 46 are capable of drilling to depths greater than 10,000 feet, including five that are capable of drilling to depths greater than 15,000 feet. During the nine months ended September 30, 1996, the Company drilled 314 wells totaling 2.6 million feet for 92 different customers. The Company believes that it has one of the highest utilization rates in the U.S. land drilling industry, with an average utilization rate in excess of 80% during the fourth quarter of 1996.

     The Company's oil and natural gas activities are designed to complement its land drilling operations. These activities are focused in mature producing regions in the Austin Chalk Trend, the Permian Basin and South Texas. Oil and natural gas operations comprised approximately 13% of the Company's revenues for the nine months ended September 30, 1996. As of September 30, 1996, the Company's proved developed reserves were 1,919 MBOE and had a SEC PV-10 Value of $12.6 million.


     Over the past three years, the Company's operations have expanded significantly through a series of acquisitions. Since 1993, the Company has acquired 48 drilling rigs, 39 of which are presently operable. From 1991 (prior to giving effect to the Tucker merger) to 1995, the Company's annual revenues increased from $21.9 million to $64.4 million, and its annual EBITDA increased from $2.7 million to $11.2 million.


DOMESTIC LAND DRILLING INDUSTRY OVERVIEW


     Since 1982, the U.S. land drilling industry has been characterized by an over supply of drilling equipment due to decreased demand for land drilling services. During the past 14 years, the available land drilling rig fleet declined from 5,139 drilling rigs in 1982 to 1,425 drilling rigs in 1996 (according to the annual Reed Tool Company census). Industry profitability also suffered, and in many cases insufficient cash flow was generated to support proper drilling rig maintenance. To maintain operation of drilling equipment in that environment, drilling contractors frequently removed drill pipe, parts and components from less desirable drilling rigs. The available domestic drilling fleet has been further reduced through the mobilization of drilling equipment to international markets. Set forth below is a table which presents the supply of domestic land drilling rigs for the years indicated:


                          AVAILABLE LAND DRILLING RIGS
                                 (1982-1996)

                                    [CHART]


                 1982   1983   1984   1985   1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
                 ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Available
  Land Rigs ..  5,139  4,832  4,102  3,940  3,573  2,956  2,429  2,249  2,061  2,006  1,809  1,660  1,613  1,500  1,425

Source: Reed Tool Company

     Many drilling contractors have used up most of their internal inventories of drilling rig components and drill pipe and have begun to experience rising costs for the components necessary to maintain their drilling rigs in working condition. These increased capital costs have strained the economic resources of many small land drilling operators, resulting in an environment that encourages industry consolidation. These factors have led to a reduction in the number of domestic drilling contractors from 388 in 1993 to 289 in 1996 (according to the annual Reed Tool Company census). In addition, Land Rig Newsletter reports that approximately one-third of the land footage drilled in the U.S. during 1995 was drilled by only 10 companies, down from 25 in 1993.



     During the last two years, however, demand for domestic onshore drilling services has increased as a result of stronger oil and natural gas prices and technological advances (such as 3-D seismic, new drilling techniques and improved completion methods) that have reduced exploration, development and production costs per BOE. As a consequence, the Company has recently begun to realize modest price increases for the first time in many years.


BUSINESS STRATEGY

     The Company's strategy is to increase cash flow and earnings per share by enhancing its position as a leading domestic land drilling contractor. The principal components of this strategy are as follows:

     STRONG INDUSTRY REPUTATION. The Company believes that it has a strong reputation within its existing markets for providing well maintained equipment, high quality service and experienced personnel. The Company intends to build on existing customer relationships in each of its areas of operation by offering technically sophisticated drilling equipment and providing quality service to its customers with an emphasis on efficiency, dependability and safety.


     HIGH QUALITY ASSET BASE. The Company's drilling rigs are maintained in good operating condition through an established program of modifications and upgrades. The Company believes that the quality and operating condition of its drilling equipment allow it to maximize utilization rates and pricing.


     GROWTH THROUGH ACQUISITION. The Company believes that attractive acquisition opportunities exist to further expand its drilling rig fleet. In evaluating potential acquisitions, the Company seeks to identify drilling rigs and related equipment that complement the Company's existing drilling rig fleet and enable it to expand its market share in its core geographic operating areas. Following an acquisition, the Company refurbishes the drilling rigs to the Company's standards of quality and dependability.

     EFFICIENT OPERATIONS. Based on publicly available information, the Company believes that it had one of the highest ratios of EBITDA to revenues in the U.S. land drilling industry during the first nine months of 1996. The Company has produced these results from the combination of providing premium contract drilling services and operating under an efficient cost structure. In addition, the Company has achieved cost reductions and efficiencies through acquisition related synergies. The Company also uses its fleet of 50 trucks and 64 trailers to rig down, transport and rig up its drilling rigs, which increases efficiency by reducing the time and costs associated with these ancillary operations.

     COMPLEMENTARY OIL AND NATURAL GAS OPERATIONS. The Company believes that its oil and natural gas operations provide it with the additional financial flexibility to generate cash flow during downturns in the land drilling market. The Company's ability to participate in oil and natural gas wells also generates opportunities to serve as the land drilling contractor for other operators or on its own behalf.


RECENT ACQUISITIONS


     During July 1996, the Company acquired Tucker for Common Stock valued at $26.4 million. A total of 1,577,514 shares of Common Stock was issued to the stockholders of Tucker pursuant to the merger, and an additional 74,592 shares of Common Stock were reserved for issuance upon exercise of then outstanding Tucker stock options. Tucker was engaged in onshore contract drilling in the Permian and Hardeman Basins and, to a lesser extent, in the exploration, development and production of oil and natural gas, primarily in the Permian Basin. At the time of the merger, Tucker owned 13 drilling rigs. While all of the drilling rigs were operable, their utilization rate was approximately 50%. The utilization rate for these drilling rigs is now approximately 80%.

     During October 1996, the Company purchased six drilling rigs and related assets through the acquisition of Sledge. The net purchase price for Sledge was $8.9 million which, in addition to the drilling rigs, included an inventory of drilling equipment valued by the Company at approximately $4.4 million. Sledge's contract drilling operations were conducted in the Permian Basin. Five of the six drilling rigs were operable at the time of the transaction and the sixth became operable in November. Sledge's utilization rates were comparable to the Company's utilization rates.


     During November and December 1996, in two separate transactions, the Company acquired 15 drilling rigs and related assets. The consideration paid for these assets was approximately $4.2 million, consisting of $2.4 million cash, a $400,000 promissory note and 52,000 shares of the Company's Common Stock valued at approximately $1.4 million. Six of the drilling rigs were operable at the time of the transactions, but were underutilized. The nine remaining drilling rigs are expected to become operable during 1997. The Company has budgeted approximately $7.5 million to modify and upgrade the drilling rigs acquired in these two transactions.


CONTRACT DRILLING OPERATIONS

     General. The Company markets its contract drilling services to major oil companies and independent oil and natural gas producers. The Company owns 61 drilling rigs, 52 of which are currently operable. Fourteen of the operable drilling rigs are based in the Austin Chalk Trend and South Texas, 33 are based in the Permian Basin and five are based in the Hardeman Basin. The drilling rigs have rated maximum depth capabilities ranging from 9,000 feet to 22,000 feet.

     The drilling rigs are equipped with engines, drawworks or hoists, derricks or masts, pumps to circulate the drilling fluid (mud), blowout preventers, drill string (pipe) and related equipment. Depth of the well and drill site conditions are the principal factors in determining the size and type of drilling rig used for a particular job. The Company's drilling rigs are utilized for both exploration and development drilling and can be used for either vertical or horizontal drilling. Wells drilled with Company drilling rigs in the Permian and Hardeman Basins are primarily vertical wells. Both vertical wells and horizontal wells are drilled with Company drilling rigs in the Austin Chalk Trend.

     In order to drill a well, the operator of the well assembles a number of different contractors to provide the necessary services. Included among these contractors are the drilling contractors, such as the Company, as well as other contractors specializing in such matters as logging, completion and, in the case of horizontal wells, specialists in the technical aspects of such drilling.

     The Company has achieved its current position as a leading provider of contract drilling services in its areas of operations by providing high quality services to its customers at competitive rates. Although generally of lesser importance than price, the Company believes that the condition of a drilling fleet, the reputation of the contract driller and the quality and experience of the drilling supervisors in the field are of significant importance to prospective customers. The Company has and will continue to strive to maintain its drilling fleet in good working condition. In addition to normal repair and maintenance expenses, the Company spends significant funds each year on an ongoing program of modifying and upgrading its drilling rigs. The Company also strives to employ experienced and dedicated drilling supervisors for its various drilling rigs in the field. The Company intends to continue its ongoing rig maintenance program and to continue to retain high quality, experienced drilling supervisors in order to build upon its reputation in the market place. In addition, if favorable opportunities arise, the Company may seek to further expand its drilling rig fleet through selected acquisitions.

     Drilling Contracts. Most of the Company's drilling contracts are with established customers and are obtained on a competitive bid basis, although some contracts are obtained on a negotiated basis. Generally, the contracts are entered into for short-term periods and cover the drilling of a single well with the terms and rates varying depending upon the nature and duration of the work, the equipment and services supplied and other matters. The contracts obligate the Company to pay certain operating expenses, including wages of drilling personnel and maintenance expenses and to furnish incidental drilling rig supplies and equipment. The contracts are subject to termination by the customer on short notice, usually upon payment of a fee. The Company generally indemnifies its customers against claims by the Company's employees and claims arising from surface pollution caused by spills of fuel, lubricants and other solvents within the control of the Company. These customers generally indemnify the Company against claims arising from other surface and subsurface pollution, except claims arising from the Company's gross negligence.

     The contracts provide for compensation to the Company on a daywork, footage or turnkey basis, or a combination thereof, with rates bid by the Company which are dependent upon the anticipated complexity of drilling the well, the on-site drilling conditions, the type of equipment to be used, the Company's estimate of the risks involved and the estimated duration of the work to be performed, among other considerations. All of the horizontal wells drilled by the Company have been done either on a turnkey or footage basis to the point where the vertical drilling ends and horizontal drilling begins, and on a daywork basis beyond that point.

     Under daywork contracts, the Company provides the drilling rig, including the required personnel, to the operator who supervises the drilling of the contracted well. Compensation to the Company is based on a negotiated rate per day that the drilling rig is utilized. Daywork contracts generally specify the type of equipment to be used, the size of the hole and the depth of the proposed well. Under a daywork contract, the Company generally does not incur any costs due to "inhole" losses (such as time delays for various reasons, including stuck drill strings and blow-outs).

     Footage contracts usually require the Company to bear some of the drilling costs in addition to providing the drilling rig. Under a footage contract, the Company would normally determine the manner of drilling and type of equipment to be used, subject to certain customer specifications, and also would bear the risk and expense of mechanical malfunctions, equipment shortages and other delays arising from drilling problems. Compensation is based on a rate-per-foot-drilled basis at completion of the well. Prices of both footage and daywork contracts vary depending upon various factors such as the location, depth, duration and complexity of the well to be drilled, operating conditions and other factors peculiar to each proposed well.

     Under turnkey contracts, the Company contracts to drill a well to a contract depth under specified conditions and provides most of the equipment and services required. The Company bears the risk of drilling the well to the contract depth and is usually compensated substantially more than on wells drilled on a daywork or footage basis because the Company assumes substantially greater economic risk associated with drilling operations. If severe drilling problems are encountered in drilling wells under turnkey contracts, the Company could sustain substantial losses.

     The following table sets forth for each of the periods indicated the approximate percentage of the Company's drilling operation revenues attributable to daywork, footage and turnkey contracts:

                                                                                      NINE MONTHS
                                                           YEAR ENDED DECEMBER           ENDED
                                                                   31,               SEPTEMBER 30,
                                                          ----------------------     -------------
                      TYPE OF REVENUES                    1993     1994     1995     1995     1996
    ----------------------------------------------------  ----     ----     ----     ----     ----
    Daywork.............................................   27%      32%      51%      57%      54%
    Footage.............................................   66       65       45       37       37
    Turnkey.............................................    7        3        4        6        9

     Contract drilling operations depend on the availability of drill pipe and bits, fuel and qualified personnel, some of which have been in short supply from time to time. As favorable buying opportunities arise, the Company stockpiles bits and other drilling rig parts. Currently there is a substantial shortage of drill pipe in the contract drilling industry in the United States. This shortage has caused the price of drill pipe to increase significantly over the past 30 months. In addition, new drill pipe must be placed on order at least 150 to 180 days in advance of expected use. See "Risk Factors -- Shortage of Drill Pipe in the Contract Drilling Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations --

General" for information concerning the impact of this shortage on the Company's capital expenditures and operations due to higher levels of depreciation.

     The Company's ability to drill wells for which it has contracts may be delayed by inclement weather. Sustained periods of inclement weather may have a material adverse effect on the Company's revenues and cash flows.

     Contract Drilling Activity. The following table sets forth certain information regarding the Company's contract drilling activity for each of the years in the three-year period ended December 31, 1995, and for both nine-month periods ended September 30, 1995 and 1996.

                                                                                   NINE MONTHS
                                                            YEAR ENDED                ENDED
                                                           DECEMBER 31,           SEPTEMBER 30,
                                                      ----------------------     ---------------
                                                      1993     1994     1995     1995       1996
                                                      ----     ----     ----     ----       ----
    Number of wells drilled.........................  333      460      395      327        314
    Average rigs available for service..............   25       31       36       35         39
    Average rig utilization rate....................   75%      76 %     69 %     70 %       70 %

     The Company has substantial experience drilling horizontal wells in the Austin Chalk Trend. During the three-year period ended December 31, 1995, the Company drilled a total of 139 horizontal wells as follows: 31 in 1993, 54 in 1994, 54 in 1995 and 36 in the nine months ended September 30, 1996.

     Customers. For the year ended December 31, 1995, the Company drilled wells for 108 nonaffiliated customers. This compares with 99 nonaffiliated customers for the year ended December 31, 1994. No customer for contract drilling accounted for 10% or more of the Company's consolidated revenues in the fiscal year ended December 31, 1995. The Company does not believe that the loss of any one customer would have a material adverse effect on the Company's operations.

     The Company's customers in the past 12 months have included Snyder Oil Corporation, Chevron U.S.A., Union Pacific Resources, Co., IP Petroleum Company, Inc., Mobil Exploration & Producing U.S., Inc., Swift Energy Company, Louis Dreyfus Natural Gas Company, Mitchell Energy Corporation, Burlington Resources Oil & Gas Company, Enron Oil & Gas Company and Union Oil Company of California.

     As of September 30, 1996, the Company was drilling a total of 30 wells, all of which were for nonaffiliated customers. Fifteen of these wells were located in the Permian Basin, two were located in the Hardeman Basin and 13 were located in South and Southeast Texas, primarily in the Austin Chalk Trend.

     Drilling Rigs and Related Equipment. The following table provides certain information concerning the drilling rigs owned by the Company as of the date of this Prospectus:

                          DEPTH RATING (FT.)                        MECHANICAL   DIESEL ELECTRIC
    --------------------------------------------------------------  ----------   ---------------
     7,000 to 10,000..............................................       6              --
    10,000 to 15,000..............................................      40(1)            7
    15,000 to 22,000..............................................       4(2)            4(3)
                                                                        --              --
      Totals......................................................      50              11
                                                                        ==              ==

     --------------------

     (1) Includes six inoperable rigs.

     (2) Includes one inoperable rig.

     (3) Includes two inoperable rigs.

     The Company owns 50 trucks and 64 trailers. This equipment is used to rig down, transport and rig up the Company's drilling rigs. The Company is not dependent upon third parties for these ancillary services, which contributes to increased operating efficiencies and reduced expenses.

     Most repair work and overhaul of the Company's drilling rig equipment is performed at the Company's yard facilities in Snyder, LaGrange, Victoria, San Angelo and Odessa, Texas. The Company believes that its operable drilling rigs and related equipment are in good operating condition. In addition to normal repair and maintenance expenses, the Company historically has spent significant funds for its ongoing program of modifying and upgrading its equipment.

OIL AND NATURAL GAS OPERATIONS

     Overview. The Company has been engaged in the development, exploration, acquisition and production of oil and natural gas since 1982. The Company's oil and natural gas activities are primarily concentrated in three operating areas of Texas: (i) the Austin Chalk Trend, (ii) the Permian Basin and (iii) South Texas. The Company has budgeted approximately $5.0 million in capital expenditures for development of these three areas during 1997.

     The Company's strategy for its oil and natural gas operations is to increase its reserve base primarily through development drilling, as well as selected acquisitions of leasehold acreage and producing properties. The oil and natural gas operations complement the Company's land drilling operations by providing supplemental cash flow during downturns in the land drilling market. During the downturn in the land drilling market beginning in 1982, the Company's oil and natural gas operations provided supplemental cash flow through production and property sales. In addition, the oil and natural gas operations generate opportunities for the Company to participate in wells for which it serves as the land drilling contractor. At September 30, 1996, the Company was the operator of 266 wells, of which it was the drilling contractor for 51 wells.


     The Company has a significant concentration of proved developed reserves in the fractured carbonates of the Austin Chalk Trend, which is currently one of the most active oil and natural gas areas in the U.S. The primary producing intervals in the Austin Chalk Trend are the Austin Chalk, Buda and Georgetown formations. The Company's activities in the Austin Chalk Trend encompass Brazos, Fayette, Grimes and Robertson Counties, Texas. Since 1991, the Company has drilled and completed 20 horizontal wells in the Austin Chalk Trend, 19 of which are still producing, including four in 1996. One of the four wells is a re-entry of an existing well located in Robertson County, Texas. The well is a 4,700' horizontal lateral that was drilled and completed in the Georgetown formation during November 1996. Through December 31, 1996, the well produced 64,730 Bbls and was producing approximately 1,000 Bbls per day as of the date of this Prospectus. The Company owns a 17.25% working interest in the well and in approximately 25,000 gross acres in Robertson County surrounding the well. On December 26, 1996, a confirmation offset well was spudded and is currently being drilled. No assurance can be given as to future rates of production from the well or that the confirmation well or any other well drilled on this acreage will produce oil in commercial quantities. In addition to the leasehold interests in the 25,000 gross acres in Robertson County, the Company has acquired leasehold interests in approximately 35,000 gross acres in other counties in the Austin Chalk Trend in order to provide flexibility in its horizontal drilling activities. The Company currently plans to drill approximately ten horizontal development wells in the Austin Chalk Trend in 1997 and has budgeted approximately $2.0 million for this purpose. Some of these wells may be drilled on the Company's Robertson County acreage. The Company's average working interest in the acreage and horizontal wells, other than the Robertson County well described above and related Robertson County acreage, varies from approximately 15% to 25%.


     In the Permian Basin, the Company's reserves are concentrated in Borden, Dickens, Garza, Howard and Nolan Counties, Texas. During 1996, the Company increased its ownership in the North Nena Lucia Unit in Nolan County from approximately 18% to 40%. This unit is a waterflood project that covers 6,500 acres and is currently producing approximately 200 Bbls (gross) of oil per day and 1.1 MMcf (gross) of natural gas per day. The Company is the operator of the unit and plans to conduct a 3-D seismic survey across the unit beginning in the first quarter of 1997 at a cost to the Company of approximately $200,000. Depending on the results of the 3-D seismic survey, the Company anticipates participating in the drilling of the unit on 20 acre spacing. During the last half of 1995 and 1996, the Company completed three wells in the Happy Sprayberry area that are producing the maximum rate allowable by the State of Texas (92 Bbls (gross) of oil per day). The Company completed an 11 square mile 3-D seismic survey over its Happy Sprayberry area in 1996. The results of the interpretation of the seismic data have been completed, and the Company plans to drill a development well in the first quarter of 1997. Depending on the results of this well, the Company will consider participating in the drilling of an additional three to five wells in the Happy Sprayberry area during 1997. The Company's average working interest in the Happy Sprayberry area is approximately 23%. In the Permian Basin, the Company has budgeted approximately $2.3 million for capital expenditures for 1997.

     In 1995 and 1996, the Company acquired three 3-D seismic surveys covering approximately 30 square miles in Jackson, Wharton and Victoria Counties of South Texas. The primary production objectives for these surveys are the Miocene, Frio, Yegua and Wilcox formations. The Company's acreage option position in these areas covers approximately 21,000 gross acres. During 1996, the Company participated in four Miocene, five Frio and one Yegua wells with an average working interest to the Company of approximately 15% to 17%. Of those 10 wells, eight wells were completed and seven are currently producing. The Company currently plans to participate in 10 wells during the first half of 1997 in the Miocene, Frio or Yegua formations and has budgeted approximately $500,000. The Company participated in one Wilcox well during 1996 which is currently being completed.

     Oil and Natural Gas Reserves. The Company engaged M. Brian Wallace, P.E., Dallas, Texas, an independent petroleum engineer, to estimate the Company's proved developed reserves, projected future production and estimated future net revenues from production of proved developed reserves on its existing properties as of December 31, 1993, 1994 and 1995 and September 30, 1996. Mr. Wallace's estimates were based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company. In determining the estimates of the reserve quantities that are economically recoverable, Mr. Wallace used oil and gas prices and estimated average development and production costs provided by the Company.

     The following table sets forth information as of the end of each of the years in the three year period ended December 31, 1995 and as of September 30, 1996 derived from the reserve reports of Mr. Wallace. The SEC PV-10 Values shown in the table are not intended to represent the current market value of the estimated oil and natural gas reserves owned by the Company. For further information concerning the present value of estimated future net revenue from these proved developed reserves, see Note 14 of Notes to Consolidated Financial Statements.

                                                                                        AS OF
                                                      AS OF DECEMBER 31,            SEPTEMBER 30,
                                             ------------------------------------   -------------
                                                1993         1994         1995          1996
                                             ----------   ----------   ----------   -------------
    Proved Developed Reserves:
      Oil (Bbls)...........................     346,773      600,069      756,942      1,004,472
      Gas (Mcf)............................   2,522,614    3,769,248    5,269,924      5,487,179
      Total (BOE)..........................     767,209    1,228,277    1,635,263      1,919,002
      Estimated future net revenue before
         income taxes (in thousands).......  $    5,728   $    8,627   $   13,813    $    18,118
      Present value of estimated future net
         revenues before income taxes,
         discounted at 10% (in
         thousands)........................  $    4,461   $    6,433   $   10,295    $    12,615


     The reserve data set forth above represents only estimates. The estimates are based on various assumptions and, therefore, are inherently imprecise. In addition, the reserve data may be subject to upward or downward revisions depending upon, among other factors, production history and prevailing oil and gas prices. Oil and gas prices have fluctuated widely in recent years. There is no assurance that prices will be higher or lower than prices used in estimating the Company's reserves. See "Risk Factors -- Volatility of Oil and Natural Gas Prices" and "Risk Factors -- Uncertainty of Oil and Natural Gas Reserve Estimates."

     Drilling Activities. The following tables set forth the results of the Company's participation in the drilling of development and exploratory wells during the three-year period ended December 31, 1995 and during the nine-month period ended September 30, 1996:

                                      DEVELOPMENT WELLS                     EXPLORATORY WELLS
                              ----------------------------------     --------------------------------
                                PRODUCTIVE          DRY HOLES         PRODUCTIVE         DRY HOLES
           YEAR ENDED         ---------------     --------------     -------------     --------------
          DECEMBER 31,        GROSS      NET      GROSS     NET      GROSS     NET     GROSS     NET
    ------------------------  -----     -----     -----     ----     -----     ---     -----     ----
    1993....................    12       2.50        4      2.10       1       .03        3       .43
    1994....................    23       2.88        6       .87       2       .45       12      1.64
    1995....................    43       7.12       15      2.68       2       .24        4       .73
                                --                  --                 -                 --
                                        -----               ----               ---               ----
              Total.........    78      12.50       25      5.65       5       .72       19      2.80
                                ==      =====       ==      ====       =       ===       ==      ====

                                       DEVELOPMENT WELLS                    EXPLORATORY WELLS
                               ---------------------------------     --------------------------------
           NINE MONTHS           PRODUCTIVE         DRY HOLES         PRODUCTIVE         DRY HOLES
              ENDED            --------------     --------------     -------------     --------------
          SEPTEMBER 30,        GROSS     NET      GROSS     NET      GROSS     NET     GROSS     NET
    -------------------------  -----     ----     -----     ----     -----     ---     -----     ----
    1996.....................    19      2.92       13      3.08       1       .16        5       .80
                                 ==      ====       ==      ====       =       ===        =       ===

     Production. The Company's wells in the Austin Chalk Trend and South Texas produce primarily natural gas and in the Permian Basin produce primarily oil. The following table sets forth the Company's net oil and natural gas production, average sales price and average production (lifting) costs associated with such production during the periods indicated.


                                                                              NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                 ---------------------------  -----------------
                                                  1993      1994      1995          1996
                                                 -------   -------   -------  -----------------
    Average net daily production:
      Oil (Bbls)................................     399       340       524           630
      Gas (Mcf).................................   1,946     2,356     3,731         4,539
      Total (BOE)...............................     723       733     1,146         1,387
    Average sales prices:
      Oil (per Bbl)............................. $ 17.05   $ 16.40   $ 17.48       $ 20.03
      Gas (per Mcf).............................    2.02      1.68      1.51          1.96
    Average production (lifting) costs (per
      BOE)...................................... $  4.57   $  4.27   $  3.61       $  3.86


     Productive Wells. The following table sets forth information regarding the number of productive wells in which the Company held a working interest as of September 30, 1996. One or more completions in the same well bore are counted as one well.

                                                               PRODUCTIVE WELLS
                                                               ----------------
                                                               GROSS      NET
                                                               -----     ------
                Oil..........................................    296      78.99
                Gas..........................................     65      13.55
                                                                 ---      -----
                          Total..............................    361      92.54
                                                                 ===      =====

     Developed and Undeveloped Acreage. The following table sets forth the developed and undeveloped acreage in which the Company owned a working or leasehold interest as of September 30, 1996:

                                                           DEVELOPED           UNDEVELOPED
                                                       -----------------    ------------------
                        LOCATION                        GROSS      NET       GROSS       NET
    -------------------------------------------------  -------    ------    -------    -------
    Austin Chalk Trend and South Texas...............    8,546     1,389     22,614      5,796
    Permian Basin....................................    5,360       959     23,313      6,598
                                                        ------     -----     ------      -----
              Total..................................   13,906     2,348     45,927     12,394
                                                        ======     =====     ======      =====

     Marketing of Crude Oil and Natural Gas. Crude oil is sold based upon 30-day automatically renewable contracts with oil purchasers. Prices vary as world oil prices fluctuate. Due to competitive conditions, the Company does not believe that the loss of any one of its major crude oil purchasers would have a material adverse effect on its business. The Company markets oil produced from Company operated wells through a wholly owned subsidiary. A company owned in part by the son of Cloyce A. Talbott, the Company's Chairman of the Board and Chief Executive Officer, is a first purchaser of most of the oil produced from Company-operated leases. See "Management -- Related Party Transactions."

     Most of the Company's natural gas is sold through third-party natural gas brokers at spot market prices and is transported to market by interstate pipelines. Contracts with these brokers are currently for less than five years and allow for prices to adjust to the marketplace. The Company believes that because of the competitive nature of the industry today, the loss of any one of its natural gas purchasers would not have a material adverse effect on its business. While the Company has not experienced any inability to market its natural gas, if transportation space in the pipelines is restricted or is unavailable, the Company's cash flow could be adversely affected.

     No customer for oil and natural gas accounted for more than 10% of the Company's consolidated revenues for the year ended December 31, 1995, or for the nine months ended September 30, 1996.

COMPETITION

     Contract Drilling Operations. Demand for drilling rigs and utilization has improved from previous years. However, the contract drilling industry remains highly competitive. Price is generally the most important competitive factor in the drilling industry. Other competitive factors include the availability of drilling equipment and experienced personnel at or near the time and place required by customers, the reputation of the drilling contractor in the drilling industry and its relationship with existing customers. The Company believes that it competes favorably with respect to all of these factors. Competition is usually on a regional basis, although drilling rigs are mobile and can be moved from one region to another in response to increased demand. An oversupply of drilling rigs in any region may result. Demand for land drilling equipment is also dependent on the exploration and development programs of oil and natural gas companies, which are in turn influenced primarily by the financial condition of such companies, by general economic conditions, by prices of oil and natural gas and, from time to time, by political considerations and policies.

     It is impracticable to estimate the number of contract drilling competitors of the Company, some of which have substantially greater resources and longer operating histories than the Company. Also, in recent years, many drilling companies have consolidated or merged with other companies as a result of the downturn in the domestic contract drilling industry. Although this consolidation has decreased the total number of competitors, management of the Company believes that competition for drilling contracts will continue to be intense for the foreseeable future.

     Oil and Natural Gas Operations. There is substantial competition for the acquisition of oil and natural gas leases suitable for exploration and for the hiring of experienced personnel. The Company's competitors in oil and natural gas exploration, development and production include major integrated oil and natural gas companies, numerous independent oil and natural gas companies, drilling and production purchase programs and individual producers and operators. The ability of the Company to increase its holdings of oil and natural gas reserves in the future is directly dependent upon the Company's ability to select, acquire and develop suitable prospects in competition with these companies. Many competitors have financial resources, staffs, facilities and other resources significantly greater than those of the Company.

GOVERNMENT REGULATION AND ENVIRONMENTAL

     The domestic drilling of oil and natural gas wells is subject to numerous state and federal laws, rules and regulations. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, disposal of produced waters, pollution prevention and clean-up, obtaining drilling permits and similar matters. Within the state of Texas, where substantially all of the Company's operations are currently conducted, these regulations are principally enforced by the Texas

Railroad Commission. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations. The Company does not anticipate any material capital expenditures for environmental control facilities or extraordinary expenditures associated with compliance with environmental rules and regulations in the foreseeable future. However, compliance costs under existing laws or under any new requirements could become material, and the Company could incur liability for noncompliance. The Company has not been fined or incurred liability for noncompliance, pollution or other environmental damage in connection with its operations and is not currently aware of any environmental hazards which would materially affect its operations, but it has not initiated environmental due diligence associated with its recent acquisitions.


     The contract drilling industry is dependent on demand for services from the oil and natural gas exploration industry and, accordingly, is affected by changing tax laws, price controls and other laws relating to the energy business generally. The Company's business is affected generally by political developments and by federal, state, foreign and local laws and regulations which relate to the oil and natural gas industry. The adoption of laws and regulations affecting the oil and natural gas industry for economic, environmental and other policy reasons could increase costs relating to drilling and production, which could have an adverse effect on the Company's operations. Several state and federal environmental laws and regulations currently apply to the Company's operations and may become more stringent in the future. Although the Company has utilized operating and disposal practices that were or are currently standard in the industry, hydrocarbons and other materials may have been disposed of or released in or under properties currently or formerly owned or operated by the Company or its predecessors in interest. In addition, some of these properties have been operated by third parties over whom the Company has no control as to such entities' treatment of hydrocarbon and other materials and the manner in which such materials may have been disposed of or released. The federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (collectively, "CERCLA"), and comparable state statutes impose strict liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at sites. The federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "hazardous wastes." Although CERCLA currently excludes petroleum from the definition of "hazardous substances," and RCRA also excludes certain classes of exploration and production wastes from regulation, such exemptions by Congress under both CERCLA and RCRA may be deleted, limited or modified in the future. If such changes are made to CERCLA and/or RCRA, the Company could be required to remove and remediate previously disposed of materials (including materials disposed of or released by prior owners or operators) from properties (including ground water contaminated with hydrocarbons) and to perform removal or remedial actions to prevent future contamination.


     The Federal Water Pollution Control Act ("FWPCA") and the Oil Pollution Act of 1990 ("OPA") and implementing regulations govern the prevention of discharges, including oil and produced water spills, and liability for damages into waters. The OPA is more comprehensive and stringent than previous oil pollution liability and prevention laws and imposes strict liability for a comprehensive and expansive list of damages from an oil spill into waters from facilities. Liability may be imposed for oil removal costs and a variety of public and private damages. Penalties may also be imposed for violation of federal safety, construction and operating regulations, and for failure to report a spill or to cooperate fully in a clean-up. The OPA also expands the authority and capability of the federal government to direct and manage oil spill clean-up and operations, plus requires operators to prepare oil spill response plans in cases where it can reasonably be expected that substantial harm will be done to the environment by discharges on or into navigable waters. The Company has spill protection control countermeasure (SPCC) plans in place for its oil and natural gas properties in each of the areas in which it operates. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal actions. Although the liability for owners and operators is the same under the FWPCA, the damages recoverable under the OPA are potentially much greater and can include natural resource damages.


     The operations of the Company are also subject to federal, state and local regulations for the control of air emissions. The federal Clean Air Act ("CAA"), as amended, and various state and local laws impose certain air quality requirements on the Company. Amendments to the CAA revised the definition of "major source" such that emissions from both wellhead and associated equipment involved in oil and gas production may be added to determine if a source is a "major source." As a consequence, more facilities may become major sources and thus would be required to obtain operating permits. This permitting process may require capital expenditures in order to comply with permit limits.

RISKS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the drilling business, including blow-outs, cratering, fires and explosions. These hazards could cause personal injury or death, suspend drilling operations or seriously damage or destroy the equipment involved and, in addition to environmental damage, could cause substantial damage to producing formations and surrounding areas. Damage to the environment, including property contamination in the form of either soil or ground water contamination, could also result from the Company's operations, particularly through oil or produced water spillage, natural gas leaks and extensive, uncontrolled fires. In addition, the Company could become subject to liability for reservoir damage. The occurrence of a significant event, including pollution or environmental damage, could materially affect the Company's operations and financial condition. As a protection against operating hazards, the Company maintains insurance coverage considered by the Company to be adequate, including all-risk physical damage, employer's liability, commercial general liability and workers compensation insurance. The Company currently has general liability insurance of $1,000,000 per occurrence with an aggregate of $3,000,000 and excess liability and umbrella coverages of up to $20,000,000 per occurrence with a $20,000,000 aggregate. The Company's customers generally require the Company to have at least $1,000,000 of third party liability coverage. Since April 1, 1992, the Company has carried workers' compensation insurance, with a deductible of $100,000 per occurrence. If multiple workers' compensation claims are filed, the Company could incur significant expenses, which in turn could have a material adverse impact on its financial condition and operations.


     The Company believes that it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage or damage to the environment. The Company also carries insurance to cover physical damage to or loss of its drilling rigs; however, it does not carry insurance against loss of earnings resulting from such damage or loss. In view of the difficulties that may be encountered in renewing such insurance at reasonable rates, no assurance can be given that the Company will be able to maintain the type and amount of coverage that it considers adequate at reasonable rates or that any particular types of coverage will be available.


TITLE TO OIL AND NATURAL GAS PROPERTIES

     Title to the Company's oil and natural gas properties is subject to royalty, overriding royalty, carried working, and other similar interests and cost sharing arrangements customary in the oil and natural gas industry (including farmout agreements, operating agreements and joint venture arrangements), liens for current taxes not yet due, and to other minor defects and encumbrances. The Company believes that such burdens do not materially detract from the value of such properties or from the Company's interest therein or materially interfere with the operation of the Company's business.

     As is customary in the oil and natural gas industry in the case of undeveloped properties, an in-house title review is made prior to or at the time of acquisition. More comprehensive title investigations, including in most cases receipt of a title opinion of legal counsel, are generally made before commencement of drilling operations on undeveloped properties and also are generally made before consummation of an acquisition of developed properties.

EMPLOYEES

     The Company employed a total of 945 full-time persons (33 as office personnel and 912 as field personnel) at September 30, 1996. The number of drilling rig employees will fluctuate depending upon the number of operable drilling rigs and the demand for contract drilling services. The Company considers its employee relations to be satisfactory. None of the Company's employees is represented by a union.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

          NAME              AGE                      POSITION
------------------------    ----    ------------------------------------------
Cloyce A. Talbott             61    Chairman of the Board; Chief Executive
                                    Officer
A. Glenn Patterson            50    President; Chief Operating Officer;
                                    Director
James C. Brown                45    Vice President -- Finance; Secretary;
                                    Treasurer; Chief Financial Officer
Robert C. Gist(1)             56    Director
Kenneth E. Davis(1)           73    Director
Vincent A. Rossi, Jr.         39    Director

---------------

(1) Member of Audit Committee and Compensation Committee.

     Cloyce A. Talbott has served as a Director of the Company since its incorporation in 1978. Mr. Talbott is a co-founder of the Company, served as Vice President from 1978 to 1983 and has served as Chairman of the Board and Chief Executive Officer of the Company since 1983. He also serves as Chairman of the Board and Chief Executive Officer of the Company's three subsidiaries. Mr. Talbott is primarily responsible for the Company's oil and natural gas activities. Mr. Talbott received a Bachelor of Science degree in Petroleum Engineering in 1958 from Texas Tech University, Lubbock, Texas.

     A. Glenn Patterson has served as a Director of the Company since its incorporation in 1978. Mr. Patterson is a co-founder of the Company and has served as its President since 1978 and also as Chief Operating Officer since 1983. Mr. Patterson also serves as a director and as President of the Company's three subsidiaries. Mr. Patterson is primarily responsible for the day-to-day management of the Company and directs its contract drilling activities. Mr. Patterson received his Bachelor of Science degree in Business in 1970 from Angelo State University, San Angelo, Texas.

     James C. Brown has served as Secretary and Treasurer of the Company since June 1993 and as Chief Financial Officer since August 1993. Mr. Brown served as Vice President from 1982 until June 1990, as a Director of the Company from February 1985 until June 1990, and as Controller from June 1983 until June 1990. Mr. Brown also serves as a director and as Vice President-Finance, Treasurer, Secretary and Chief Financial Officer of the Company's three subsidiaries. Mr. Brown is responsible for managing all office personnel of the Company involved with general financial and tax accounting activities. Mr. Brown received a Bachelor of Science degree in Business Administration in 1973 from Tarleton State University, Stephenville, Texas. He is a certified public accountant in the State of Texas and a member of the American Institute of Certified Public Accountants.

     Robert C. Gist has served as a Director of the Company since 1985. Mr. Gist has served as general legal counsel and advisor to the Company since 1987. Mr. Gist received a Bachelor of Science degree in Economics in 1965 and a law degree in 1968 from Southern Methodist University. He is currently self-employed as an attorney and has been for at least the past five years. He has over 20 years experience in the oil and natural gas industry.

     Kenneth E. Davis has served as a Director of the Company since 1978 and served as Treasurer from 1978 to June 1993. Mr. Davis received a Bachelor of Arts degree in Business from University of North Texas, Denton, Texas, in 1950. He was the owner and director of Fluid Transports, Inc., an oil field trucking company, until he sold that company in December 1994 and retired.

     Vincent A. Rossi, Jr. has served as a director of the Company since July 30, 1996. Since 1995, Mr. Rossi has served as a Managing Director of Turnberry Capital Management L.P., an investment advisory firm. From March 1991 through 1994, he was a Managing Director of CS First Boston and co-founder of the First Boston Special Situations Fund where he was jointly responsible for capital commitment. From 1989 to March 1991, he was responsible for proprietary capital commitment in the Distressed Securities Group at CS First Boston. During the prior two years, he was a senior member of the Reorganizations Group at CS First Boston. Mr. Rossi joined CS First Boston in 1987 from Odyssey Partners. He is a 1984 graduate of the Harvard Business School and received a B.S., summa cum laude, from the Wharton School, University of Pennsylvania in 1980.

     In August 1993, the Company established an Audit Committee and a Compensation Committee of the Board of Directors consisting in each case of Kenneth E. Davis and Robert C. Gist. Each of these persons has continued to serve in these capacities. The Audit Committee's function is to review and approve the services of the outside public accounting firm. The Compensation Committee's function is to review and approve proposals by management as to compensation for officers and other employees of the Company and to administer the Patterson Energy, Inc. 1993 Stock Incentive Plan.

     The directors hold office until the next annual meeting of stockholders, or until their successors are duly elected and qualified. The officers hold office until their successors are appointed by the Board of Directors. All officers of the Company are employed on a full-time basis. There are no arrangements or understandings between any of the directors or officers and any other person pursuant to which he was or is to be selected as a director, nominee or officer. There is no family relationship between any director and executive officer of the Company other than between Messrs. Talbott and Patterson, who are brothers-in-law.

RELATED PARTY TRANSACTIONS

     The Company leases a 1981 Beech King-Air 90 airplane owned by Talbott Aviation, Inc., a company wholly-owned by Cloyce A. Talbott, Chief Executive Officer of the Company. Under the terms of the lease, the Company pays a monthly rental of $9,200 and the costs of fuel, insurance, taxes and maintenance of the aircraft. The Company also pays the salary of the pilot, who is a full-time employee of the Company. The total cost to the Company for the aircraft (exclusive of the pilot's salary) was $174,455 in 1995 and $191,415 (including $70,000 of repairs) during the nine months ended September 30, 1996. The Company's headquarters are located approximately 100 miles from the nearest major airport. The Company's management believes that the lease of the aircraft is necessary for the efficient operation of its business.

     The Company sells substantially all of the oil produced from Company-operated wells to BHT Marketing, Inc. ("BHT"), a corporation in which a son of Mr. Talbott is a stockholder, director and officer, under terms of crude oil purchase contracts entered into on October 19, 1994 and October 24, 1995 (the "Purchase Contracts"). The purchase price for the oil is the posted monthly average price plus a bonus per Bbl of oil less basic sediment and water deductions. The bonus is determined by competitive bid. The Purchase Contracts can be terminated by either party upon at least 30 days' prior written notice. Crude oil sales to BHT in 1995 were approximately $5.9 million. Simultaneously with the execution of the Purchase Contracts, the Company and BHT entered into participation agreements (the "Participation Agreements") pursuant to which the Company and BHT agreed to share equally in the net sales proceeds received by BHT from the sale of all oil purchased by BHT under the Purchase Contracts. The term "net sales proceeds" generally means the gross proceeds received by BHT for the oil less all payments paid to the Company under the Purchase Contracts, pipeline tariffs and all other costs and expenses actually incurred by BHT associated with the transportation and sale of such oil. The proceeds received by the Company under these Participation Agreements were approximately $83,500 in 1995 and $206,544 in the nine months ended September 30, 1996.

     Certain of the Company's directors, executive officers and key employees and their family members (principally Cloyce A. Talbott, A. Glenn Patterson, Kenneth E. Davis, Lee W. Staiger and Kenneth C. Nelson, collectively referred to herein as "Affiliated Persons") have participated, either individually or through entities they control, in oil and natural gas prospects or properties in which the Company has an interest. These participations, which have been on a working interest basis, have been in prospects or properties originated or acquired by the Company. In substantially every property in which any of the Affiliated Persons has been a working interest participant, the Company also has sold working interests to nonaffiliated persons on the same basis. At September 30, 1996, Affiliated Persons were working interest owners in 104 of the 266 wells then being operated by the Company. Of the 104 wells, the Company also sold working interests in 91 wells to nonaffiliated persons. In some cases, the interests sold to affiliated and nonaffiliated participants were sold on a promoted basis requiring these participants to pay a portion of the Company's costs. As is the case of sales of working interests by the Company in its properties to nonaffiliated persons, sales of working interests to Affiliated Persons are made to reduce the Company's economic risk in the properties. The Company believes that each of the participations by Affiliated Persons has been on terms no less favorable to the Company than it could have obtained from nonaffiliated participants. It is expected that joint participations with the Company, by affiliated persons, will occur from time to time in the future. Conflicts of interest may arise between such directors and officers and the Company as to the advisability of conducting drilling and recompletion activities on those properties. During the two years ended December 31, 1994 and 1995 and the 10 months ended October 31, 1996, the Affiliated Persons received aggregate production revenues (net of state severance taxes) of $12.5 million and paid aggregate joint interest billings of $11.6 million. These numbers do not necessarily represent their profits or losses from these interests because the joint production costs do not include the parties' related drilling and leasehold acquisition costs incurred prior to January 1, 1994. In order to minimize these conflicts, no Affiliated Person will (i) have an interest in any property larger than the Company's interest, (ii) participate in an interest that does not bear costs (such as an overriding royalty interest) or (iii) borrow any money from the Company to fund his participation.


     Any future transactions between the Company and its officers, directors, key employees, 5% stockholders and their family members and affiliates will continue to be subject to the approval of a majority of disinterested members of the Board of Directors and will continue to be on terms no less favorable to the Company than those that could be negotiated with nonaffiliated parties.



     During February 1994, the Board of Directors adopted a policy approving in advance all participations by Affiliated Persons in oil and natural gas prospects and properties after that date, provided that the participations of such Affiliated Persons are on the same basis as participations with nonaffiliated persons. In those instances when there are no nonaffiliated third party participants, prior approval of a majority of disinterested members of the Board of Directors is required on a participation-by-participation basis.


     In 1993, 1994 and 1995, the Company provided contract drilling services for which it received approximately $960,000, $338,000 and $598,000, respectively, from HAT Oil & Gas, Inc., a company in which a son of Mr. Talbott is a stockholder, director and officer. The Company competitively bids for these drilling services on the same basis as it bids for the performance of drilling services for other third parties. The Company also owns a minor working interest in oil and gas properties operated by that company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information, as of November 30, 1996, with respect to the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director and the Chief Executive Officer and the President of the Company, (iii) all executive officers and directors of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned by him as set forth opposite his name.


                                               BENEFICIAL
                                                OWNERSHIP                                BENEFICIAL
                                                PRIOR TO                                  OWNERSHIP
                                               OFFERING(1)                            AFTER OFFERING(1)
                                           -------------------                       -------------------
                                           NUMBER                     NUMBER         NUMBER
                                             OF                      OF SHARES         OF
            NAME AND ADDRESS               SHARES      PERCENT     BEING OFFERED     SHARES      PERCENT
-----------------------------------------  -------     -------     -------------     -------     -------
Metropolitan Life Insurance Company......  250,000(2)    5.06%             --        250,000       3.88%
  One Madison Avenue
  New York, NY 10010
C.A. Delaney Capital Management, Ltd. ...  280,500(3)    5.68%             --        280,500       4.35%
  Suite 5100
  161 Bay Street
  P.O. Box 713
  Toronto, Ontario M5J 2S1
Cloyce A. Talbott(4).....................  639,974(5)   12.95%         49,840        494,974       7.68%
  2500 Towle Park Road
  Snyder, TX 79549
H.A. and Audrey Talbott Trust(6).........   37,862          *          37,862             --         --
SSI Oil and Gas, Inc.(7).................   57,298       1.16          57,298             --         --
A. Glenn Patterson(4)....................  201,441(8)    4.06%         30,000        114,143       1.77%
Kenneth E. Davis(4)......................   71,554(9)    1.45%             --         71,554       1.11%
Robert C. Gist(4)........................   17,943(10)      *              --         17,943          *
Vincent A. Rossi, Jr.(4).................       --         --                             --         --
Phoenix Drilling, Inc. ..................   28,000(11)      *          28,000             --         --
Imperial Equipment Co. ..................   19,750(11)      *          19,750             --         --
Rig I Group, Inc. .......................    4,250(11)      *           4,250             --         --
All executive officers and directors as a
  group (6 persons)......................  909,341(12)  18.24%        175,000        734,341      11.33%


---------------

 *   Less than 1%

 (1) Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options, but not deemed outstanding for computing the percentage ownership of any other person.

 (2) Number of shares stated was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Metropolitan Life Insurance Company. State Street Research and Management Company, an affiliate of Metropolitan Life Insurance Company, has also filed a 13G with the Securities and Exchange Commission for the same shares.

 (3) Number of shares was obtained from a Schedule 13G filed with the Securities and Exchange Commission by C.A. Delaney Capital Management, Ltd.

 (4) An executive officer and/or director of the Company.

 (5) Includes 37,862 shares owned by H.A. and Audrey Talbott Trust, of which Mr. Talbott is a beneficiary and co-trustee and 57,298 shares owned by SSI Oil & Gas, Inc., a Texas corporation owned 50% by an affiliate of Mr. Talbott and 50% by Mr. Patterson.

 (6) An affiliate of Mr. Talbott.

 (7) An affiliate of Messrs. Talbott and Patterson.


 (8) Includes 22,720 shares purchasable under currently exercisable employee stock options and the 57,298 shares owned by SSI Oil and Gas, Inc. (see
     Note 5 above).


 (9) Includes 5,474 shares owned by the wife of Mr. Davis and 5,000 shares purchasable under exercisable Non-Employee Directors' Stock Options.

(10) Includes 5,000 shares purchasable under exercisable Non-Employee Directors' Stock Options.

(11) Issued on December 5, 1996 in partial consideration for the acquisition of three drilling rigs. These shares are being sold pursuant to the exercise of registration rights granted in the acquisition.


(12) Includes a total of 42,720 shares purchasable under currently exercisable employee stock options including the 22,720 shares referenced in Note 8 above for Mr. Patterson and 10,000 shares purchasable under Non-Employee Directors' Stock Options (see Notes 9 and 10 above).

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue (i) 9,000,000 shares of Common Stock, $0.01 Par Value, of which 4,941,371 shares are issued and outstanding as of December 31, 1996, and (ii) 1,000,000 shares of Preferred Stock, $0.01 Par Value, of which no shares have been issued.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of Common Stock outstanding may authorize a merger, consolidation, dissolution of the Company, the sale of all or substantially all of the Company's assets if not made in the usual or ordinary course of the Company's business, or an amendment of the Company's Restated Certificate of Incorporation. In the event of liquidation, holders of Common Stock are entitled to share pro rata in any distribution of the Company's assets to holders of Common Stock after payment of liabilities and liquidation preferences, if any, granted to holders of Preferred Stock. There are no preemptive, subscription, conversion or redemption rights regarding the Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared on the Common Stock by the Board of Directors in its discretion out of funds legally available for that purpose.

PREFERRED STOCK


     Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in the Company's Restated Certificate of Incorporation, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has not issued any shares of Preferred Stock. However, as of January 2, 1997, an aggregate of 100,000 shares of Preferred Stock had been reserved for issuance upon exercise of the Rights described under "-- Stockholder Rights Plan."



STOCKHOLDER RIGHTS PLAN



     General. In January 1997, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend is payable to the stockholders of record on January 17, 1997 (the "Record Date"), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, $0.01 par value (the "Preferred Shares"), of the Company at a price of $166 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), dated as of January 2, 1997. A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to the Registration Statement of which this Prospectus is a part. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     The Rights Agreement. Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock upon the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Stock causes a Distribution Date pursuant to clause
(i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date."



     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of a summary of the Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution
Date), and such separate Right Certificates alone will evidence the Rights.



     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 2, 2007, unless earlier redeemed by the Company as described below.



     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Stock at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock or, in the discretion of the Board of Directors of the Company, of one one-hundredths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.



     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving company's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Stock are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.



     The Purchase Price payable, and the number of Preferred Shares, shares of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).



     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.



     Description of Preferred Shares. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Stock receive a liquidation payment of $0.01 per share, the holders of the Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each Preferred Share and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Stock until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until noncumulative dividends have been paid regularly for at least one year.



     Redemption. At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates.



     Anti-Takeover Effect. The distribution of the Rights may have the effect of delaying, deferring or preventing a change in control of the Company notwithstanding that a majority of the stockholders might benefit from such a change in control.



OTHER PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT



     Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which, along with certain provisions of the Delaware General Corporation Law (the "DGCL"), may have the effect of delaying or deterring any unsolicited takeover attempts notwithstanding that a majority of the stockholders might benefit from such a takeover or attempt. In connection with the Company's reincorporation, the right of stockholders to cumulate votes in the election of directors was eliminated. In addition, Section 203 of the DGCL, which will apply to the Company since the Common Stock has been approved for quotation on the Nasdaq National Market, restricts certain "business combinations" with an "interested stockholder" for three years following the date such person becomes an interested stockholder, unless the Board of Directors approves the business combination. "Business combinations" is defined to include mergers, sale of assets and other similar transactions with an "interested stockholder." An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. By delaying or deterring unsolicited takeover attempts, these provisions could adversely affect prevailing market prices for the Company's Common Stock.

     The Company's Restated Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The following paragraphs set forth a summary of these provisions:

     Special Meetings of Stockholders. The Restated Certificate of Incorporation provides that special meetings of stockholders may be called only by the Board of Directors (or a majority of the members thereof), the Chief Executive Officer, the President or the holders of a majority of the outstanding stock entitled to vote at such special meeting. This provision will make it more difficult for stockholders to call a special meeting.

     No Stockholder Action By Written Consent. The Restated Certificate of Incorporation provides that stockholder action may be taken only at annual or special meetings and not by written consent of the stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided that in the event less than 40 days written notice is given to stockholders, notice by the stockholder to be made timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed. The Bylaws also specify certain requirements for a stockholders notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at an annual meeting.

     Authorized Class of Preferred Stock. See "-- Preferred Stock" for information concerning the Company's Preferred Stock.

TRANSFER AGENT

     The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, the Company will have 6,441,371 shares of Common Stock outstanding (6,700,421 shares if the Underwriters' over-allotment option is exercised in full), 5,499,750 (5,758,800, if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. Of the remaining 941,621 shares, 691,621 shares will be held by "affiliates" of the Company, as that term is defined in Rule 144, and may be sold subject to the provisions of Rule 144 and the contractual restrictions described below and 250,000 shares (all of which are "restricted securities" under Rule 144) are held by a third party. These 250,000 shares are entitled to certain registration rights and also may be sold subject to the provisions of Rule 144. In addition, the Company has reserved for issuance 75,000 shares of Common Stock pursuant to the exercise of outstanding warrants held by a third party which are entitled to certain registration rights. The Company and the Selling Stockholders have agreed that they will not, for a period of 120 days from the date of this Prospectus, and the executive officers and directors of the Company that are not also Selling Stockholders have agreed that they will not, for a period of 120 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the 1993 Plan or the Non-Employee Director Plan. Upon the expiration of these lockup agreements, all 691,621 shares held by such executive officers and directors which are not sold in this offering will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144, 92,310 shares of Common Stock issuable upon exercise of outstanding warrants and options that are vested will be eligible for sale and 106,600 shares of Common Stock issuable upon exercise of options that are not vested will become eligible for sale as such options become vested. Under Rule 144, the volume limitations permit the sale of a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 64,414 shares immediately after the offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. The Company has filed registration statements under the Securities Act to register shares of Common Stock reserved for issuance under its employee stock plans, thus permitting the resale of such shares of Common Stock by non-affiliates in the public market without restriction under the Securities Act. A total of 175,000 shares (including shares subject to outstanding options) are reserved for issuance under the 1993 Plan and 30,000 shares are reserved for issuance under the Company's Non-Employee Director Plan. In addition, a total of 105,000 shares of Common Stock issuable upon exercise of outstanding options are eligible for sale under a shelf registration statement.



     The Common Stock has been included in the Nasdaq Stock Market's National Market since November 1993. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Morgan Keegan & Company, Inc. and Raymond James & Associates, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                             NUMBER
                                 UNDERWRITER                                OF SHARES
    ----------------------------------------------------------------------  ---------
    Prudential Securities Incorporated....................................
    Morgan Keegan & Company, Inc. ........................................
    Raymond James & Associates, Inc. .....................................

                                                                              -------
              Total.......................................................  1,727,000
                                                                              =======

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 259,050 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to 1,727,000.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     The Company, its directors and executive officers, the Selling Stockholders and certain other stockholders holding an aggregate of approximately 691,621 shares of Common Stock (exclusive of shares of Common Stock being sold by the Selling Stockholders) have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 120 days after the date of this Prospectus, except for shares offered pursuant to this offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of this Prospectus or pursuant to the terms of convertible securities or warrants of the Company outstanding as of the date of this Prospectus.


     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sale of the Common Stock. Passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Baker & Hostetler, Denver, Colorado. Certain legal matters relating to this offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of the Company as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The supplemental consolidated balance sheets as of December 31, 1994 and 1995, and the related supplemental consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K/A (Amendment No. 2), have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Tucker, as of March 31, 1996 and 1995, and for each of the three years in the period ended March 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

     The estimated reserve evaluations and related calculations of M. Brian Wallace, P.E., Dallas, Texas, an independent petroleum engineer, as of December 31, 1993, 1994 and 1995 and September 30, 1996, have been included herein in reliance upon the authority of Mr. Wallace as an expert in petroleum engineering.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing materials can also be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.


     The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the shares offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees. In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission's web site address is (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

          (a) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          (c) The Company's Current Report on Form 8-K dated April 22, 1996.

          (d) The Company's Current Report on Form 8-K dated April 30, 1996.

          (e) The Company's Current Report on Form 8-K dated May 16, 1996.

          (f) The Company's Current Report on Form 8-K dated July 30, 1996, as amended by Form 8-K/A dated July 30, 1996, and as further amended by Form 8-K/A (Amendment No. 2) dated July 30, 1996.

          (g) The Company's Current Report on Form 8-K dated July 30, 1996.

          (h) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          (i) The Company's Current Report on Form 8-K dated September 27, 1996.


          (j) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.



          (k) The Company's Current Report on Form 8-K dated October 23, 1996.


          (l) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated November 2, 1993.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to James C. Brown, Vice President -- Finance, Patterson Energy, Inc., at the Company's principal executive offices located at 4510 Lamesa Highway, Snyder, Texas 79549. Telephone requests may be directed to Mr. Brown at (915) 573-1104.

                                    INDEX TO
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants; Coopers & Lybrand L.L.P............................  F-2
Report of Independent Public Accountants; Arthur Andersen LLP.........................  F-3
Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996
     (unaudited)......................................................................  F-4
  Consolidated Statements of Income for the years ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited).......  F-5
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
     1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996
     (unaudited)......................................................................  F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)...  F-7
  Notes to Consolidated Financial Statements..........................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Patterson Energy, Inc.


     We have audited the consolidated balance sheets of Patterson Energy, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Patterson Drilling Company (formerly Tucker Drilling Company, Inc.) which financial statements reflect 36 and 30 percent of supplemental consolidated total assets as of December 31, 1994 and 1995, respectively, and 42, 41 and 28 percent in 1993, 1994 and 1995, respectively, of consolidated total operating revenues. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Patterson Drilling Company, is based solely on the report of the other auditors.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patterson Energy, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 28, 1996, except as to
  the Tucker Drilling Company, Inc.
  merger discussed in Note 2
  for which the date is
  September 13, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Tucker Drilling Company, Inc.

     We have audited the balance sheets of Tucker Drilling Company, Inc. (a Delaware corporation) as of March 31, 1996 and 1995, and the related statements of operations, changes in stockholder's equity and cash flows for the three years ended March 31, 1996, prior to the restatement (and, therefore, are not presented herein) for the pooling of interests as described in Note 2 to the consolidated financial statements of Patterson Energy, Inc., and Subsidiaries included in the Registration Statement on Form S-3. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tucker Drilling Company, Inc. as of March 31, 1996 and 1995, and the results of its operations and its cash flows for the three years ended March 31, 1996 in conformity with generally accepted accounting principles.
                                            ARTHUR ANDERSEN LLP

San Antonio, Texas
May 16, 1996

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,              (UNAUDITED)
                                                      ---------------------------     SEPTEMBER 30,
                                                         1994            1995             1996
                                                      -----------     -----------     -------------
Current assets:
  Cash and cash equivalents.......................... $ 6,845,059     $ 9,344,494      $  9,450,477
  Marketable securities..............................   2,570,459         524,323           524,323
  Accounts receivable:
     Trade:
       Billed........................................  11,445,058      10,570,891        10,809,438
       Unbilled......................................   1,929,055       2,048,782         2,170,650
     Oil and gas sales...............................     593,861         712,497           820,202
  Costs of uncompleted drilling contracts in excess
     of related billings.............................          --              --           330,557
  Equipment inventory................................     426,897         413,677           490,342
  Deferred income taxes..............................     406,515       1,058,947           614,567
  Undeveloped oil and gas properties held for
     resale..........................................   1,385,781       2,122,112         2,549,906
  Other current assets...............................   1,072,485         351,579           416,379
                                                      -----------     -----------       -----------
          Total current assets.......................  26,675,170      27,147,302        28,176,841
                                                      -----------     -----------       -----------
Property and equipment, at cost, net.................  21,538,030      34,385,345        36,660,298
Deferred income taxes................................          --         347,892         2,531,395
Deposits on workers' compensation insurance policy...     556,864         343,760           343,760
Other assets.........................................     738,739         766,546           785,290
                                                      -----------     -----------       -----------
          Total assets............................... $49,508,803     $62,990,845      $ 68,497,584
                                                      ===========     ===========       ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of notes payable................ $   918,834     $   909,634      $  4,039,952
  Accounts payable:
     Trade...........................................   8,534,535       7,115,697         8,174,718
     Revenue distribution............................     967,020       1,686,626         2,226,419
     Other...........................................     648,668         297,184            16,582
  Accrued expenses...................................   1,838,588       2,042,254         2,465,439
                                                      -----------     -----------       -----------
          Total current liabilities..................  12,907,645      12,051,395        16,923,110
                                                      -----------     -----------       -----------
Deferred liabilities.................................     324,650         376,746           722,786
Notes payable, less current maturities...............   5,966,710      12,906,473        11,614,622
                                                      -----------     -----------       -----------
                                                        6,291,360      13,283,219        12,337,408
                                                      -----------     -----------       -----------
Commitments and contingencies........................          --              --                --
Stockholders' equity:
  Preferred stock -- par value $.01; authorized
     1,000,000 shares, no shares issued..............          --              --                --
  Common stock -- par value $.01; authorized
     5,000,000 shares with 4,168,632 shares issued at
     December 31, 1994 and 4,747,083 shares issued at
     December 31,1995 and authorized 9,000,000 shares
     with 4,810,689 issued at September 30, 1996.....      41,687          47,471            48,107
  Additional paid-in capital.........................  14,907,454      19,047,037        19,255,879
  Retained earnings..................................  15,360,657      18,561,723        19,933,080
                                                      -----------     -----------       -----------
          Total stockholders' equity.................  30,309,798      37,656,231        39,237,066
                                                      -----------     -----------       -----------
          Total liabilities and stockholders'
            equity................................... $49,508,803     $62,990,845      $ 68,497,584
                                                      ===========     ===========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                           (UNAUDITED)
                                                                                        NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                       -----------------------------------------    --------------------------
                                          1993           1994           1995           1995           1996
                                       -----------    -----------    -----------    -----------    -----------
Operating revenues:
  Drilling...........................  $37,746,477    $54,822,766    $57,599,180    $42,655,844    $47,724,707
  Oil and gas sales..................    3,913,746      3,593,786      5,399,536      3,831,366      5,939,900
  Well operation fees................    1,063,629        979,756      1,296,257        940,135      1,110,813
  Other..............................      168,926        133,240        148,976        133,919        280,234
                                       -----------    -----------    -----------    -----------    -----------
                                        42,892,778     59,529,548     64,443,949     47,561,264     55,055,654
                                       -----------    -----------    -----------    -----------    -----------
Operating costs and expenses:
  Direct drilling costs..............   30,631,392     43,035,526     46,504,502     34,431,381     38,817,618
  Lease operating and production.....    1,206,796      1,141,391      1,509,206      1,070,674      1,468,390
  Write-down due to impairment of
     long-lived assets...............           --             --        159,403             --        159,403
  Exploration costs..................      317,085        233,547        369,133        227,258        343,581
  Dry holes and abandonments.........      395,508      1,279,133        791,221        373,270        611,732
  Depreciation, depletion and
     amortization....................    4,654,697      4,911,929      7,522,695      5,285,551      7,753,384
  General and administrative.........    4,013,766      4,793,484      5,062,940      3,607,326      3,943,887
                                       -----------    -----------    -----------    -----------    -----------
                                        41,219,244     55,395,010     61,919,100     44,995,460     53,097,995
                                       -----------    -----------    -----------    -----------    -----------
Operating income.....................    1,673,534      4,134,538      2,524,849      2,565,804      1,957,659
                                       -----------    -----------    -----------    -----------    -----------
Other income (expense):
  Net gain on sale of assets.........      138,272        611,009        373,567        335,961        532,684
  Interest income....................      141,067        408,945        545,463        422,475        376,734
  Interest expense...................     (330,739)      (366,152)    (1,064,523)      (761,638)      (985,373)
  Non-recurring acquisition costs....           --             --             --             --     (2,268,331)
  Other..............................      117,463         25,020         34,946         (6,110)        97,185
                                       -----------    -----------    -----------    -----------    -----------
                                            66,063        678,822       (110,547)        (9,312)    (2,247,101)
                                       -----------    -----------    -----------    -----------    -----------
Income (loss) before income taxes....    1,739,597      4,813,360      2,414,302      2,556,492       (289,442)
                                       -----------    -----------    -----------    -----------    -----------
Income tax expense (benefit):
  Current............................      123,309        213,349        213,560        264,275        112,030
  Deferred...........................           --       (406,515)    (1,000,324)      (208,052)    (2,531,395)
                                       -----------    -----------    -----------    -----------    -----------
                                           123,309       (193,166)      (786,764)        56,223     (2,419,365)
                                       -----------    -----------    -----------    -----------    -----------
Net income...........................  $ 1,616,288    $ 5,006,526    $ 3,201,066    $ 2,500,269    $ 2,129,923
                                       ===========    ===========    ===========    ===========    ===========
Net income per common share:
  Primary............................  $      0.51    $      1.24    $      0.73    $       .59    $       .43
                                       ===========    ===========    ===========    ===========    ===========
  Assuming full dilution.............  $      0.51    $      1.24    $      0.71    $       .55    $       .43
                                       ===========    ===========    ===========    ===========    ===========
Weighted average number of common
  shares outstanding:
  Primary............................    3,175,957      4,029,669      4,379,236      4,261,488      4,949,593
                                       ===========    ===========    ===========    ===========    ===========
  Assuming full dilution.............    3,175,957      4,029,669      4,520,588      4,532,679      4,979,510
                                       ===========    ===========    ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        COMMON STOCK            TREASURY STOCK
                                    --------------------    -----------------------    ADDITIONAL
                                     NUMBER                   NUMBER                     PAID-IN       RETAINED
                                    OF SHARES    AMOUNT     OF SHARES      AMOUNT        CAPITAL       EARNINGS         TOTAL
                                    ---------    -------    ----------    ---------    -----------    -----------    -----------
Balance, December 31, 1992........  3,331,760    $33,318       351,158    $(730,292)   $ 9,003,283    $ 8,737,843    $17,044,152
Sale of treasury stock............         --         --       (97,554)      49,172          3,935             --         53,107
Issuance of common stock and
  redeemable warrants.............    835,000      8,350            --           --      4,662,925             --      4,671,275
Net income........................         --         --            --           --             --      1,616,288      1,616,288
                                    ---------    -------      --------    ---------    -----------    -----------    -----------
Balance, December 31, 1993........  4,166,760     41,668       253,604     (681,120)    13,670,143     10,354,131     23,384,822
Issuance of common stock..........    250,000      2,500            --           --      1,872,500             --      1,875,000
Retirement of treasury stock......   (253,604)    (2,536)     (253,604)     681,120       (678,584)            --             --
Exercise of stock options.........      5,476         55            --           --         43,395             --         43,450
Net income........................         --         --            --           --             --      5,006,526      5,006,526
                                    ---------    -------      --------    ---------    -----------    -----------    -----------
Balance, December 31, 1994........  4,168,632     41,687            --           --     14,907,454     15,360,657     30,309,798
Issuance of common stock and
  warrants........................     97,500        975            --           --        721,275             --        722,250
Conversion of 853,748 redeemable
  warrants........................    426,874      4,269            --           --      2,991,015             --      2,995,284
Conversion of 75,315 underwriters
  redeemable warrants.............     35,577        355            --           --        280,353             --        280,708
Exercise of stock options.........     18,500        185            --           --        146,940             --        147,125
Net income........................         --         --            --           --             --      3,201,066      3,201,066
                                    ---------    -------      --------    ---------    -----------    -----------    -----------
Balance, December 31, 1995........  4,747,083     47,471            --           --     19,047,037     18,561,723     37,656,231
Exercise of stock options
  (unaudited).....................     25,382        254            --           --        209,224             --        209,478
Conversion of 75,316 underwriters
  redeemable warrants
  (unaudited).....................     38,224        382            --           --           (382)            --             --
Net income (unaudited)............         --         --            --           --             --      2,129,923      2,129,923
Adjustment to conform fiscal years
  (see Note 2) (unaudited)........         --         --            --           --             --       (758,566)      (758,566)
                                    ---------    -------      --------    ---------    -----------    -----------    -----------
Balance September 30, 1996
  (unaudited).....................  4,810,689    $48,107            --    $      --    $19,255,879    $19,933,080    $39,237,066
                                    =========    =======      ========    =========    ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         (UNAUDITED)
                                                                                                 NINE MONTHS ENDED SEPTEMBER
                                                            YEAR ENDED DECEMBER 31,                          30,
                                                   ------------------------------------------    ----------------------------
                                                      1993            1994           1995            1995            1996
                                                   -----------    ------------    -----------    ------------    ------------
Cash flows from operating activities:
  Net income...................................... $ 1,616,288    $  5,006,526    $ 3,201,066    $  2,500,269    $  2,129,923
  Adjustments to reconcile net income to net cash
    from operating activities:
  Loss on abandonment of oil and gas properties...     225,478         399,694        108,867          35,304         118,550
  Depreciation, depletion and amortization........   4,654,697       4,911,929      7,522,695       5,285,551       7,753,384
  Write-down due to impairment of long-lived
    assets........................................          --              --        159,403              --         159,403
  Net gain on sale of assets......................    (123,945)       (611,009)      (373,567)       (335,961)       (532,684)
  Deferred income tax benefit.....................          --        (406,515)    (1,000,324)       (208,052)     (2,531,395)
    Change in current assets and liabilities:
      (Increase) decrease in trade accounts
        receivable................................  (3,268,159)     (4,666,120)     1,680,215       2,242,334         568,614
      (Increase) decrease in oil and gas sales
        receivable................................      91,026         (47,110)      (258,561)       (129,415)       (333,175)
      Increase in undeveloped oil and gas
        properties held for resale................    (469,710)       (549,440)      (736,331)       (617,586)       (427,794)
      (Increase) decrease in other current
        assets....................................       4,142         (70,067)       (25,777)         26,051        (448,655)
      Increase (decrease) in trade accounts
        payable...................................   1,391,010       2,825,111     (1,761,828)       (916,631)        778,871
      Increase in revenue distribution payable....      45,426         181,459        699,235         200,138         622,610
      Increase in deferred compensation payable...      49,026         182,701         52,096          40,500         357,636
      Increase (decrease) in other current
        payables..................................     (47,191)      1,107,299         53,495         637,561        (525,542)
  Net change in deposits on workers' compensation
    insurance policy..............................      57,853         (22,901)       213,104         150,000              --
                                                   -----------    ------------    -----------    ------------    ------------
      Net cash provided by operating activities...   4,225,941       8,241,557      9,533,788       8,910,063       7,689,746
                                                   -----------    ------------    -----------    ------------    ------------
Cash flows from investing activities:
  Net sales (purchases) of investment
    securities....................................      23,488      (1,685,929)     2,046,136          99,574       1,946,562
  Purchases of property and equipment.............  (5,261,725)    (11,617,225)   (19,906,204)    (15,236,661)    (10,553,569)
  Sales of property and equipment.................     181,388       1,315,491        555,878         412,471       1,136,515
  Change in other assets..........................          --              --        (83,844)        (78,764)        (56,713)
                                                   -----------    ------------    -----------    ------------    ------------
      Net cash used in investing activities.......  (5,056,849)    (11,987,663)   (17,388,034)    (14,803,380)     (7,527,205)
                                                   -----------    ------------    -----------    ------------    ------------
Cash flows from financing activities:
  Proceeds from notes payable.....................   2,766,488       5,000,000      9,375,000       8,000,000       3,170,000
  Payments on notes payable.......................  (4,681,296)       (573,456)    (2,444,437)     (1,922,779)     (1,331,533)
  Issuance of common stock and redeemable
    warrants......................................   4,671,275              --      3,275,993       3,009,911              --
  Proceeds from exercise of stock options.........          --          43,450        147,125         116,500         240,102
  Proceeds from sale of treasury stock............      53,107              --             --              --              --
                                                   -----------    ------------    -----------    ------------    ------------
      Net cash provided by financing activities...   2,809,574       4,469,994     10,353,681       9,203,632       2,078,569
                                                   -----------    ------------    -----------    ------------    ------------
      Net increase in cash and cash equivalents...   1,978,666         723,888      2,499,435       3,310,315       2,241,110
Cash and cash equivalents at beginning of
  period..........................................   4,142,505       6,121,171      6,845,059       6,845,059       7,209,367(1)
                                                   -----------    ------------    -----------    ------------    ------------
Cash and cash equivalents at end of period........ $ 6,121,171    $  6,845,059    $ 9,344,494    $ 10,155,374    $  9,450,477
                                                   ===========    ============    ===========    ============    ============
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest...................................... $   347,888    $    344,487    $   992,651    $    695,285    $    984,059
    Income taxes..................................     101,711          75,679        270,095         222,487         155,144

  Noncash investing and financing activities:

         During the year ended December 31, 1994, the Company issued 250,000 shares of common stock to Questor Drilling Corp. for certain assets valued at $1,875,000 (See Notes 2 and 7).

         During the year ended December 31, 1994, the Company retired 253,604 shares of common stock that were held in treasury (See Note 7).

         During the year ended December 31, 1995, the Company acquired three drilling rigs and related equipment from a non-affiliated person. The purchase price for the rigs consisted of $367,500 cash, 97,500 shares of the Company's common stock, valued for purposes of this transaction at $682,500, and warrants to purchase an additional 75,000 shares at an exercise price of $9.00 per share, valued at $39,750 for this transaction (See Note 7).

         During the nine months ended September 30, 1996, 75,316 redeemable warrants relative to the Underwriter's Warrant Agreement dated November 2, 1993, as amended on November 15, 1994 and June 18, 1996, were converted in which 38,224 shares of the Company's common stock were issued and 37,092 shares of such common stock were forfeited to the Company in lieu of a cash payment.
---------------

  (1) Amount does not agree to cash and cash equivalents as presented as a result of conforming reporting periods (See Note 2).

  The accompanying notes are an integral part of these consolidated financial statements

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies follows:

     Principles of consolidation -- The consolidated financial statements include the accounts of Patterson Energy, Inc. ("Patterson") and its wholly owned subsidiaries, Patterson Drilling Company, Patterson Petroleum, Inc., Patterson Petroleum Trading Company, Inc. and Patterson Drilling Programs, Inc. (collectively referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated.

     Interim financial statements -- The consolidated financial statements as of September 30, 1996 and for each of the nine months ended September 30, 1995 and 1996 have been prepared by management of the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated interim financial statements should be read in conjunction with the audited December 31, 1993, 1994 and 1995 consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for presentation have been included. Furthermore, the results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results expected for the full year.

     Management estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Drilling operations -- The Company follows the percentage-of-completion method of accounting for day work and footage drilling arrangements. Under this method all drilling revenues, direct costs and appropriate portions of indirect costs, related to the contracts in progress, are recognized as contract drilling services are performed.

     The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all drilling advances, direct costs and appropriate portions of indirect costs (including maintenance, repairs and depreciation) related to the contracts in progress are deferred and recognized as revenues and expenses in the period the contracts are completed.

     Provisions for losses are made on incomplete contracts when significant losses are anticipated.

     Equipment inventory -- Equipment inventory consists primarily of equipment to be used in conjunction with the Company's contract drilling activities. The inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

     Undeveloped oil and gas properties held for resale -- Undeveloped oil and gas properties held for resale represent leasehold interests in unproven oil and gas properties which the Company expects to sell. Also included are leasehold costs programmed for development under arrangements which will provide for reimbursement of such costs to the Company. Such properties are carried at lower of cost or net realizable value. The Company recognizes gains or losses upon disposition or impairment of the properties. For the years ended December 31, 1993, 1994 and 1995, the Company recorded impairment of undeveloped properties of approximately $287,000, $313,000 and $56,000, respectively.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     Property and equipment -- (a) Property and equipment (other than oil and gas) -- Depreciation of property and equipment (other than oil and gas properties) is provided on the straight-line method over their estimated useful lives as follows:

                                                                   LIVES (YEARS)
                                                                   -------------
                Drilling rigs and equipment......................       2-15
                Automotive equipment.............................        2-7
                Office furniture.................................       3-10
                Buildings........................................       5-20
                Other............................................        3-7

     (b) Oil and gas properties -- The Company follows the successful efforts method of accounting, using the field as its accumulation center for capitalized costs. Under the successful efforts method of accounting, costs which result directly in the discovery of oil and gas reserves and all development costs are capitalized. Exploration costs which do not result directly in discovering oil and gas reserves are charged to expense as incurred. The capitalized costs, consisting of lease and well equipment, lease acquisition costs and intangible development costs are depreciated, depleted and amortized on the unit-of-production method, based on petroleum engineer estimates of recoverable proved developed oil and gas reserves of each respective field. In addition, net capitalized costs are subject to a periodic ceiling limitation. Such costs are limited to the undiscounted future net revenues from proved oil and gas properties, using period end costs and prices, after considering potential future income tax effects. There were no charges relating to ceiling limitations during the years ended December 31, 1993, 1994 and 1995.

     (c) Maintenance and repairs -- Maintenance and repairs are charged against operations. Renewals and betterments which extend the life or improve existing properties are capitalized.

     (d) Retirements -- Upon disposition or retirement of property and equipment (other than oil and gas properties), the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income.

     The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and the interest retained on the basis of the fair value of those interests.

     Income per common share -- Income per common share of stock is based on the weighted average number of shares outstanding during the year. Common stock equivalents are excluded for the years ended December 31, 1993 and 1994 because their effect is antidilutive and are included for the year ended December 31, 1995. The average number of shares outstanding has been adjusted for all periods to give effect to the number of shares outstanding as a result of the Tucker merger discussed in Note 2.

     In addition, the number of shares outstanding has also been adjusted for the year ended December 31, 1993, to give effect to the issuance of treasury stock to existing stockholders in 1993 (see Note 7). The dilutive effect of this transaction was calculated using the treasury stock method.

     Income taxes -- Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

     The Company and its subsidiaries adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") effective January 1, 1993, the beginning of its 1993 fiscal year, and did not retroactively apply the provisions of SFAS 109 prior to that date. SFAS 109 requires the asset and liability approach be used to account for income taxes. Under this method, deferred tax liabilities

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES
and assets are determined based on the temporary differences between financial statement and tax basis of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Deferred tax assets (net of a valuation allowance) primarily result from net operating loss carryforwards, certain accrued but unpaid insurance losses, unpaid state income taxes, alternative minimum tax credit carryforwards and investment tax credit carryforwards.

     The cumulative effect as of January 1, 1993, of adopting this new accounting standard was not material to the financial position of the Company. Also, there was no material impact on the consolidated statement of income for the year ended December 31, 1993.

     Investment tax credits are recorded under the flow through method as a reduction of the provision for income taxes.

     The Company files a consolidated Federal income tax return.

     Statement of cash flows -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash on deposit and unrestricted certificates of deposit with original maturities of less than 90 days.

     Reclassifications -- Certain reclassifications have been made to the 1993 and 1994 consolidated financial statements in order for them to conform with the 1995 presentation. The reclassifications had no effect on net income or stockholders' equity for those years.

2. MERGER AND ACQUISITIONS

     Tucker Drilling Company, Inc. -- On April 22, 1996, as amended on May 16, 1996, the Company and Tucker executed the Agreement and Plan of Merger among Patterson Energy, Inc. ("Patterson"), Patterson Drilling Company ("Patterson Drilling") and Tucker Drilling Company, Inc. ("Tucker") (the "Merger Agreement") providing for the merger of Patterson Drilling with and into Tucker. The merger was consummated on July 30, 1996 after a required approval of the stockholders of both Patterson and Tucker, with Tucker as the surviving corporation, wholly owned by Patterson and operating under the name of Patterson Drilling Company.

     Pursuant to the terms of the Merger Agreement, each share of Tucker common stock outstanding on July 30, 1996 was converted into 0.74 of a share ("Exchange Ratio") of Patterson common stock, par value $0.01 per share, and all options to purchase shares of Tucker common stock outstanding on that date became options to purchase Patterson common stock upon the terms of the governing stock option plans and as adjusted by the Exchange Ratio. A total of 1,577,514 shares of Patterson common stock was issued pursuant to the merger and an additional 74,592 shares of Patterson common stock were reserved for issuance under the outstanding Tucker stock options.

     The merger was treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and was accounted for as a pooling of interests for accounting purposes.

     The consolidated financial statements give retroactive effect to the merger which encompasses, among other things, combining Patterson's previous historical financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 with the previous historical financial statements of Tucker as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996. Certain adjustments were made in those years to conform the previous accounting policies of Tucker with those of Patterson. As of January 1, 1996, the financial statements are presented using the same fiscal periods. Consequently, the operations of Tucker for the three months ended March 31, 1996 are reflected in the consolidated financial statements of Patterson for the year ended December 31, 1995 and the nine months ended September 30, 1996. A corresponding stockholders' equity adjustment has been recorded as a result of including Tucker's operations for the three months ended March 31, 1996 with Patterson's operations for the year ended December 31, 1995 and the nine months ended September 30, 1996. Selected

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES
unaudited information related to the operations of Tucker for the three months ended March 31, 1996 is as follows (in thousands):

                                                                      (UNAUDITED)
                                                                      ------
                Revenues............................................  $3,972
                Operating loss......................................    (218)
                Net income..........................................     759

     Questor Drilling Corp. -- On July 15, 1994, Patterson acquired certain assets of Questor Drilling Corp. ("Questor"), a Delaware corporation wholly owned by Phibro Energy USA, Inc. ("Phibro"), pursuant to the terms of an Asset Purchase Agreement between Patterson and Questor, dated July 8, 1994. The assets acquired consisted of: (a) nine drilling rigs and related equipment, consisting primarily of 16 rig hauling trucks, and (b) a yard facility consisting of approximately 11 acres of real estate and improvements located thereon. The purchase price for the assets consisted of a cash payment of $4,500,000 and 250,000 shares of Patterson's common stock. The total value of the transaction was $6,375,000. The purchase price was determined through arm's-length negotiation between Questor and Patterson. Neither Questor nor Phibro is an affiliate of Patterson. The operating results have been included in the consolidated operating results of Patterson since the date of acquisition.

3. CASH

     Included in cash as of December 31, 1994 and 1995 was approximately $967,000 and $1,687,000, respectively, of monthly oil and gas sales to be distributed to revenue owners subsequent to year-end.

4. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1994 and 1995:

                                                                      1994             1995
                                                                  ------------     ------------
Drilling rigs and equipment...................................... $ 43,746,485     $ 57,598,179
Producing oil and gas properties, successful efforts method of
  accounting.....................................................   11,215,663       15,387,584
Undeveloped oil and gas properties, successful efforts method of
  accounting.....................................................      338,032          251,500
Other equipment..................................................    9,904,372       11,460,737
Buildings........................................................    2,747,992        2,743,138
Land.............................................................      361,248          361,248
                                                                  ------------     ------------
                                                                    68,313,792       87,802,386
Less accumulated depreciation, depletion and amortization........  (46,775,762)     (53,417,041)
                                                                  ------------     ------------
                                                                  $ 21,538,030     $ 34,385,345
                                                                   ===========      ===========

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

5. NOTES PAYABLE

Notes payable consisted of the following at December 31, 1994 and 1995:

                                                                        1994           1995
                                                                     ----------     -----------
Loan agreement with The CIT Group/Equipment Financing, Inc. entered into March, 1995, with a revolving credit facility of $7,000,000;
monthly payments of interest only at the one month London Interbank
Offered Rate (5.72% at December 31, 1995) plus 3%; revolving credit facility converts to 54 month term loan requiring principal and interest in monthly installments commencing on October 14, 1996;
collateralized by 18 drilling rigs; matures March, 2001............. $       --     $ 7,000,000
Note payable entered into July, 1994 in the original amount of
$5,000,000 to U. S. Bancorp Leasing and Financial; 84 monthly installments (currently $83,356) including interest at the one month
London Interbank Offered Rate (5.72% at December 31, 1995) plus
3.75%, payments subject to increase or decrease by the lender (as a result of changes in interest rate); collateralized by nine drilling
rigs; matures July, 2001............................................  4,776,544       4,207,704
Line of credit with Norwest Bank Texas, Wichita Falls, N.A.
(formerly Parker Square Bank, N.A.) entered into September, 1994, with a facility of $1,000,000. The line of credit note was renewed and increased to $2,385,833 in June, 1995. The line was amended and restated and increased to $3,500,000 in December, 1995; monthly payments of interest only at the Wall Street Journal prime rate
(8.5% at December 31, 1995) plus .25%; collateralized by certain of
the Company's oil and gas properties; matures December 1, 1997......         --       1,999,403
Line of credit with Financial Services Partnership of Snyder Texas, an entity affiliated with the Company's Chairman of the Board/Chief
Executive Officer and the Company's President/Chief Operating
Officer, with a facility of $710,000 originally due May, 1994. The line of credit was renewed in December, 1993, bearing interest at
8%, payable monthly, and is collateralized by accounts receivable and other intangibles. In December, 1994, the maturity date of the line of credit was extended to December, 1996. In December, 1995, the maturity date of the line of credit was extended to December,
1997................................................................    709,000         609,000
Note payable entered into during December, 1993 in the original amount of $1,750,000 to Snyder National Bank; monthly principal payments of $29,167 plus interest at Chase Manhattan Bank's prime rate (8.5% at December 31, 1994); collateralized by the Company's drilling rigs and real estate; scheduled maturity December, 1998.
The note was paid prior to its maturity in 1995.....................  1,400,000              --
                                                                     ----------      ----------
                                                                      6,885,544      13,816,107
Less current maturities.............................................   (918,834)       (909,634)
                                                                     ----------      ----------
                                                                     $5,966,710     $12,906,473
                                                                     ==========      ==========

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     The CIT Group/Equipment Financing, Inc. ("CIT") Loan Agreement and the Norwest Bank Texas, Wichita Falls, N.A. ("Norwest") line of credit contain a number of representations, warranties and covenants, the breach of which, at the election of CIT or Norwest, would accelerate the maturity date of the loans. The covenants include:

     - Maintenance on a quarterly basis of a consolidated cash flow coverage ratio of at least 1.5:1 (sum of net income, plus depreciation, depletion and amortization, less dividends paid and extraordinary items in the prior four quarters; divided by the sum of the current portion of long-term debt and capitalized lease obligations coming due in the following four quarters).

     - Maintenance on a consolidated basis of tangible net worth of at least $12,000,000 (CIT) and $18,000,000 (Norwest).

     - Maintenance on a consolidated basis of a ratio of total liabilities to tangible net worth of not greater than 1.75:1.

     - Without written consent of CIT and/or Norwest, the Company cannot conduct any business not being conducted by the Company on March 14, 1995, nor liquidate, dissolve or merge into any other entity.

     - The Company shall not pay, or authorize the payment of, any dividends on any stock, debenture or other security without the prior written consent of Norwest.

     The U.S. Bancorp Leasing and Financial note payable contains a provision that the Company may prepay the note in whole, but not in part, by remitting to the lender an amount equal to the principal balance at the time of such prepayment and an administrative fee equal to a specified percentage of such balance as follows:

MONTH OF PREPAYMENT                                    AMOUNT OF FEE
-------------------                                    -------------
      1-12...........................................        4%
      13-24..........................................        3%
      25-36..........................................        2%
      37-48..........................................        1%

     The Financial Services Partnership note payable contains a covenant that requires the Company to maintain a minimum ratio of "accounts receivable trade" to "loan balance outstanding" of 1.5:1.

     Other restrictive covenants under the terms of all debt agreements require that the underlying collateral not be subjected to impairment, sold, conveyed, transferred, encumbered, mortgaged, pledged, assigned or hypothecated in any manner without express written consent of the lenders.

     At December 31, 1995, the Company was in compliance with all loan covenants.

     Unused credit available under revolving notes payable and line of credit agreements totaled $1,600,000 at December 31, 1995. A commercial bank has issued a letter of credit to the Company's workers' compensation insurance carrier on behalf of the Company in the amount of $150,000. Additionally, the Company maintains a letter of credit in the amount of $475,000 with a bank for the benefit of an insurance company as collateral for retrospective premiums and retained losses which could become payable under the terms of the Company's insurance contract which existed prior to consummation of the merger with Tucker. The Company pays a fee in the amount of one percent per annum on the unused balance. The letter of credit expires on November 30, 1996 with provision for an indefinite number of annual extensions of the expiration date. No amounts have been drawn under the letter of credit.

     The Company has pledged as collateral a U.S. Treasury bill, maturing on November 14, 1996 with a book value of approximately $524,000 as of March 31, 1996, against the letter of credit.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     Five year maturities of notes payable -- Scheduled maturities of notes payable subsequent to December 31, 1995, are as follows:

                1996............................................  $   909,634
                1997............................................    4,446,407
                1998............................................    1,895,985
                1999............................................    1,958,973
                2000............................................    2,027,402
                Thereafter......................................    2,577,706
                                                                  -----------
                          Total.................................  $13,816,107
                                                                  ===========

6. COMMITMENTS AND CONTINGENCIES

     Commitments -- On July 15, 1994, the Company issued 250,000 shares of common stock as part of the purchase price of certain assets. The terms of the transaction included a registration rights agreement that, among other matters, provided in the event the holder of the shares ("Holder") still held the shares on April 1, 1996, but prior to April 1, 1997, at the request of the Holder, during such period, the Company would use its best efforts to arrange for the purchase of the shares at the best available price; provided, however, that if the price were less than $7.50 per share (before deduction of any brokerage commission), the Company would pay to the Holder the difference between $7.50 per share and the consideration received by the Holder (See Note 7).

     During September 1995, the Holder sold the 250,000 shares to Metropolitan Life Insurance Company Separate Account EN ("MetLife"). At the time of the sale to MetLife, MetLife and the Company amended and restated the registration rights agreement ("Amended and Restated Agreement") in its entirety. The Amended and Restated Agreement provides that the Company, upon written notice from MetLife, or any transferee of the 250,000 shares, on or after February 1, 1996, shall file, at the Company's expense, a "shelf" registration statement with the commission and keep the registration statement effective until the earlier to occur of (i) such time as all of the registered shares have been sold, (ii) two years from the effective date of the registration statement, or (iii) the date on which such shares become available for resale under Rule 144(k) of the Securities Act of 1933. The provision relating to the $7.50 price guarantee was eliminated.

     Supplemental executive retirement plan -- Effective April 1, 1991 the Tucker Drilling Company, Inc. Supplemental Executive Retirement Plan (the "Plan") was established for certain officers and key employees. Pursuant to agreements, as amended on April 22, 1996 and May 16, 1996 with related participants of the Plan, the Company is obligated to pay each participant, or the designated beneficiary, a lump sum at such participant's death, disability or retirement. The amount to be paid to each participant is equal to the participant's vested benefit at such date, limited however to related benefits received from underlying insurance policies as described below. These obligations are unsecured general liabilities of the Company. As of December 31, 1995 there were seven participants in the Plan and benefits accrue to the participants in equal annual amounts over ten years of service beginning April 1, 1991. Fully vested benefits are in the aggregate approximately $1,498,000. The estimated present value of the future benefit obligations as of April 1, 1991 will be accrued over the same ten year period as the benefits vest. As of December 31, 1995 approximately $237,000 has been accrued as a liability and approximately $44,000 has been expensed. As of December 31, 1994, approximately $193,000 had been accrued and approximately $50,900 was expensed under the Plan.

     The Company, through a grantor trust of which it is beneficiary, owns life insurance policies on the participants, and an annuity from which future premiums on the life insurance policies will be paid. These assets are included as other assets at a book value of approximately $568,000 and $528,000 at December 31, 1994, respectively.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     The insurance company which is the issuer of the life insurance and annuity contracts owned by the Company is currently under the supervision of the Michigan Commissioner of Insurance pursuant to an Order of Rehabilitation. Although the insurance company has continued to pay death benefits and scheduled annuity benefits, cash surrender values reflected above may be subject to change and access to such cash surrender values may be limited pending the negotiation of assumption reinsurance agreements.

     Contingencies -- (a) The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, cratering, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of $1,000,000 per occurrence with a $3,000,000 aggregate and excess liability and umbrella coverages of up to $15,000,000 per occurrence with a $15,000,000 aggregate. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage or damage to the environment. The Company also carries insurance to cover physical damage to or loss of its rigs; however, it does not carry insurance against loss of earnings resulting from such damage or loss.

     The Company's lenders which have a security interest in the drilling rigs are named as loss payees on the physical damage insurance on such rigs. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

     (b) In April, 1993, a wrongful death and survivorship suit was filed against the Company and the operator of a well in the 59th Judicial District Court of Grayson County, Texas (Case No. 93-0721). The suit arose out of a drilling rig accident in Gonzales County, Texas on February 7, 1993. An employee of the Company died in the accident. The survivorship action was brought against the operator by the decedent's estate, and the wrongful death action was brought against the Company and the operator by family members. In addition, another employee of the Company was injured in the accident and has joined the suit against the operator as a plaintiff. The Company was engaged in drilling a horizontal well under a contract with the operator of the well when the accident occurred. The suit asserts, among other things, a claim for gross negligence against the Company and a claim for negligence and gross negligence against the operator. The Company's defense has been assumed by the insurance carrier under the Company's workers' compensation policy.

     The Company has been informed by the insurance carrier that the accident constitutes a single occurrence under the policy, subject to a $100,000 deductible. The operator has made a claim against the Company under the Company's drilling contract with the operator for indemnification. The claims against the Company and the operator have been settled, but the terms of the settlement must be approved by the Court. The settlement amounts are less than the coverage available under the Company's workers' compensation policy and general liability policy. The Company's general liability insurance carrier has determined that the operator's claim for indemnification against the Company is covered by the Company's general liability policy (subject to a $25,000 deductible), but is assessing whether the amount of the settlement agreed to by the operator and the defense costs claimed by the operator are reasonable.

     (c) In March, 1994, a suit was filed against the Company, Patterson Petroleum, Inc., an employee of the Company and the operator of a well, in the 71st Judicial District Court of Harrison County, Texas (Case No. 94-0255). The suit arose out of a drilling rig accident in Burleson County, Texas in January, 1994. An individual died in the accident. The action was brought on behalf of the decedent's minor child. Another child intervened in the suit. The Company was engaged in drilling a horizontal well under a contract with the operator of the well when the accident occurred. The suit asserted a claim for negligence against the company and the other defendants. The Company's and Patterson Petroleum's defense was assumed by the insurance carrier under the Company's general liability policy, which is subject to a $25,000 deductible. This case has been settled within the limits of liability coverage.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     (d) In addition, the Company is also involved in various routine litigation incident to its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company.

7. STOCKHOLDERS' EQUITY

     In January, 1993, the Company sold 97,554 shares of treasury stock to the existing stockholders of the Company (including officers and directors) on a proportionate share ownership basis. The shares were sold for $0.54 per share and the proceeds were used to retire a note payable to SSI Oil & Gas, Inc., a company then indirectly owned by the Chairman of the Board/Chief Executive Officer, and currently owned 50% by an affiliate of the Company's Chairman of the Board/Chief Executive Officer and 50% by the President/Chief Operating Officer.

     On October 19, 1993, the Company reincorporated in the State of Delaware in a transaction pursuant to which the Company merged with and into a new Delaware company that was formed as a wholly owned subsidiary of the Company. The new Delaware company had the authority to issue 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. The Plan and Agreement of Merger provided for the exchange of 1 share of common stock of the new Delaware company for 1.51214 shares of common stock of the Company. The new Delaware company is the surviving corporation, and immediately after the merger had 1,803,604 shares of common stock issued and 1,550,000 outstanding and no shares of preferred stock issued or outstanding. The merger has been retroactively applied to the share information presented in the financial statements.

     In November, 1993, the Company completed an initial public offering of 745,000 shares of common stock and 745,000 redeemable warrants at a price of $6.75 per share of common stock and $0.25 per redeemable warrant. Also, on December 21, 1993, the underwriters of the Company's public offering exercised a portion of their overallotment option to purchase 90,000 additional shares of common stock and 111,750 additional redeemable warrants. Net proceeds from the offering totaled approximately $4,700,000.

     In July, 1995, the Company elected to redeem all of its outstanding redeemable warrants (856,750) at the redemption price of $0.05 per warrant. The redemption date was September 11, 1995 (the "Redemption Date"). Any right to exercise a redeemable warrant terminated on September 8, 1995, the business day immediately preceding the Redemption Date. As of September 26, 1995, the Company issued 426,874 shares of common stock upon the exercise of 853,748 redeemable warrants at $7.50 per share. Of the remaining 3,002 redeemable warrants, 2,002 were redeemed and the remaining warrants expired. The Company received approximately $2,995,000 from the exercise of the redeemable warrants. The funds were included in the Company's working capital and have been used for general corporate purposes.

     In November, 1995, the Company issued a total of 35,577 shares of common stock to the underwriters of the Company's initial public offering pursuant to their exercise of 75,315 redeemable warrants. The redeemable warrants were issued to the underwriters pursuant to the partial exercise of underwriter warrants issued as partial compensation for their underwriting services in connection with the initial public offering. Total proceeds received by the Company for the exercise of the underwriters warrants and the redeemable warrants was approximately $281,000.

     In July, 1994, the Company acquired certain assets of Questor pursuant to the terms of an Asset Purchase Agreement between the Company and Questor, dated July 8, 1994. The purchase price for the assets consisted of a cash payment of $4,500,000 and 250,000 shares of the Company's common stock, par value $0.01 per share. The total value of the transaction was $6,375,000.

     In September, 1994, the Board of Directors of the Company approved a resolution that all shares of Common stock, par value $.01 per share, of the Company then issued but not outstanding (the "Treasury Stock") be retired. The Board of Directors further approved a resolution that the Treasury Stock resume the status of authorized and unissued shares of common stock.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     In May, 1995, the Company acquired three drilling rigs and related equipment from a non-affiliated person. The purchase price for the rigs consisted of $367,500 cash, 97,500 shares of the Company's common stock and warrants to purchase an additional 75,000 shares at an exercise price of $9.00 per share. The total value of the transaction was $1,089,750. The Company has granted certain registration rights to the seller with respect to the 97,500 shares and the 75,000 shares purchasable upon exercise of the warrants (collectively the "registrable securities") consisting of (a) a one-time right after December 1, 1995, but prior to December 1, 1998, to cause the Company to file, at the Company's expense, a registration statement with the Securities and Exchange Commission (the "Commission" ) covering the registrable securities, provided that the number of shares that may be sold in any given calendar month in connection with such registration statement may not exceed the greater of (i) 37,500 shares or (ii) the greater of 0.196 times the average monthly trading volume of the Company's common stock on the Nasdaq National Market over the preceding 12 calendar months, and (b) the right to join the registrable securities in any registration statements filed by the Company with the Commission.

     At December 31, 1995, the Company has 4,747,083 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

8. STOCK OPTIONS AND WARRANTS

     Employee Stock Incentive Plan -- In August, 1993, the Company adopted the Patterson Energy, Inc. 1993 Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Stock Incentive Plan is to provide continuing incentives to the Company's key employees, which may include, but shall not necessarily be limited to, members of the Board of Directors (excluding members of the Compensation Committee) and officers of the Company. The Stock Incentive Plan provides for an authorization of 175,000 shares of common stock for issuance thereunder. Under the Stock Incentive Plan, the Company may grant to key employees awards of stock options and restricted stock or any combination thereof. The Company may grant both incentive stock options ("incentive stock options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and options which are not qualified as incentive stock options. The options become immediately exercisable in the event of a change in control (as defined in the Stock Incentive Plan) of the Company. Under the Stock Incentive Plan the exercise price of incentive stock options must be at least equal to the fair market value of the stock on date of grant and the exercise price of non-incentive stock options may not be less than 80% of the fair market value on date of grant.

     Stock options covering a total of 166,000 shares of common stock have been granted to date under the Stock Incentive Plan to five executive officers and 15 other employees of the Company, including Mr. Patterson (options covering 70,000 shares or approximately 42% of the total options granted). The outstanding options were variously granted on March 31 and October 27, 1995. Each of the options has a 10-year term. The options granted on March 31, 1995 are exercisable at a price of $7.25 per share; while the options granted on October 27, 1995 are exercisable at a per share price of $12.50. These exercise prices were equal to the fair market value of the stock on the respective grant dates. The options vest in equal annual increments of 20% beginning on the date of grant and continuing on each succeeding anniversary date. No options have been exercised at December 31, 1995.

     In March, 1983, the Board of Directors of Tucker approved and implemented an Incentive Stock Option Plan (including stock appreciation rights) which was amended in 1988 to allow for granting of nonqualified stock options, and in 1991 was further amended to eliminate stock appreciation rights. The purpose of the Plan was to attract and retain key employees and directors and to provide such persons with a proprietary interest in Tucker through the granting and exercise of stock options. The maximum number of shares of common stock available for issuance under the plan was 126,910 shares. The proceeds from the sale of common stock pursuant to the plan were to be added to the general funds of Tucker and used for general corporate purposes.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     In June, 1994 the Board of Directors of Tucker adopted the Tucker Drilling Company, Inc. 1994 Non Qualified Stock Option Plan. Officers and directors were not eligible to receive options from this plan. The maximum number of shares available for issuance under the plan was 20,720 shares.

     Each of the plans provide that options may be granted to purchase shares at prices not less than the fair market value at date of grant. The exercise period is governed by option agreements, but in no event may the exercise period extend beyond ten years from the date of grant. As discussed at Note 2, existing stock options and other employee incentive plans of Tucker effectively became plans to purchase or receive common stock of Patterson on consummation of the Merger. Accordingly, stock rights inherent in such plans are affected by the Exchange Ratio.

     Non-Employee Directors' Stock Option Plan -- In June, 1995, Patterson adopted the Non-Employee Directors' Stock Option Plan (the "Outside Directors' Plan"). The purpose of the Outside Directors' Plan is to encourage and provide incentive for high level performance by non-employee directors of the Company.

     An aggregate of 30,000 shares of Common Stock are reserved for issuance under the Outside Directors' Plan to directors who are not employees of the Company. The exercise price of options will be the fair market value of stock on the date of grant. Outside directors are automatically granted options to purchase 5,000 shares initially and an additional 1,000 shares for each subsequent year that they serve up to a maximum of 10,000 shares per director. Each option is exercisable one year after the date of grant and expires five years from the date of grant. The options become immediately exercisable in the event of a change of control (as defined in the Outside Directors' Plan) of the Company. On June 6, 1995, each of the outside directors of Patterson was automatically granted an option covering 5,000 shares with an exercise price of $9.00 per share. No other options have been granted to date under the Outside Directors' Plan, and none have been exercised as of December 31, 1995.

     Public relations services stock options -- During November, 1994, February, 1995, and July, 1995, the Company issued options covering a total of 125,000 shares of common stock to two consultants as partial compensation for public relations services rendered to the Company. The respective options were fully exercisable upon grant date. In November, 1994, 32,500 options were granted at $7.50 per share and 12,500 options were granted at $8.50 per share. In February, 1995, 20,000 options were granted at $8.775 per share and in July, 1995, 60,000 options were granted at $9.625 per share. The options expire five years from date of grant. No options have been exercised at December 31, 1995.

     Underwriters' warrants -- In November, 1993, the underwriters of the Company's initial public offering were issued warrants as partial consideration for their underwriting services for the initial public offering. The warrants give the underwriters the right to purchase 75,315 shares of the Company's common stock at a price of $8.68 per share and 75,315 redeemable warrants at $.375 per warrant. In November, 1995, 75,315 Redeemable Warrants were issued to the underwriters due to a partial exercise of the warrants. These Redeemable Warrants were immediately exercised by the underwriters at a price of $7.50 per share resulting in the issuance of 35,577 shares of the Company's common stock. The right to purchase 75,315 shares of the Company's common stock under the underwriters' warrants will expire in November, 1998.

     Stock purchase warrants -- In May, 1995, the Company issued 75,000 warrants exercisable at $9.00 per share as partial consideration for the purchase of three drilling rigs and related equipment (See Note 7). The warrants were exercisable upon issuance and expire on December 31, 1997. No warrants have been exercised at December 31, 1995.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     The following table contains information concerning stock options and warrants:

                                                                SHARES      AVERAGE EXERCISE PRICE
                                                                -------     ----------------------

        GRANTED
-----------------------
        1993................................................    112,973             $ 8.29
        1994................................................     53,880               7.86
        1995................................................    331,000               9.67

       EXERCISED
-----------------------
        1993................................................         --             $   --
        1994................................................      5,476               7.93
        1995................................................     56,158               7.62

      SURRENDERED
-----------------------
        1993................................................         --             $   --
        1994................................................        444               8.28
        1995................................................      1,776               8.28

OUTSTANDING AT YEAR END
-----------------------
        1993................................................    230,263             $ 8.16
        1994................................................    278,223               8.10
        1995................................................    551,289               9.08

EXERCISABLE AT YEAR END
-----------------------
        1993................................................    208,951             $ 8.14
        1994................................................    259,131               8.09
        1995................................................    401,385               8.76

9. LEASES

     Rent expense for office space and certain tools and equipment under monthly rental agreements and operation leases in 1993, 1994 and 1995 was $518,525, $792,885, and $1,042,000, respectively.

     For the years ended December 31, 1993 and 1994, the Company paid $13,800 in lease payments for each year. During April, 1995, the Company acquired a 57.85% undivided interest in each of two drilling rigs in which the Company owned the remaining 42.15% interest. The interests were acquired from Navajo Rigs, Inc. ("Navajo"), an affiliated entity, for a purchase price of $433,875 in cash pursuant to a merger of Navajo into Patterson. The acquired interests were leased by the Company on a month-to-month basis prior to the acquisition.

10. INCOME TAXES

     The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 consists of the following:

                                                        1993         1994           1995
                                                      --------     ---------     -----------
    Federal:
      Current.......................................  $ 41,213     $ 105,019     $   138,825
      Deferred income tax benefit...................        --      (406,515)     (1,000,324)
                                                      --------     ---------     -----------
                                                        41,213      (301,496)       (861,499)
    State:
      Current.......................................    82,096       108,330          74,735
                                                      --------     ---------     -----------
      Total income tax expense (benefit)............  $123,309     $(193,166)    $  (786,764)
                                                      ========     =========      ==========

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     The effective income tax rate varies from the Federal statutory rate as follows for the years ended December 31, 1993, 1994 and 1995:

                                                                  1993      1994      1995
                                                                  -----     -----     -----
    Statutory tax rate..........................................   34.0%     34.0%     34.0%
    Net operating loss carryforward.............................  (34.0)    (34.0)    (34.0)
    Reduction of valuation allowance............................     --      (8.5)    (41.4)
    State franchise taxes.......................................    4.7       2.3       3.1
    Alternative minimum taxes...................................    2.4       2.2       5.8
                                                                  -----     -----     -----
    Effective tax rate..........................................    7.1%     (4.0)%   (32.5)%
                                                                  =====     =====     =====

     There are $53,516 and $51,810 of accrued Federal income taxes in accrued expenses at December 31, 1994 and 1995, respectively. There is $54,101 of prepaid Federal income taxes in other current assets at December 31, 1995. There are $139,835 and $135,642 of accrued state income taxes in accrued expenses at December 31, 1994 and 1995, respectively.

     As of January 1, 1993, the deferred tax asset valuation allowance of approximately $6,405,000 was due primarily to net operating loss ("NOL") carryforwards which were not expected to be utilized before their respective expiration dates or which benefits the Company was unable to predict whether they would more likely than not be realized. During 1994 and 1995, the Company changed its estimate with respect to the future benefits of the NOL carryforwards and, accordingly, reduced the related valuation allowance. To the extent the valuation allowance was reduced, the related tax benefit was credited to income.

     The tax effect of significant temporary differences representing deferred tax assets and changes therein were as follows (in thousands):

                                       JANUARY 1,     NET      JANUARY 1,      NET      JANUARY 1,     NET      DECEMBER 31,
                                          1993       CHANGE       1994       CHANGE        1995       CHANGE        1995
                                       ----------    ------    ----------    -------    ----------    ------    ------------
Deferred tax assets:
  Net operating loss carryforwards...   $  6,335     $(774)     $  5,561     $(2,001)    $  3,560     $(891)      $  2,669
  Investment tax credit
    carryforwards....................        469        --           469          --          469        --            469
AMT credit carryforwards.............         62        41           103         103          206        76            282
Depletion carryforwards..............        492        64           556        (143)         413       199            612
Property and equipment...............         --        38            38          21           59       (59)            --
Other................................        157        (9)          148         137          285       (13)           272
                                         -------     -----       -------     -------      -------     ------       -------
                                           7,515      (640)        6,875      (1,883)       4,992      (688)         4,304
  Valuation allowance................     (6,405)      396        (6,009)      2,223       (3,786)    1,691         (2,095)
                                         -------     -----       -------     -------      -------     ------       -------
    Deferred tax assets..............      1,110      (244)          866         340        1,206     1,003          2,209
Deferred tax liabilities:
  Property and equipment basis
    difference.......................     (1,110)      244          (866)         67         (799)       (3)          (802)
                                         -------     -----       -------     -------      -------     ------       -------
    Net deferred tax asset...........   $     --     $  --      $     --     $   407     $    407     $1,000      $  1,407
                                         =======     =====       =======     =======      =======     ======       =======

     For tax return purposes, the Company had tax NOL carryforwards of approximately $7,990,000 and alternative minimum tax ("AMT") NOL carryforwards of approximately $5,788,000 at December 31, 1995. In addition, the Company had AMT credit carryforwards of $204,000 and statutory depletion carryforwards of approximately $1,801,000 at December 31, 1995, which may be carried forward indefinitely as a credit against the regular tax liability. If unused, the aforementioned tax NOL carryforwards will expire in various amounts in years 1998 to 2008. During the years ended December 31, 1993, 1994 and 1995, the Company utilized approximately $2,277,000, $5,891,000, and $2,481,000 respectively, of NOL carryforwards. The Company had investment tax credit carryforwards of approximately $469,000 at December 31, 1995, which, if unused, will expire at various dates through 2001.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     During 1995, the Company's NOL carryforwards became subject to an annual limitation due to a change of over 50% in the stock ownership of the Company as defined in Internal Revenue Service Code Section 382(g). Such limitations will be imposed upon the net earnings of the Company excluding any contribution from the operations acquired in the Merger ("Patterson Income") and separately imposed upon the net earnings generated from the operations of the Tucker assets acquired in the Merger ("Tucker Income"). The NOL carryforwards that can now be utilized to offset Patterson income in any year will be equal to approximately $1,808,000, which is determined by the value of Patterson's equity on August 2, 1995, the day prior to ownership change, times 5.88%, the federal long-term exempt rate on that date as published by the U.S. Treasury Department. Similarly, the NOL carryforwards that can now be utilized to offset Tucker income will be limited to approximately $1,540,000 which is determined by the value of Tucker's equity on July 29, 1996, the day prior to consummation of the Merger, times 5.78%, the federal long-term exempt rate on that date.

11. EMPLOYEE BENEFITS

     Profit Sharing Plan -- Effective January 1, 1992, the Company established a 401(k) profit sharing plan for all eligible employees. Company contributions are discretionary. For the year ended December 31, 1993, no contributions were made by the Company. In February, 1995, the Company made a contribution of approximately $70,000, which was accrued in the year ended December 31, 1994. In February, 1996, the Company approved a contribution of approximately $100,000, which was accrued in the year ended December 31, 1995.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

12. BUSINESS SEGMENTS

     The Company is engaged in contract drilling of oil and gas wells and oil and gas exploration, development and production. Total revenues by business segment include sales to affiliated customers. Information concerning the Company's business segments for the years ended December 31, 1993, 1994 and 1995 is as follows:

                                                     1993            1994            1995
                                                  -----------     -----------     -----------
    Revenues:
      Contract drilling.........................  $37,746,477     $54,822,766     $57,599,180
      Oil and gas...............................    5,146,301       4,706,782       6,844,769
                                                  -----------     -----------     -----------
    Total revenues..............................  $42,892,778     $59,529,548     $64,443,949
                                                  ===========     ===========     ===========
    Income (loss) from operations:
      Contract drilling.........................  $ 2,625,008     $ 6,012,356     $ 3,675,782
      Oil and gas...............................       45,294        (489,263)        (50,554)
      Other net.................................     (126,205)       (121,611)       (126,542)
                                                  -----------     -----------     -----------
                                                    2,544,097       5,401,482       3,498,686
                                                  -----------     -----------     -----------
      General corporate income (expense)(a).....     (536,088)       (415,387)       (165,635)
      Interest income...........................       62,327         193,417         145,774
      Interest expense..........................     (330,739)       (366,152)     (1,064,523)
                                                  -----------     -----------     -----------
      Income before income taxes................  $ 1,739,597     $ 4,813,360     $ 2,414,302
                                                  ===========     ===========     ===========
    Identifiable assets:
      Contract drilling.........................  $22,418,335     $31,886,409     $43,286,628
      Oil and gas...............................    7,852,384      10,163,670      10,348,443
      Other.....................................    3,648,880       7,458,724       9,355,774
                                                  -----------     -----------     -----------
    Total assets................................  $33,919,599     $49,508,803     $62,990,845
                                                  ===========     ===========     ===========
    Depreciation, depletion and amortization:
      Contract drilling.........................  $ 2,766,539     $ 3,524,635     $ 4,979,775
      Oil and gas...............................    1,761,953       1,265,683       2,416,378
      Other.....................................      126,205         121,611         126,542
                                                  -----------     -----------     -----------
    Total depreciation, depletion and
      amortization..............................  $ 4,654,697     $ 4,911,929     $ 7,522,695
                                                  ===========     ===========     ===========
    Capital expenditures:
      Contract drilling.........................  $ 3,354,629     $10,297,980     $15,634,539
      Oil and gas...............................    1,883,727       2,968,625       5,106,895
      Other.....................................       19,671          21,718          42,340
                                                  -----------     -----------     -----------
    Total expenditures..........................  $ 5,258,027     $13,288,323     $20,783,774
                                                  ===========     ===========     ===========

---------------

(a) General corporate income (expense) consists primarily of interest income and unallocated general and administrative expenses.

     No customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 1993, 1994 and 1995.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

13. OIL AND GAS EXPENDITURES

     Gross oil and gas expenditures by the Company in the United States for the years ended December 31, 1993, 1994 and 1995 are summarized below:

                                                          1993          1994          1995
                                                       ----------    ----------    ----------
    Property acquisition costs........................ $  188,107    $  860,759    $1,186,859
    Exploration costs.................................  1,462,648     2,332,926     3,736,937
    Development costs.................................    737,939       967,933     1,385,130
                                                       ----------    ----------    ----------
                                                       $2,388,694    $4,161,618    $6,308,926
                                                       ==========    ==========    ==========

     The aggregate amount of capitalized costs of oil and gas properties as of December 31, 1993, 1994 and 1995 is comprised of the following:

                                                       1993           1994           1995
                                                    -----------    -----------    -----------
    Proved properties.............................. $11,595,196    $11,215,663    $15,387,584
    Accumulated depreciation, depletion and
      amortization.................................  (8,589,933)    (7,445,261)    (9,009,244)
                                                    -----------    -----------    -----------
              Net proved properties................ $ 3,005,263    $ 3,770,402    $ 6,378,340
                                                    ===========    ===========    ===========

14. SUPPLEMENTARY OIL AND GAS RESERVE INFORMATION AND RELATED DATA
    (UNAUDITED)

OIL AND GAS RESERVE QUANTITIES

     The following table sets forth information with respect to quantities of net proved developed oil and gas reserves, and changes in those reserves for the years ended December 31, 1993, 1994 and 1995. The quantities were estimated by an independent petroleum engineer for the years ended December 31, 1993, 1994 and 1995. The Company's proved developed oil and gas reserves are located entirely within the United States.

     ESTIMATES OF RESERVES AND PRODUCTION PERFORMANCE ARE SUBJECTIVE AND MAY CHANGE MATERIALLY AS ACTUAL PRODUCTION INFORMATION BECOMES AVAILABLE.

                                                                    OIL (BBLS)    GAS (MCF)
                                                                    ----------    ----------
      Estimated quantity, January 1, 1993..........................    280,876     1,962,204
      Revision in previous estimates...............................     34,657       161,732
      Extensions, discoveries and other additions..................    177,273     1,119,152
      Sales of reserves-in-place...................................       (459)      (10,088)
      Production...................................................   (145,574)     (710,386)
                                                                      --------     ---------
      Estimated quantity, January 1, 1994..........................    346,773     2,522,614
      Revision in previous estimates...............................    125,485       468,746
      Extensions, discoveries and other additions..................    299,623     1,872,512
      Purchases....................................................     27,400       181,495
      Sales of reserves-in-place...................................    (75,193)     (416,328)
      Production...................................................   (124,019)     (859,791)
                                                                      --------     ---------
      Estimated quantity, January 1, 1995..........................    600,069     3,769,248
      Revision in previous estimates...............................    (59,429)      549,322
      Extensions, discoveries and other additions..................    405,364     2,272,738
      Purchases....................................................      2,280        40,386
      Sales of reserves-in-place...................................         --            --
      Production...................................................   (191,342)   (1,361,770)
                                                                      --------     ---------
      Estimated quantity, January 1, 1996..........................    756,942     5,269,924
                                                                      ========     =========

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1993          1994          1995
                                                       ----------    ----------    ----------
    Oil and gas revenues.............................. $3,913,746    $3,593,786    $5,399,536
    Gain on sale of oil and gas properties............         --       151,287        38,394
    Gain on sale of undeveloped properties............         --        48,506        66,755
                                                       ----------    ----------    ----------
                                                        3,913,746     3,793,579     5,504,685
    Costs and expenses (benefit):
      Production costs................................  1,207,003     1,150,590     1,715,155
      Exploration expenses............................ 363,943...     1,493,676     1,137,557
      Depreciation, depletion and amortization........  2,086,258     1,192,328     2,289,070
      Write-down due to impairment of long-lived
         assets.......................................         --            --       159,403
      Income tax (benefit)............................    140,123       (20,745)       69,190
                                                       ----------    ----------    ----------
                                                        3,797,327     3,815,849     5,370,375
                                                       ----------    ----------    ----------
    Results of operations for oil and gas
         producing activities......................... $  116,419    $  (22,270)   $  134,310
                                                       ==========    ==========    ==========

STANDARDIZED MEASURE OF FUTURE NET CASH FLOWS OF PROVED DEVELOPED OIL AND GAS RESERVES, DISCOUNTED AT 10% PER ANNUM

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Future gross revenues.................................  $ 9,236     $15,336     $22,436
    Future development and production costs...............    3,508       6,772       8,623
    Future income tax expense(a)..........................      566       1,055       2,158
                                                            -------     -------     -------
    Future net cash flows.................................    5,162       7,509      11,655
    Discount at 10% per annum.............................   (1,153)     (1,943)     (2,987)
                                                            -------     -------     -------
    Standardized measure of discounted future net cash
      flows...............................................  $ 4,009     $ 5,566     $ 8,668
                                                            =======     =======     =======

---------------

(a) Future income taxes are computed by applying the statutory tax rate to future net cash flows less the tax basis of the properties and net operating loss attributable to oil and gas operations and investment tax credit carryforwards as of year-end; statutory depletion and tax credits applicable to future oil and gas-producing activities are also considered in the income tax computation.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

CHANGES IN THE STANDARDIZED MEASURE OF NET CASH FLOWS OF PROVED DEVELOPED OIL AND GAS RESERVES DISCOUNTED AT 10% PER ANNUM

     The principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company's proved developed oil and gas reserves are shown below.

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Standardized measure at beginning of year.............  $ 3,539     $ 4,009     $ 5,566
    Sales and transfers of oil and gas produced, net of
      production costs....................................   (2,707)     (2,337)     (3,891)
    Net changes in sales price and future production and
      development costs...................................     (390)     (1,516)        807
    Extensions, discoveries and improved recovery, less
      related costs.......................................    2,771       4,070       6,278
    Sales of minerals-in-place............................       --        (727)         --
    Revision of previous quantity estimates...............      863       2,226         667
    Accretion of discount.................................      354         401         574
    Changes in production rates and other.................     (154)        (71)       (230)
    Net change in income taxes............................     (267)       (489)     (1,103)
                                                            -------     -------     -------
    Standardized measure at end of year...................  $ 4,009     $ 5,566     $ 8,668
                                                            =======     =======     =======

15. CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of demand deposits, temporary cash investments and trade receivables.

     The Company believes that it places its demand deposits and temporary cash investments with high credit quality financial institutions. At December 31, 1994 and 1995, the Company's demand deposits and temporary cash investments consisted of the following:

                                                                   1994            1995
                                                                -----------     -----------
    Deposit in FDIC and SIPC-insured institutions under
      $100,000 and cash on hand...............................  $   571,446     $   563,743
    Deposit in FDIC and SIPC-insured institutions over
      $100,000 and cash on hand...............................    4,258,509       4,984,675
    Investment in U.S. Treasury securities....................      985,875              --
    Mutual fund collateralized by U.S. Treasury obligations
      and repurchase agreements which are collateralized by
      U.S. Treasury securities................................    2,336,268       6,664,034
                                                                -----------     -----------
                                                                  8,152,098      12,212,452
    Less outstanding checks and other reconciling items.......   (1,307,039)     (2,867,958)
                                                                -----------     -----------
    Cash and cash equivalents.................................    6,845,059       9,344,494
    Investment in U.S. Treasury securities (at cost as of
      March 31)...............................................    2,570,459         524,323
                                                                -----------     -----------
                                                                $ 9,415,518     $ 9,868,817
                                                                 ==========      ==========

     Concentrations of credit risk with respect to trade receivables are primarily focused on contract drilling receivables. The concentration is mitigated by the diversification of customers for which the Company provides drilling services. No significant losses from individual contracts were experienced during the years

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES
ended December 31, 1994 and 1995. Included in general and administrative expense for the period ended December 31, 1993, is a provision for 100% of a doubtful receivable in the approximate amount of $355,500. Included in general and administrative expense for the periods ended December 31, 1994 and 1995 are provisions for doubtful receivables of $107,757 and $137,757, respectively.

     The carrying values of cash and cash equivalents, marketable securities and trade receivables approximate fair value due to the short-term maturity of these assets.

16. RELATED PARTY TRANSACTIONS

     Use of assets -- The Company leases a 1981 Beech King-Air 90 airplane owned by an affiliate of the Company's Chairman of the Board/Chief Executive Officer. Under the terms of the lease, the Company pays a monthly rental of $9,200 and the costs of fuel, insurance, taxes and maintenance of the aircraft. From July, 1992, until January, 1995, the Company and another affiliate of the Chairman of the Board/Chief Executive Officer were co-lessees of the aircraft. Under the agreement the Company paid a monthly rental of $4,500 plus the Company's proportionate share of fuel and shares the insurance, taxes and maintenance equally with co-lessee. The Company paid approximately $105,461, $126,497, and $174,455 for the lease of the airplane during 1993, 1994 and 1995, respectively.

     Purchase of oilfield equipment and related parts -- In October, 1994, the Company purchased oilfield equipment and parts from an entity currently owned 50% by an affiliate of the Company's Chairman of the Board/Chief Executive Officer and 50% by the President/Chief Operating Officer. The amount of the purchase was $150,000 and the Company had a related accounts payable of $125,000 to this entity at December 31, 1994.

     Contract drilling services -- A company owned in part by a relative of the Chairman of the Board/Chief Executive Officer, contracted drilling services from the Company during 1993, 1994 and 1995. Revenues for 1993, 1994 and 1995 include approximately $960,000, $338,000, and $597,700, respectively, for these services.

     Sales of oil -- A company owned in part by a relative of the Chairman of the Board/Chief Executive Officer, acted as the first purchaser of oil produced from leases operated by the Company during 1995. Sales of oil to that entity, both royalty and working interest (including the Company) were approximately $5,870,000.

     Joint operation of oil and gas properties -- The Company operates certain oil and gas properties in which the Chairman of the Board/Chief Executive Officer, the President/Chief Operating Officer and other persons or entities related to the Company purchased a joint interest ownership with the Company and other industry partners. The Company made oil and gas production payments (net of royalty) of $3,802,766, $2,765,303, and $3,907,116 from these properties in 1993, 1994 and 1995, respectively, to the aforementioned persons or entities. These persons or entities reimbursed the Company for joint operating costs of $3,605,569, $2,347,547, and $5,174,970 in 1993, 1994 and 1995, respectively.

     Common ownership in Navajo Rigs -- Certain officers, directors and stockholders of the Company were also shareholders in Navajo Rigs (See Note 7).

     Note payable to related parties -- Note payable to related parties is listed in Note 5.

     Sale of treasury stock to existing stockholders -- In January, 1993, the Company sold 97,554 shares of treasury stock to the existing stockholders of the Company (including officers and directors) on a proportionate share ownership basis. The shares were sold for $0.54 per share and the proceeds were used to retire a note payable to an affiliate of the Company's Chairman of the Board/Chief Executive Officer (See Note 7).

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

17. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

     Effective March 31, 1996, the Company revised its estimates relative to the realization of the future benefits of its net operating loss carryforwards and, accordingly, fully reduced the related valuation allowance recognizing a net deferred income tax benefit of $1,610,000. The Company continues to maintain a valuation allowance of approximately $470,000 as it does not appear likely that the Company will realize the benefit of certain other deferred tax assets prior to their respective expirations.

     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during the fiscal quarter ended March 31, 1996. The Statement established accounting standards for determining the impairment of the Company's long-lived assets. Implementation of the Statement did not result in any adjustments to the carrying values of such assets.

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" during the fiscal quarter ended March 31, 1996. The Statement defines a fair value based method of accounting (i.e., using an option pricing model such as Black-Scholes) for employee stock options or similar equity instrument plans, but also allows an entity to measure compensation costs for those plans using the intrinsic value (the amount by which the market price of the underlying stock exceeds the underlying price of the option) based method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The Company has elected to continue using the intrinsic value based method as allowed by the Statement.

     On June 6, 1996, pursuant to the terms of the Company's Non-Employee Directors' Stock Option Plan, options to purchase a total of 2,000 shares were granted. The Company did not incur any compensation related expenses as a result of this transaction. For the nine months ended September 30, 1996, stock options to purchase 180,000 shares of Patterson's common stock were granted in which no compensation expense was incurred. Furthermore, significant compensation expense would not have been incurred had a fair value based method of accounting (i.e., Black-Sholes) been applied to the above described activity.

     On July 12, 1996, pursuant to the terms of the Underwriter's Warrant Agreement dated November 2, 1993, as amended on November 15, 1994 and June 18, 1996, the Company authorized the issuance of 38,224 shares of Patterson's common stock upon exercise of the 75,316 warrants. In lieu of a cash payment to Patterson, the warrant holders chose to forfeit 37,092 shares of common stock back to Patterson, in order to receive 38,224 shares of Patterson's common stock. The number of shares forfeited and received by the respective warrant holders was determined using the stated exercise price of the warrants ($8.68), the fair market value of Patterson's common stock on the date of the exercise ($17.625) and the difference between the stated exercise price and the fair market value on the date of exercise ($8.95). The difference of $8.95 was multiplied by the total number of outstanding warrants (75,316) and then divided by the fair market value ($17.625) to determine the number of shares to be received.

     On July 30, 1996, prior to consummation of the merger on that date, the stockholders of Patterson at a special meeting thereof, approved an amendment to Patterson's Certificate of Incorporation providing for an increase in the number of authorized shares of Patterson's common stock from 5,000,000 shares to 9,000,000 shares and the issuance of 1,577,514 shares of Patterson's common stock in connection with the merger.

     On July 30, 1996, 120,440 stock options, which were exercisable at an average per share price of $10.13, granted under the Stock Incentive Plan, became exercisable due to a change in control as defined in the Stock Incentive Plan. These stock options were granted in 1995 and were due to become exercisable at various dates through the year 1999. The change in control was affected by the issuance of shares to the former Tucker Stockholders upon consummation of the merger of a subsidiary of the Company and Tucker pursuant to the Merger Agreement discussed in Note 2. As of September 30, 1996, there were stock options covering a total of 378,910 shares of common stock granted, of which 371,910 options were exercisable.

                    PATTERSON ENERGY, INC. AND SUBSIDIARIES

     On September 27, 1996, Patterson Drilling entered into a loan agreement (the "Loan Agreement") with The CIT Group/Equipment Financing, Inc. ("CIT") providing for a credit facility (the "Loan") of the lesser of 68% of the collateral value or $22,000,000. The Loan is recourse and collateralized by the 40 drilling rigs, currently owned by Patterson Drilling, related drilling equipment and any drilling rigs and/or drilling equipment acquired with the proceeds.

     The Loan is a short-term loan until August 31, 1997 (the "Short-Term Loan Period"), at which time (the "Long-Term Loan Conversion Date") the Loan will be converted into a 60-month term loan. No advances under the Loan may be made after the Long-Term Loan Conversion Date. During the Short-Term Loan Period, Patterson Drilling must repay all amounts under the Loan Agreement in monthly installments of $50,000 plus accrued interest through January 31, 1997, and monthly installments of $100,000 plus accrued interest thereafter until the Long-Term Loan Conversion Date; and then, commencing on that date, Patterson Drilling must pay principal and interest in monthly installments in the amount necessary to amortize 75% of the balance of the Loan outstanding on the Long-Term Conversion Date, with the final installment payable on August 31, 2002 (the "Maturity Date"), to include a balloon amount sufficient to discharge all accrued and unpaid interest, unpaid principal and unpaid premiums, outstanding under the Loan Agreement and related secured promissory note (the "Note"). Interest on the outstanding principal balance of the Note is payable monthly in arrears at a rate of interest, computed on the basis of a 365-day year and actual days elapsed, equal to the LIBOR Rate plus 2.75% or, if the LIBOR Rate becomes impracticable, the interest rate will be the prime rate, from time to time, of The Chase Manhattan Bank, New York, New York, plus 1%.

     The Loan Agreement required the payment of a $20,000 commitment fee and requires payment of a revolving loan fee of 0.25% per year on the unused portion of the Loan during the Short-Term Loan Period. The Loan Agreement contains a number of representations, warranties and covenants of Patterson Drilling and Patterson, the breach of which, at the election of CIT would accelerate the Maturity Date of the Loan. The covenants of Patterson include (i) maintenance on a quarterly basis of a consolidated cash flow coverage ratio of at least 2:1.0 (sum of Patterson's net income on a consolidated basis, plus depreciation, depletion and amortization, less dividends paid and extraordinary items of income in the prior four quarters, divided by the sum of the current portion of long-term debt and capitalized lease obligations coming due in the following four quarters); (ii) maintenance on a consolidated basis of tangible net worth of at least $36,000,000; and (iii) maintenance on a consolidated basis of a ratio of total liabilities to tangible net worth of not greater than 1.25:1.0. In addition, without the prior written consent of CIT, Patterson cannot, among other things, conduct any business not being conducted by it on September 27, 1996, or liquidate, dissolve or merge into any other entity or materially change its management.

     On October 24, 1996, Patterson acquired 100% of the stock of a privately-owned, non-affiliated contract drilling company for a purchase price of $13 million. The acquisition included, among other things, six oil and gas contract drilling rigs, related drilling equipment, three trucks, one yard and shop facility and net working capital of $4.3 million. The acquisition was funded with the remaining credit facility provided by the CIT Loan discussed in
Note 7 above and existing cash of the Company.

     During November and December, 1996, in two separate transactions, the Company acquired 15 drilling rigs and other assets. The total consideration paid for these assets was approximately $4.2 million consisting of $2.4 million cash, a $400,000 promissory note payable and 52,000 shares of the Company's common stock, valued, for purposes of this transaction at approximately $1.4 million.

     In December, 1996, the Company repaid amounts then outstanding under a line of credit note payable in the amount of $609,000 with Financial Services Partnership of Snyder, an entity related to the Company's Chairman of the Board/Chief Executive Officer and the Company's President/Chief Operating Officer. The line of credit was paid prior to its maturity which was December, 1997.

                           GLOSSARY OF INDUSTRY TERMS

The following are definitions of certain industry terms used in this Prospectus:

Bbls.......................  Refers to barrels of 42 U.S. gallons and represents the basic unit for measuring the production of crude oil and condensate.

BOE........................  Refers to barrels of oil equivalent. In reference to natural gas, natural gas equivalents are determined using the rate of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

Daywork Contracts..........  Drilling contracts pursuant to which the contractor is compensated based on a negotiated rate per day that the drilling rig is utilized.

Completion.................  Those processes necessary before production occurs from a well and after the drillers have reached the producing formation.

Developed Acreage..........  Lease acres spaced or assigned to productive wells.

Development Well...........  A well drilled within the proved area of an oil or gas reservoir to a depth known to be productive.

Dry Hole...................  An exploratory or development well found to be incapable of producing either oil or gas in paying quantities (i.e., proceeds of production exceed operating expenses).

Exploratory Well...........  A well drilled to find and produce oil and gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Footage Contracts..........  Drilling contracts pursuant to which the contractor is compensated based on a rate-per-foot-drilled basis at completion of the well.

Formation..................  A succession of sedimentary beds that were deposited continuously and under the same general condition. Formations are usually named for the town or area in which they were first recognized, often at the place where the formation outcrops. For example, the Austin Chalk formation outcrops at Austin, Texas.

Gross Acre.................  An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

Gross Well.................  A well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

Horizontal Drilling........  High angle directional drilling with lateral penetration of one or more productive reservoirs.

Leasehold Interest.........  Full or partial interest in oil and gas mineral rights, fee rights, or other rights authorizing the owner of such interest to drill for, produce, and sell oil and gas upon payment of delay rentals, bonuses, and/or royalties. Leases are generally acquired from federal and state governments and private landowners.

MBOE.......................  Refers to 1,000 BOE.

MMcf.......................  Refers to a volume of 1,000,000 cubic feet under prescribed conditions of pressure and temperature.

Mcf........................  Refers to a volume of 1,000 cubic feet under prescribed conditions of pressure and temperature and represents the basic unit for measuring volumes of produced gas.

Net Acre...................  Deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional ownership working interests owned in gross acres expressed as whole numbers and fractions thereof.

Net Well...................  Deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional ownership working interests owned in gross wells expressed as whole numbers and fractions thereof.

Operator...................  Any person, partnership, corporation, or other entity engaged in the business of exercising direct supervision over the drilling or production from an oil and/or gas well, usually pursuant to the terms of an operating agreement with the working interest owners in the well.

Producing Properties.......  Properties that contain one or more wells that produce oil and/or gas in paying quantities.

Productive Well............  A well that is found capable of producing oil and/or gas in paying quantities.

Proved Reserves............  Estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions; i.e., prices and costs as of the date the estimate is made.

Proved Developed
Reserves...................  Proved oil and gas reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Rig Utilization Rate or
  Utilization Rate.........  Rig utilization is based on a 365-day year for rigs available for service during the periods indicated. A rig is utilized when it is operating or being moved, assembled or dismantled under contract.

SEC PV-10 Value............  The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

Turnkey Contracts..........  Drilling contracts pursuant to which the contractor receives a pre-determined fixed payment in consideration for, and only upon completion of, drilling to a specified depth and performing certain other negotiated services.

Undeveloped Acreage........  Leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether such acreage contains proved reserves.

Working Interest...........  The operating interest under a lease, the owner of which has the right to explore for and produce oil and gas covered by the lease. The full working interest bears 100% of the costs of exploration, development, production and operation, and is entitled to the portion of the gross proceeds of production which remains after proceeds allocable to royalty and overriding royalty interests or other lease burdens have been deducted.

3-D Seismic................  Seismic data that yields a three-dimensional picture of the subsurface.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      8
Disclosure Regarding Forward-Looking
  Statements..........................     11
The Company...........................     12
Use of Proceeds.......................     13
Price Range of Common Stock and
  Dividend Policy.....................     14
Capitalization........................     15
Selected Consolidated Financial
  Data................................     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     17
Business and Properties...............     23
Management............................     34
Principal and Selling Stockholders....     37
Description of Capital Stock..........     39
Shares Eligible for Future Sale.......     43
Underwriting..........................     44
Legal Matters.........................     45
Experts...............................     45
Available Information.................     46
Incorporation of Certain Documents by
  Reference...........................     46
Index to Consolidated Financial
  Statements..........................    F-1
Glossary of Industry Terms............    G-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,727,000 Shares

                            [PATTERSON ENERGY LOGO]


                             PATTERSON ENERGY, INC.


                                  Common Stock

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus included as part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Commission registration fee and the NASD filing fee, are estimates:


                                   DESCRIPTION                                       AMOUNT
----------------------------------------------------------------------------------  --------
Registration fee..................................................................  $ 15,572
NASD filing fee...................................................................     5,639
Nasdaq National Market additional listing fee.....................................    17,500
Accounting fees and expenses......................................................   135,000
Legal fees and expenses...........................................................   150,000
Printing expenses.................................................................   175,000
Blue Sky fees and expenses........................................................    10,000
Transfer agent fees and expenses..................................................     2,500
Miscellaneous.....................................................................    25,000
                                                                                      ------
          Total...................................................................  $536,211
                                                                                      ======


ITEM 16. EXHIBITS.

     The following exhibits are filed herewith or incorporated by reference herein:


        EXHIBIT    ITEM 601 CROSS
        NUMBER       REFERENCE                        DOCUMENT AS FORM S-3 EXHIBIT
        ------     --------------     ------------------------------------------------------------
          1.1             1           Form of Underwriting Agreement(1)
          2.1             2           Agreement and Plan of Merger, dated as of April 22, 1996,
                                      among Patterson Drilling Company and Tucker Drilling
                                      Company, Inc. and amendment thereto, dated May 16, 1996(2)
          2.2             2           Stock Purchase Agreement, dated as of October 23, 1996, by and among Patterson Drilling Company and H. Gene Sledge,
                                      Joyce A. Sledge, David W. Sledge and Michael G. Sledge(3)
          4.1             4           Excerpt from Restated Certificate of Incorporation of
                                      Patterson Energy, Inc. regarding authorized Common Stock and
                                      Preferred Stock(4)
          4.2             4           Rights Agreement, dated as of January 2, 1997, between
                                      Patterson Energy, Inc. and Continental Stock Transfer &
                                      Trust Company, as Rights Agent(1)
          4.3             4           Form of Certificate of Designation of Series A Participating
                                      Preferred Stock(1)
          5.1             5           Opinion of Baker & Hostetler re: legality of the shares to be offered(1)
         15.1            15           Letter of Coopers & Lybrand L.L.P. re: unaudited interim
                                      financial information(1)
         23.1            23           Consent of Coopers & Lybrand L.L.P.

        EXHIBIT    ITEM 601 CROSS
        NUMBER       REFERENCE                        DOCUMENT AS FORM S-3 EXHIBIT
        ------     --------------     ------------------------------------------------------------
         23.2            23           Consent of Arthur Andersen LLP
         23.3            23           Consent of M. Brian Wallace, independent petroleum
                                      engineer(4)
         23.4            23           Consent of Baker & Hostetler (included in Exhibit 5.1)(1)
         24.1            24           Powers of Attorney (included on signature page of initial
                                      Form S-3 filed with the Commission on December 18, 1996)


---------------

(1) To be filed by amendment.

(2) Incorporated by reference to Item 7, "Financial Statements and Exhibits" to Form 8-K dated April 22, 1996.

(3) Incorporated by reference to Item 7, "Financial Statements and Exhibits" to Form 8-K dated October 23, 1996.


(4) Filed as an Exhibit to Form S-3 (Registration No. 333-18123) filed with the Commission on December 18, 1996.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Snyder, State of Texas on the 3rd day of January, 1997.


                                          PATTERSON ENERGY, INC.


                                          By:  /s/  CLOYCE A. TALBOTT
                                             ---------------------------------
                                                    Cloyce A. Talbott
                                                Chairman of the Board and
                                                 Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of January 3, 1997, by the following persons in the capacities indicated:



          /s/  CLOYCE A. TALBOTT                 Chairman of the Board, Director and Chief
----------------------------------------------   Executive Officer
               Cloyce A. Talbott
          Principal Executive Officer

                       *                         President, Chief Operating Officer and
----------------------------------------------   Director
              A. Glenn Patterson

                       *                         Director
----------------------------------------------
                Robert C. Gist

                       *                         Director
----------------------------------------------
               Kenneth E. Davis

                       *                         Director
----------------------------------------------
             Vincent A. Rossi, Jr.

           /s/  JAMES C. BROWN                   Vice President -- Finance, Secretary,
----------------------------------------------   Treasurer and Chief Financial Officer
                James C. Brown
         Principal Accounting Officer

*By:      /s/  CLOYCE A. TALBOTT
    ------------------------------------------
               Cloyce A. Talbott
               Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT    ITEM 601 CROSS
NUMBER       REFERENCE                            DOCUMENT AS FORM S-3 EXHIBIT
------     --------------     --------------------------------------------------------------------
  1.1             1           Form of Underwriting Agreement(1)
  2.1             2           Agreement and Plan of Merger, dated as of April 22, 1996, among
                              Patterson Drilling Company and Tucker Drilling Company, Inc. and
                              amendment thereto, dated May 16, 1996(2)
  2.2             2           Stock Purchase Agreement, dated as of October 23, 1996, by and among
                              Patterson Drilling Company and H. Gene Sledge, Joyce A. Sledge,
                              David W. Sledge and Michael G. Sledge(3)
  4.1             4           Excerpt from Restated Certificate of Incorporation of Patterson
                              Energy, Inc. regarding authorized Common Stock and Preferred
                              Stock(4)
  4.2             4           Rights Agreement, dated as of January 2, 1997, between Patterson
                              Energy, Inc. and Continental Stock Transfer & Trust Company, as
                              Rights Agent(1)
  4.3             4           Form of Certificate of Designation of Series A Participating
                              Preferred Stock(1)
  5.1             5           Opinion of Baker & Hostetler re: legality of the shares to be offered(1)
 15.1            15           Letter of Coopers & Lybrand L.L.P. re: unaudited interim financial information(1)
 23.1            23           Consent of Coopers & Lybrand L.L.P.
 23.2            23           Consent of Arthur Andersen LLP
 23.3            23           Consent of M. Brian Wallace, independent petroleum engineer(4)
 23.4            23           Consent of Baker & Hostetler (included in Exhibit 5.1)(1)
 24.1            24           Powers of Attorney (included on signature page of initial Form S-3 filed with the Commission on December 18, 1996)


---------------


(1) To be filed by amendment.



(2) Incorporated by reference to Item 7, "Financial Statements and Exhibits" to Form 8-K dated April 22, 1996.



(3) Incorporated by reference to Item 7, "Financial Statements and Exhibits" to Form 8-K dated October 23, 1996.



(4) Filed as an Exhibit to Form S-3 (Registration No. 333-18123) filed with the Commission on December 18, 1996.